UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

MANUAL FOR PARTICIPATING IN THE SPECIAL SHAREHOLDERS' MEETING OF OCTOBER 7, 2016

The information in this Manual also includes:

- **Call Notice;**
- **Proposals to be discussed in said Meeting; and**
- **Other information on the General Meeting.**

1

Summary

Message from the Chairman of the Board of Directors and from the Chief Executive Officer	3
Information on General Meetings	4
Quorum for the holding of the Meeting	4
Quorum for the Resolutions	4
Exercise of Voting Rights	5
• Holders of preferred shares	5
• Holders of common shares	5
• Holders of American Depositary Receipts (ADRs)	5
Participation in the General Meeting	5
• Attendance in person	5
• Participation by proxy	5
Call Notice	7
Proposal to absorb a portion of the equity of HSBC Bank Brasil S.A. – Banco Múltiplo, a wholly-owned subsidiary of the Company	9
Protocol and Jusification of the Partial Spin-Off of Portions of Equity and their Merger by Existing Companies entered into between HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Bradesco S.A., Banco Bradesco Cartões S.A. and Bradesco Leasing S.A. – Arrendamento Mercantil	10
Appendix 20-A required by CVM Instruction No. 481 of December 17, 2009	14
Appendix 21 required by CVM Instruction No. 481 of December 17, 2009	25
Appendix 3 required by CVM Instruction No. 565, of June 15, 2015	26
Proposal for partial amendment to the Bylaws	28
Legal and economic effects of the amendments, pursuant to Article 11 of CVM Instruction No. 481 of December 17, 2009	31
Transcript of the Bylaws containing the amendment to be submitted to the shareholders at the Special Shareholders’ Meeting	32
Proxy Model	43
Minutes of the Board of Directors' Meeting required by item 6 of Appendix 20-A of CVM Instruction No. 481 of December 17, 2009	45
Minutes of the Fiscal Council's Meeting required by item 6 of Appendix 20-A of CVM Instruction No. 481 of December 17, 2009	49
Risk factors related to HSBC Bank Brasil S.A. - Banco Múltiplo, required by item 11a of Appendix 20-A of CVM Instruction No. 481 of December 17, 2009	50
Main changes in the risk factors related to HSBC Bank Brasil S.A. - Banco Múltiplo, pursuant to item 11b of Appendix 20-A of CVM Instruction No. 481, of December 17, 2009	55
Description of activities of HSBC Bank Brasil S.A. - Banco Múltiplo, pursuant to item 11c of Appendix 20-A of CVM Instruction No. 481, of December 17, 2009	55
Risk factors related to Banco Bradesco Cartões S.A. required by item 11a of Appendix 20-A of CVM Instruction No. 481 of December 17, 2009	56
Main changes in the risk factors of Banco Bradesco Cartões S.A., pursuant to item 11b of Appendix 20-A of CVM Instruction No. 481 of December 17, 2009	61
Description of the activities of Banco Bradesco Cartões S.A.pursuant to section 11c of Appendix 20a of CVM Instruction 481, of December 17, 2009	61
Item 15 - Appendix 20-A - Report including the negotiation with securities issued by the companies involved in the transaction (last 6 months)	64
Descriptive Memorandum of Properties of the HSBC Bank	78
Evaluation Report of the shareholders' equity of HSBC Bank to be transferred to Banco Bradesco S.A. and work and remuneration proposals of KPMG Auditores Independentes	134

2

Message from the Chairman of the Board of Directors and from the Chief Executive Officer

Cidade de Deus, Osasco, SP, September 5, 2016

Dear shareholders,

We invite you to attend the Special Shareholders’ Meeting  of Banco Bradesco S.A. ("Bradesco"), to be held on October 7, 2016, at 5:00 p.m., at our headquarters, in the Núcleo Cidade de Deus, Prédio Vermelho, Salão Nobre do 5 o andar, Vila Yara, Osasco, SP.

Last July, we had the pleasure to announce to you the completion of the transaction for the acquisition of the entire capital of HSBC Bank Brasil S.A. - Banco Múltiplo (HSBC Bank) and HSBC Serviços e Participações Ltda., which began in the second half of 2015.

In compliance with our administrative plan, we decided to propose the absorption of a portion of the equity of HSBC Bank, a wholly-owned subsidiary of Bradesco, through a partial spin-off, in order to achieve improved results in terms of operational rationalization, competitiveness and productivity, as well as reducing administrative costs.

If the transaction is approved, HSBC's technologic integration in Bradesco will start on October 7, 2016, and current customers of HSBC will have access to their accounts in Bradesco on October 8, 2016, being served as usual and counting with all products, services and facilities offered by us. The approval also matter in subsequent replacement of the HSBC brand in its service network, which will become Bradesco.

In addition, proposals for the partial amendment to our bylaws will also be subject to your analysis and vote, regarding the wording of Articles providing for: i) the composition of Bradesco's Executive Board; ii) age limit to exercise the position of Chief Executive Officer; and iii) the operation of Bradesco Organization’s Ombudsman.

Finally, we inform you that you will find in this manual all the documentation required by law and the necessary guidelines for the analysis and exercise of the right to vote on the matters listed in the Call Notice for the Meeting called herein.

We remain at your disposal to provide any further clarification that you may require.

Kind regards,

Lázaro de Mello Brandão	Luiz Carlos Trabuco Cappi
Chairman of the Board of Directors	CEO and Vice Chairman of the Board of Directors

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Information on General Meetings

Bradesco’s General Meetings are called and installed in accordance with the law and the Bylaws.

The shareholders gathered at a General Meeting have the power to decide on all matters related to the Company's purpose and to take the decisions they deem appropriate for its protection and development. This subject is covered in Chapter XI (Articles 121 to 137) of Law No 6404/76.

Thus, the Call Notice being released today, and that is also part of this Manual, summons the shareholders to resolve on the Management's proposals for: 1) the absorption of the portion of HSBC Bank's equity, a wholly-owned subsidiary of Bradesco; and 2) the partial amendment to the Company's Bylaws. Both proposals will be subject to the approval by the Brazilian Central Bank.

The documentation related to the Meeting, part of this Manual, is at the disposal of the shareholders at our Market Relations Department, at the Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, SP, and can also be consulted on the following websites:

Bradesco www.bradesco.com.br - Investor Relations - Corporate Governance - Shareholders

BM&FBOVESPA  www.bmfbovespa.com.br

CVM www.cvm.gov.br

Quorum for the holding of the Meeting

Regarding item 1 of the Agenda of the General Meeting called today, the provisions of Article 125 of Law No.  6404/76 must be observed, according to which the quorum for the holding of the Meeting, on first call, is of 1/4 (one fourth) of the capital stock with voting rights, and on second call, with any number.

Regarding item 2 of the Agenda, pursuant to Article 135 of Law No. 6404/76, the General Meeting to resolve on the amendments to the Bylaws shall be installed on first call, with the presence of shareholders representing at least two thirds (2/3) of the capital stock with voting rights and, on second call, will be installed with any number.

In view of this, during the opening of the works of Bradesco's Special Shareholders’ Meeting  on October 7, 2016, if not verified the presence of two thirds (2/3) of the shareholders with voting rights, only item 1 of the Agenda will be resolved on. In this case, the presence of at least 1/4 (one fourth) of the shareholders with voting rights must be verified.

Quorum for the Resolutions

Under Article 129 of Law No. 6404/76, the resolutions are taken by a majority vote, without computing blank votes.

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Exercise of Voting Rights

Holders of preferred shares

Holders of preferred shares will not have voting rights; however, they may attend the General Meeting and discuss the matters submitted for deliberation.

Holders of common shares

Holders of common shares are entitled to vote on all matters listed on the Agenda.

Holders of American Depositary Receipts (ADRs)

Only holders of American Depositary Receipts (ADRs) backed by common shares will be granted voting rights.

Participation in the General Meeting

Attendance in person

According to the provisions of Article 126 of Law No. 6404/76, holders of common and preferred shares that attend the venue may attend the Meeting, provided that they have, in addition to the identity card, a proof of ownership of the Company's shares, issued by the depositary and/or custodian financial institution.

The management recommends that such proof is issued in up two (2) working days before the date set for the said Meeting.

Shareholders who are legal entities, such as commercial companies and investment funds, shall be represented in accordance with their bylaws, Articles of Incorporation or regulation, delivering the documents proving the regularity of the representation, accompanied by the minutes of the election of the executive officers, if applicable, at the place and time indicated in the item below.

Prior to installing the General Meeting, the shareholders shall sign the Attendance Book.

Participation by proxy

Optionally, shareholders may also be represented by a proxy appointed less than a year ago, as long as the proxy is a shareholder, an executive officer of Banco Bradesco S.A., a lawyer or a financial institution. It is the responsibility of the manager of the investment funds to represent their investors, in accordance with the provisions of Paragraph One, Article 126 of Law No. 6404/76. In the case of proxy granted in the country, it must mandatorily include the notarized signature of the grantor. We also observe that corporate shareholders may be represented in accordance with their Bylaws/Articles of Incorporation.

In order to assist the shareholders, the Model of Power of Attorney in this Guide may be used. In this case, the proxy shall vote strictly observing the instructions contained in the respective powers of attorney.

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Alternatively, the shareholders may also grant different powers of attorney from the one suggested here, provided that they are in accordance with the provisions of Law No. 6404/76 and the Brazilian Civil Code.

When the shareholder is represented by proxy, the regularity of the proxy must be examined before the beginning of the General Meeting.

Thus, in order to speed up the process and facilitate the works of the Meeting, the proof of ownership of shares and the power of attorney may, at the shareholder's discretion, be deposited at the Company's headquarters, preferably, two (2) business days before the date set for the General Meeting, at Banco Bradesco S.A. - General Secretariat - Corporate Area - Núcleo Cidade de Deus - 4o andar of the Prédio Vermelho - Vila Yara - Osasco, SP - CEP 06029-900. A copy of the documentation may also be sent via email, to governancacorp@bradesco.com.br.

Before sending the power of attorney drawn up in a foreign language, the shareholder must provide, first, its translation into Portuguese and, later, file it at the Registry of Deeds and Documents.

The documentation related to the Meeting, part of this Manual, is available at our Market Relations Department, at the Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, SP, and can also be consulted on the following websites:

Bradesco www.bradesco.com.br - Investor Relations - Corporate Governance - Shareholders

BM&FBOVESPA  www.bmfbovespa.com.br

CVM www.cvm.gov.br

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Call Notice

Banco Bradesco S.A.

Corporate Taxpayer's ID (CNPJ) No. 60.746.948/0001-12 - State Registry (NIRE) 35.300.027.795

Publicly-Held Company

Special Shareholders’ Meeting

Call Notice

We invite the shareholders of this Company to gather together in the Special Shareholders’ Meeting, on October 7, 2016, at 5 p.m., at our headquarters, in the Núcleo Cidade de Deus, Prédio Vermelho, Salão Nobre do 5o andar, Vila Yara, Osasco, SP, in order to examine the Board of Directors' proposals to:

1)        absorb part of the equity of HSBC Bank Brazil S.A. - Banco Múltiplo (HSBC Bank), a wholly-owned subsidiary of the Company, in accordance with the provisions of Articles 224, 225 and 229 of Law No. 6404/76, upon: a) the analysis of the Protocol and Justification of Partial Spin-off with the Transfer of Portions of the Equity of Existing Companies; b) the ratification of the appointment of experts and the approval of the Appraisal Report of the net equity's portion of HSBC Bank to be transferred to Banco Bradesco S.A. (Bradesco); and c) approval of the transfer of the portion of the equity of HSBC Bank to Bradesco, with HSBC Bank's technological integration into Bradesco and the consequent replacement of HSBC brand in its service network, which will become Bradesco; and

2)        to partially amend the Bylaws in:

2.1) the caput and Paragraph One of Article 12, dealing with the composition of the Board of Executive Officers;

2.2) Sole Paragraph of Article 18, improving its wording and increasing the age to exercise the position of Chief Executive Officer from less than 65 to less than 67 years, on the election date; and

2.3) Article 23, regarding the functioning of the Bradesco Organization’s Ombudsman, improving its content, especially in order to meet the requirements of National Monetary Council Resolution 4,433 of July 23, 2015.

Voting Rights and Participation in the Meeting

Holders of preferred shares have no voting rights. However, they may attend the General Meeting and discuss the matters submitted for deliberation. Holders of common shares are entitled to vote on all matters listed on the Agenda. Under Article 126 of Law No. 6404/76, as amended, to attend and vote at the General Meeting, the shareholders must note that:

•      in addition to their identity card, they must also present proof of ownership of the Company's shares issued by the custodian; for the holders of registered shares held in custody at Bradesco, the presentation of such proof is waived;

•      if unable to attend the General Meeting, the shareholder may be represented by a proxy appointed less than a year ago, as long as the proxy is a shareholder, an executive officer of Bradesco, a lawyer

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or a financial institution; In the case of proxy granted in the country, it must mandatorily include the notarized signature of the grantor;

•      before sending the power of attorney drawn up in a foreign language, the document must be translated into Portuguese and its translations must be filed at the Registry of Deeds and Documents.

•      in order to speed up the process and facilitate the works of the Meeting, the proof of ownership of shares, the power of attorney and any declaration of vote, at the shareholder's discretion, may be deposited at the Company's headquarters, preferably up to two (2) business days before the date set for the General Meeting, at Banco Bradesco S.A. –  General Secretariat – Corporate Area – Núcleo Cidade de Deus – 4o andar do Prédio Vermelho – Vila Yara - Osasco, SP – CEP 06029-900. Copy of the documentation may also be sent to the e-mail governancacorp@bradesco.com.br.

Documents available to the shareholders: all legal documents and additional information necessary for the analysis and exercise of voting rights are available to the shareholders at the Market Relations Department, at the Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, SP, and on the websites www.bradesco.com.br – Investor Relations – Corporate Governance – Shareholders; BM&FBOVESPA (www.bmfbovespa.com.br) and/or CVM (www.cvm.gov.br).

Any clarifications can be obtained at the website of Investor Relations - www.bradesco.com.br/ri - Corporate Governance, at Bradesco's network of branches or through the e-mail governancacorp@bradesco.com.br.

Cidade de Deus, Osasco, SP, September 5, 2016.

Lázaro de Mello Brandão

Chairman of the Board of Directors

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Proposal to absorb a portion of the equity of HSBC Bank Brasil S.A. – Banco Múltiplo, a wholly-owned subsidiary of the Company

“Dear shareholders,

The Board of Directors of Banco Bradesco S.A. (Bradesco) hereby submits to you proposal to absorb part of the equity of HSBC Bank Brazil S.A. - Banco Múltiplo (HSBC Bank), a wholly-owned subsidiary of the Company, in accordance with the provisions of Articles 224, 225 and 229 of Law No. 6404/76, upon: a) the analysis of the Protocol and Justification of Partial Spin-off with the Transfer of Portions of the Equity of Existing Companies; b) the ratification of the appointment of experts and the approval of the Appraisal Report of the net equity's portion of  HSBC Bank to be transferred to Bradesco; and c) approval of the transfer of the portion of the equity of HSBC Bank to Bradesco, with HSBC Bank's technological integration into Bradesco and the consequent replacement of HSBC brand in its service network, which will become Bradesco.

The operation:

•        aims to promote a corporate restructuring with the following goals: (i) to segregate, redirect and consolidate assets and liabilities of HSBC Bank to Bradesco, Banco Bradesco Cartões S.A. and Bradesco Leasing S.A. – Arrendamento Mercantil, implementing the integration of operating platforms; (ii) to promote synergy between ongoing businesses and operations, with the consequent optimization and rationalization of operating and administrative costs; (iii) to preserve the continuity of HSBC Bank with the continuation of its activities for efficiency operational reasons;

•      once approved, it will follow the terms and features listed in the "Protocol and Justification of the Partial Spin-Off of Portions of Equity and their Merger by Existing Companies entered into between HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Bradesco S.A., Banco Bradesco Cartões S.A. and Bradesco Leasing S.A. – Arrendamento Mercantil”

********

For additional information, see the Protocol .

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Protocol and Jusification of the Partial Spin-Off of Portions of Equity and their Merger by Existing Companies entered into between HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Bradesco S.A., Banco Bradesco Cartões S.A. and Bradesco Leasing S.A. – Arrendamento Mercantil

The following is the full translation of the Protocol:

“Protocol and Justification of the Partial Spin-Off of Portions of Equity and their Merger by Existing Companies entered into between HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Bradesco S.A., Banco Bradesco Cartões S.A. and Bradesco Leasing S.A. – Arrendamento Mercantil

“HSBC Bank Brasil S.A. - Banco Múltiplo, with headquarters at Oliveira Bello, 34, 4o andar, Centro, in the city of Curitiba, state of Paraná, inscribed in the roll of corporate taxpayers (CNPJ) under no. 01.701.201/0001-89 and in the corporate registry (NIRE) under no. 41.300.015.341, hereinafter designated as HSBC Bank; Banco Bradesco S.A., with headquarters at Núcleo Cidade de Deus, 4o andar, Prédio Vermelho, Vila Yara, in the city of Osasco, state of São Paulo, CEP 06029-900, CNPJ no. 60.746.948/0001-12 - NIRE no. 35.300.027.795, hereinafter designated as Bradesco; Banco Bradesco Cartões S.A., with headquarters at Núcleo Cidade de Deus, Prédio Prata, 4o andar, Vila Yara, in the city of Osasco, state of São Paulo, CEP 06029-900, CNPJ no. 59.438.325/0001-01, NIRE no. 35.300.120.990, hereinafter designated as Bradesco Cartões; and Bradesco Leasing S.A. - Arrendamento Mercantil, with headquarters at Núcleo Cidade de Deus, Prédio Prata, 2o andar, Vila Yara, in the city of Osasco, state of São Paulo, CNPJ no. 47.509.120/0001-82, NIRE no. 35.300.151.381, hereinafter designated as Bradesco Leasing, all of which represented by their Executive Officers, Messrs. Domingos Figueiredo de Abreu, Brazilian, married, banker, bearer of ID document (RG) no. 6.438.883-9/SSP-SP, inscribed in the roll of individual taxpayers (CPF) under No. 942.909.898/53, and Marcelo de Araújo Noronha, Brazilian, married, banker, RG no. 56.163.018-5/SSP-SP, CPF No. 360.668.504/15, both of whom domiciled at Núcleo Cidade de Deus, Vila Yara, in the city of Osasco, state of São Paulo, CEP 06029-900, pursuant to Articles 224, 225 and 229 of Law 6404/76, hereby execute this present Protocol and Justification of the Partial Spin-Off of Portions of Equity and their Merger by Existing Companies, through which the Partial Spin-Off of the Net Equity of HSBC Bank, with the merger of the spun-off portions by Bradesco, Bradesco Cartões and Bradesco Leasing, replacing HSBC Bank, will be submitted to the shareholders of the Companies, at Special Shareholders’ Meetings to be held on October 7, 2016. The transaction, once authorized, shall comply with the following clauses and conditions:

I.                    aims to promote a corporate restructuring with the following goals: (i) to segregate, redirect and consolidate assets and liabilities of HSBC Bank to Bradesco, Bradesco Cartões e Bradesco Leasing; (ii) to promote synergy between ongoing businesses and operations, with the consequent optimization and rationalization of operating and administrative costs; (iii) to preserve the continuity of HSBC Bank with the continuation of its activities for operational reasons;

II.                  will ratify the appointment of KPMG Auditores Independentes, with headquarters in the city of Osasco, state of São Paulo, at Avenida Dionysia Alves Barreto, 500, 10o andar, CNPJ no.  57.755.217/0022-53, registered with the Regional Accounting Council (CRC) under no.  2SP028567/O-1 F-SP, as the appraiser of the Net Equity of HSBC Bank on the base date of July 31, 2016;

III.                will become effective on October 7, 2016, with the Net Equity of HSBC Bank having been appraised at the book value of  R$7,713,126,737.21 (seven billion, seven hundred and thirteen million, one hundred and twenty-six thousand seven hundred and thirty-seven reais and twenty

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one cents) and the spun-off portion of its assets, to be transferred to Bradesco, Bradesco Cartões and Bradesco Leasing, will correspond, respectively, to R$12,657,840.06 (twelve million, six hundred fifty-seven thousand, eight hundred and forty reais and six cents), R$17,877,851.26 (seventeen million, eight hundred seventy-seven thousand, eight hundred and fifty-one reais and twenty-six centavos) and R$22,267,291.29 (twenty-two million, two hundred sixty-seven thousand, two hundred ninety-one reais and twenty-nine cents);

IV.               the equity changes verified in HSBC Bank between the base date of July 31, 2016 and the effective date of the operation (October 7, 2016), will integrate its accounts movements and will be transferred, on the date of the event, in proportion and relation to each spun-off portion, to Bradesco, Bradesco Cartões and Bradesco Leasing;

V.                 the equity movements between the abovementioned companies involved in this corporate operation will not involve any exchange with third parties, given that HSBC Bank, Bradesco Cartões and Bradesco Leasing are 100% (one hundred per cent) controlled by Bradesco. Thus, there is no need to speak of dissenting shareholders or withdrawal of rights of shareholders of the demerged company due to the transaction, also not being applicable the provisions of Article 264 of the Brazilian Corporations Law and Article 8 of CVM Instruction No. 565/15;

VI.                the operation having been approved, there will be:

a)      reduction of the Equity of HSBC Bank in the amount of R$52,802,982.61 (fifty-two million, eight hundred and two thousand, nine hundred and eighty-two reais and sixty-one cents), R$156,483,922.70 (one hundred fifty-six million, four hundred and eighty-three thousand, nine hundred and twenty-two reais and seventy cents) in the "Capital" account, without the cancellation of shares, offset by the outstanding balance of R$103,680,940.09 (one hundred and three million, six hundred eighty thousand, nine hundred and forty reais and nine cents) recorded in the "Equity Appraisal Adjustments" section. The said reduction of the share capital of HSBC Bank, in the amount of R$156,483,922.70 (one hundred fifty-six million, four hundred and eighty-three thousand, nine hundred and twenty-two reais and seventy cents) changes the share capital, going from R$10,299,759,603.73 (ten billion , two hundred ninety-nine million, seven hundred fifty nine thousand, six hundred and three reais and seventy-three cents) to R$10,143,275,681.03 (ten billion, one hundred forty and three million two hundred and seventy-five thousand, six hundred eighty-one reais and three cents), with the consequent amendment to the head of Article 6 of the Bylaws, which will become effective with the following wording: "Article 6) The share capital is of R$10,143,275,681.03 (ten billion, one hundred forty-three million, two hundred and seventy-five thousand, six hundred and eighty-one reais and three centavos), divided into 3,264,924,827 (three billion, two hundred sixty-four million, nine hundred and twenty-four thousand, eight hundred and twenty-seven) common, registered, book-entry shares with no par value."

Consequently, the corresponding merger of the spun-off portions of the Equity of HSBC Bank:

                                       i.     will not produce any effect on the Equity of Bradesco, given that HSBC Bank is its wholly-owned subsidiary, and is therefore 100% reflected in the "Investment" section of Bradesco;

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                                     ii.     that will be absorbed by Bradesco Cartões and Bradesco Leasing shall be deducted from the "Investment" held by Bradesco in HSBC Bank and added to the value of the "Investment" that Bradesco holds, respectively, in Bradesco Cartões and Bradesco Leasing, as the sole shareholder of listed Companies;

b)      increase in the share capital of Bradesco Cartões, in the amount of R$17,877,851.26 (seventeen million, eight hundred seventy-seven thousand, eight hundred fifty-one reais and twenty-six cents), going from R$1,210,000,000.00 (one billion, two hundred and ten million reais) to R$ 1,227,877,851.26 (one billion two hundred and twenty-seven million, eight hundred and seventy-seven thousand, eight hundred fifty-one reais and twenty-six cents), by issuing 15,988,491 new shares, being 7,994,246 common shares and 7,994,245 preferred shares, considering the value of the equity per share of R$1,118169957, with a consequent change in the head of Article 6 of the Bylaws, which will take effect as follows: "Article 6) The Share Capital is of R$1,227,877,851.26 (one billion two hundred and twenty-seven million, eight hundred and seventy-seven thousand, eight hundred fifty-one reais and twenty-six cents) divided into 2,319,754,028 (two billion, three hundred and nineteen million, seven hundred and fifty-four thousand and twenty-eight) registered book-entry shares with no par value, with 1,159,877,015 (one billion, one hundred fifty-nine million, eight hundred and seventy-seven thousand and fifteen) common shares and 1,159,877,013 (one billion, one hundred fifty-nine million, eight hundred and seventy-seven thousand and thirteen) preferred shares".;

c)      increase in the share capital of Bradesco Leasing in the amount of R$22,267,291.29 (twenty-two million, two hundred sixty-seven thousand, two hundred ninety-one reais and twenty-nine cents), going from R$2,290,000,000.00 (two billion, two hundred ninety million reais) to R$2,312,267,291.29 (two billion, three hundred and twelve million, two hundred sixty-seven thousand, two hundred ninety-one reais and twenty-nine centavos) through the issuance of 163 new shares considering the value of equity per share of R$135,988.072068141, with the consequent amendment to the head of Article 6 of the Bylaws, which will become effective with the following wording: "Article 6) The Share Capital is of R$2,312,267,291.29 (two billion, three hundred and twelve million, two hundred and sixty-seven thousand, two hundred and ninety-one reais and twenty-nine centavos), divided into 23,585 (twenty-three thousand, five hundred and eighty-five) registered book-entry common shares with no par value”.;

VII.              as explained in the letter "a" of Item VI, the partial spin-off of HSBC Bank will not result in the cancellation of shares of its share capital, which will continue to be wholly owned by Bradesco, as its sole shareholder;

VIII.           the shares of Bradesco Cartões and Bradesco Leasing, issued as a result of the absorption of part of the equity of HSBC Bank, to be assigned to Bradesco, sole shareholder of HSBC Bank, will be fully entitled to the same rights and/or benefits guaranteed to common and/or preferred shares currently existing, including dividends and/or interest on capital that may be declared from the date of the General Meetings of HSBC Bank, Bradesco Cartões and Bradesco Leasing approving the transaction, whose payment shall be made after the approval of the respective

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processes by the Central Bank of Brazil. They will also be fully entitled to any eventual benefits attributed to the other shares as of that date (October 7, 2016);

IX.                Bradesco, Bradesco Cartões and Bradesco Leasing will assume all the rights and obligations of HSBC Bank whichever the case, arising from, proportionally and directly related to the goods, rights and obligations corresponding to the portions merged as a result of the spin-off, individually or with HSBC Bank, pursuant to the Sole Paragraph of Article 233 of Law No. 6404/76. The responsibility, limited to each spun-off portion, will be assumed by Bradesco, Bradesco Cartões and Bradesco Leasing, relative to any existing obligations of HSBC Bank, or subsequently imposed on it, known or not, independently of any other corporate restructuring already occurred, including and primarily fiscal, tax, labor, civil and social security obligations arising from facts generated up to October 7, 2016, the date of the partial spin-off, as well as any and all rights already known or that come to be known;

X.                  the transaction will be submitted for approval of the Central Bank of Brazil and, subsequently, registered with the State Registries of Commerce of Paraná and São Paulo;

XI.                are an integral part of this Protocol and Justification of the Partial Spin-Off of Portions of Equity and their Merger by Existing Companies:

a)       Appraisal Report of the Book Value of HSBC Bank, including, as an attachment, its Balance Sheet on the base date of July 31, 2016, with the respective statements of the portions to be spun off

b)       Descriptive memorandum of the properties belonging to HSBC Bank to be transferred to Bradesco as part of the spun-off portion merged by the latter".

********

The Evalution Report composes its Manual, as of page 125, and it can also be visualized on the following websites:

To see the Report, access the following websites:

CVM         www.cvm.gov – Information on Regulated – Companies – Consult Information on Companies – Information on Regulated Document and Company Information Type Banco Bradesco > Banco Bradesco S.A. > Categories: "Economic-Financial Data" – "Appraisal Report";

Bradesco www.bradesco.com.br/ri - Corporate Governance – Shareholders – Appraisal Report on the Special Shareholders’ Meeting  of October 7, 2016

The description memorandum of buildings is available in this Manual.

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Appendix 20-A required by CVM Instruction No. 481 of December 17, 2009

1.      Protocol and justification of the operation, pursuant to articles 224 and 225 of Law 6,404, of 1976

See Protocol.

2.      Other agreements, contracts and preliminary contracts regulating the exercise of voting rights or the transfer of shares issued by companies that result from or continue to exist after the operation, filed at the company’s headquarters or in which the company’s controlling shareholder is a party

Not applicable.

3.      Description of the operation, including:

a)        Terms and conditions

See Protocol.

b)        Obligations to indemnify:

i.          Managers of any of the companies involved

Not applicable.

ii.        If the transaction fails to materialize

Not applicable.

c)         Table comparing the rights, advantages and restrictions of the shares of companies involved in or resulting from the operation, before and after the operation

The merger of the spun-off portions of HSBC Bank's equity will not cause any change to the rights granted to the shares of the companies involved in the transaction, which are as follows:

Banco Bradesco S.A.
Type	Rights	Benefits	Restrictions
Common

•  voting rights;

•  in case of a public offer arising from the sale of control of the Company, common shares that are not part of the controlling group shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controllers.

•    will be entitled to dividends and/or interest on own capital that may be declared as of the date of their inclusion in the position of shareholders. They are also entitled, in full, to any benefits attributed to other shares as of the aforementioned date.

• the conversion of common shares into preferred shares is not allowed.
Preferred

•  priority in the reimbursement of Capital Stock in the case of liquidation of the Company;

•  dividends ten percent (10%) higher than those attributed to common shares;

•  inclusion in a public offer arising from the sale of control of the Company, entitling their holders to receive a price equal to eighty percent (80%) of the amount paid per common share in the controlling block.

		• as above.	• have no voting rights, except in the cases provided for by law; • the conversion of preferred shares into common shares is not allowed.

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Banco Bradesco Cartões S.A.
Type	Rights	Benefits	Restrictions
Common	• grant to their holders the rights provided for by law.	• grant to their holders the benefits provided by law.	• Not applicable
Preferred

•  priority in the reimbursement of Capital Stock, without premium, in the case of liquidation of the Company;

•  dividends ten percent (10%) higher than those attributed to common shares;

•  other rights provided for by law.

		• as above.	• have no voting rights, except in the cases provided for by law; • the conversion of preferred shares into common shares is not allowed.

Bradesco Leasing S.A. – Arrendamento Mercantil
Type	Rights	Benefits	Restrictions
Common	• grant to their holders the rights provided for by law.	• grant to their holders the benefits provided by law.	• Not applicable

HSBC Bank Brasil S.A. -– Banco Múltiplo
Type	Rights	Benefits	Restrictions
Common	• grant to their holders the rights provided for by law.	• grant to their holders the benefits provided by law.	• Not applicable

d)        Eventual need for approval by debenture holders or other creditors

Not applicable.

e)        Assets and liabilities that will compose each portion of the shareholders’ equity, in case of a spin-off

See Report prepared by KPMG Auditores Independentes which is part of the Protocol and Justification of the Partial Spin-Off with the Transfer of Portions of the Equity in Existing Companies, which is available to the shareholders from this date, on the websites listed below, in accordance with the Official Letter/CVM/SEP/Nº02/2015:

CVM www.cvm.gov – Information on Regulated – Companies – Consult Information on Companies – Document and Company Information Type Banco Bradesco > Banco Bradesco S.A. >  Categories: "Economic-Financial Data" – "Appraisal Report";

Bradesco www.bradesco.com.br/ri - Corporate Governance – Shareholders – Appraisal Report on the Special Shareholders’ Meeting  of October 7, 2016

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f)          Intention of the resulting companies to obtain registration as an issuer of securities

Not applicable.

4.               Plans for conducting the corporate operations, notably regarding specific corporate events which the company intends to promote

There is no specific corporate action intended to be promoted with the companies involved in the transaction after the transfer of the portions of the equity of HSBC Bank.

5.      Analysis of the following aspects of the operation:

a)        Description of the main benefits expected, including:

i.               Synergies

The partial spin-off of HSBC Bank with the merger of the spun-off portions by Bradesco, Bradesco Cartões and Bradesco Leasing will bring several synergies, including: consolidating assets and liabilities under the management of HSBC Bank to Bradesco, Bradesco Cartões and Bradesco Leasing; optimize and streamline operational and administrative costs; enable the transfer of interest in other investees from HSBC Bank to Bradesco, in order to subsequently allocate them to the corresponding business segment in Bradesco Organization’s corporate structure.

We specified some anticipated synergies in more details below:

Branches

It is estimated that the merger of the portion of HSBC Bank will provide synergy in the administrative expenses of the branch network, the main ones being:

•   Transport of values: unified logistics;

•   ATM network: adequacy of logistics and maintenance;

•   Development of systems: unification of systems;

•   Data communication and sharing of lines;

•   Review and renegotiation of agreements in general.

Customers

Bradesco has a large portfolio of products and services that will be available to customers from HSBC Bank, enabling an increase in the relationship with these customers.

Administrative Expenses

Data Processing

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Bradesco may use its surplus processing capacity to also meet the acquired operation, enabling scale gains. In addition, some processes currently being operated by HSBC Bank may no longer be executed.

Information Technology (IT)

The unification of systems and communication lines will lead to a significant synergy of expenses.

Third Party and Specialized Technical Services

With the estimated scale gain benefits, the administrative service expenses, such as audit and consulting and agreement renegotiations, will be diluted by integrated hiring with Bradesco.

Marketing and Advertising

Discontinuity of institutional communication and products of HSBC Bank.

ii.             Tax benefits

With the unification of the structures, the main object of the operation, Articles 20, 21 and 22 of Law No. 12,973/14 will be complied with.

iii.           Strategic advantages

The Transaction

The advantages of the partial spin-off of HSBC Bank with the merger of the spun-off portions by Bradesco, Bradesco Cartões and Bradesco Leasing will arise from the allocation of activities currently developed at HSBC Bank in companies of the Bradesco Organization that effectively develop these activities (Bradesco, Bradesco Cartões and Bradesco Leasing), consequently rationalizing and reducing operating, administrative and legal costs.

The operation reinforces the presence of Bradesco's brand throughout the country, providing a greater degree of adaptation to a dynamic and highly competitive market.

The merger of the portion of HSBC Bank by Bradesco will allow the absorption of HSBC Bank branches already mature, established and fully operational.

With the acquisition of HSBC Bank, the portion of investments allocated for its expansion will be redirected to the adequacy of HSBC Bank branches.

Service Points (PAs)

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HSBC Bank's PAs are mostly located in large companies to provide services to employees in payroll agreements. Bradesco intends to maintain these structures.

Bank Correspondents

Bradesco is one of the leaders among private banks, owning more than 50,000 PAs in the country. All the know-how acquired by Bradesco in this service model will be transferred to correspondents who are currently linked to HSBC Bank, further democratizing the offerings of products and services, especially for the lower income audience.

Customers

Bradesco has the opportunity to take advantage of a significant number of high-income customers (Premier and Advance segment of HSBC Bank), converging with its strategy to expand its performance in this customer segment.

Bradesco believes that the merger of the portion of HSBC Bank and, consequently, of HSBC's branches and customers will add several benefits to customers of both banks, such as:

•      Expansion of the service network (branches, Pas, bank correspondents, ATMs);

•      Greater diversity of products and services offered (investment fund, cards and insurance, among others);

•      Use of the best solutions of each bank in digital channels (mobile and Internet);

•      Gains in scale and productivity

b)        Costs

The costs incurred in the operation refer to lawyers’ and independent auditors’ fees, as well as migration costs (the integration of operating platforms), in the approximate amount of R$248 million

c)         Risk factors

•         Possible loss of customers due to the migration between banks;

•         Not being able to carry out all the synergies planned in the business;

•         Possible change in the tax law that hinders the use of the transaction tax benefits;

•         Failure to comply with any item of the agreements with regulatory agencies;

•         Loss of transactions with large corporate customers arising from HSBC Bank due to the eventual excessive risk exposure of Bradesco with these customers.

d)        In case of a transaction with related parties, eventual alternatives that could have been used to attain the same goals, indicating the reasons why these alternatives were discarded

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Not applicable, as all companies involved in the transaction are wholly-owned subsidiaries of Banco Bradesco S.A.

e)        Replacement ratio

Not applicable, as all companies involved in the transaction are wholly-owned subsidiaries of Banco Bradesco S.A.

f)          In the operations involving parent companies, subsidiaries or companies under joint control

i.          Share replacement ratio calculated in accordance with article 264 of Law 6,404, of 1976;

Not applicable.

ii.        Detailed description of the process for negotiating the replacement ratio and other terms and conditions of the operation

Not applicable.

iii.      If in the last 12 months prior to the operation an acquisition of control or an acquisition of interest in the controlling block was held:

•                Comparative analysis between the replacement ratio and the price paid in the acquisition of control

On July 1, 2016, Bradesco acquired 100% of the capital of HSBC Bank and HSBC Serviços e Participações Ltda., as the details contained in the material facts of August 3, 2015 and July 1, 2016. There is no exchange ratio in the spin-off transaction of HSBC Bank with incorporation of the spun-off portion.

•                Reasons that justify any differences in the assessment in different operations

The transaction now examined is being carried out through the criterion of book value and involves companies 100% owned by Bradesco; therefore, this item becomes not applicable.

iv.      JJustification of why the replacement ratio is commutative, with the description of the procedures and criteria adopted to ensure the commutativity of the operation or, if the replacement ratio is not commutative, detail of the payment or equivalent measures adopted to ensure adequate compensation.

Not applicable.

6.               Copy of the minutes of all meetings of the board of directors, fiscal council and special committees where the operation was discussed, including eventual dissenting votes

See the transcription of the Minutes of the Board of Directors' Meeting of September 5, 2016

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See the transcription of the Minutes of the Fiscal Coulcil's Meeting of September 5, 2016

7.               Copy of studies, presentations, reports, opinions or appraisal reports of the companies involved in the operation made available to the controlling shareholder in any step of the operation

See Report prepared by KPMG Auditores Independentes which is part of the Protocol and Justification of the Partial Spin-Off with the Transfer of Portions of the Equity in Existing Companies, which is available to the shareholders from this date, on the websites listed below, in accordance with the Official Letter/CVM/SEP/Nº02/2015:

CVM www.cvm.gov – Information on Regulated – Companies – Consult Information on Companies – Document and Company Information Type Banco Bradesco > Banco Bradesco S.A. > Categories: "Economic-Financial Data" – "Appraisal Report";

Bradesco www.bradesco.com.br/ri - Corporate Governance – Shareholders – Appraisal Report on the Special Shareholders’ Meeting of October 7, 2016

7.1. Identification of eventual conflicts of interest between the financial institutions, companies and professionals who prepared the documents mentioned in item 7 and the companies involved in the operation

There is no conflict of interest between the financial institutions and the professionals who drafted the transaction's documents.

8.      Projects of bylaws or amendments to the bylaws of  companies resulting from the operation

The only corporate changes resulting from the transaction will be related to the capital increase of Bradesco Cartões and Bradesco Leasing and to the capital reduction of HSBC Bank, as described in the Protocol. The transaction will not result in any change to Bradesco's Bylaws.

9.      Financial statements used for the purposes of the operation, pursuant to the specific regulation

See Report prepared by KPMG Auditores Independentes which is part of the Protocol and Justification of the Partial Spin-Off with the Transfer of Portions of the Equity in Existing Companies, which is available to the shareholders from this date, on the websites listed below, in accordance with the Official Letter/CVM/SEP/Nº02/2015:

CVM www.cvm.gov – Information on Regulated – Companies – Consult Information on Companies – Document and Company Information Type Banco Bradesco > Banco Bradesco S.A. > Categories: "Economic-Financial Data" – "Appraisal Report";

Bradesco www.bradesco.com.br/ri - Corporate Governance – Shareholders – Appraisal Report on the Special Shareholders’ Meeting of October 7, 2016

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10.  Pro forma financial statements prepared for the operation, pursuant to the specific regulation

See Report prepared by KPMG Auditores Independentes which is part of the Protocol and Justification of the Partial Spin-Off with the Transfer of Portions of the Equity in Existing Companies, which is available to the shareholders from this date, on the websites listed below, in accordance with the Official Letter/CVM/SEP/Nº02/2015:

CVM www.cvm.gov – Information on Regulated – Companies – Consult Information on Companies – Document and Company Information Type Banco Bradesco > Banco Bradesco S.A. > Categories: "Economic-Financial Data" – "Appraisal Report";

Bradesco www.bradesco.com.br/ri - Corporate Governance – Shareholders – Appraisal Report on the Special Shareholders’ Meeting of October 7, 2016

11.  Document including information on the companies directly involved and which are not publicly-held companies, including

a)                  Risk factors, pursuant to the terms of items 4.1 and 4.2 of the reference form

See information on the matter Risk factors related to HSBC Bank Brasil S.A. - Banco Múltiplo

See information on the matter Risk factors related to Banco Bradesco Cartões S.A.

Bradesco and Bradesco Leasing are publicly-held companies, which is why their risk factors are included in their respective Reference Forms.

b)                 Description of the main changes to risk factors in the previous fiscal year and prospects regarding a reduction or increase in risk exposure resulting from the operation, pursuant to item 5.4 of the reference form

In the case of HSBC Bank, the transaction will reduce its risk exposure, given that a major part of its operations will be transferred to Bradesco.

Bradesco Cartões and Bradesco Leasing may eventually suffer some increase in risk exposure as a result of the merger of the spun-off portion of HSBC Bank, due to the absorption of all the rights and obligations regarding the spun-off portion.

Concerning the Bradesco Organization, there will be no increase of risk, because all the financial institutions involved in the transaction are wholly-owned subsidiaries of Bradesco.

c)                  Description of its activities, pursuant to the terms of items 7.1, 7.2, 7.3 and 7.4 of the reference form

See information on the matter Description of the activities of HSBC Bank Brasil S.A. - Banco Múltiplo

See information on the matter Description of the activities of Banco Bradesco Cartões S.A.

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d)                 Description of the economic group, pursuant to item 15 of the reference form

The descriptions of the economic group must can be found at the website of Banco Bradesco S.A.  Reference Form (vide_item_15), whereas the private Companies involved in the transaction, Banco Bradesco Cartões S.A. and HSBC Bank Brasil S.A. - Banco Múltiplo are wholly-owned subsidiaries of Banco Bradesco S.A., the leading institution of the Bradesco Organization.

In regard to Bradesco Leasing, a publicly-held company involved in the operation, a description of the economic group can be also be found at the link  Reference Form (vide_item_15) of Bradesco

e)                  Description of the capital stock, pursuant to item 17.1 of the reference form

Company	Date of Approval	Amount of the Capital (R$)	Shares (type)	Number of Shares
Banco Bradesco Cartões S.A.	April 27, 2016	1,210,000,000.00	common	1,151,882,769
			preferred	1,151,882,768
			total	2,303,765,537

The share capital of the Company is of R$1,210,000,000.00, divided into 2,303,765,537 book-entry, registered shares with no par value, with 1,151,882,769 common shares and 1,151,882,768 preferred shares

Company	Date of Approval	Amount of the Capital (R$)	Shares (type)	Number of Shares
HSBC Bank Brasil S.A. – Banco Múltiplo	July 31, 2016	10,299,759,603.73	common	3,264,924,827
			preferred	0
			total	3,264,924,827
The share capital of the Company is of R$10,299,759,603.73, divided into 3,264,924,827 registered, common shares with no par value

A description of the capital stock of the other companies involved in the transaction, both publicly-held, related below, can be found in their reference forms, as follows:

Bradesco: Reference Form (vide_item_17.1)

Bradesco Leasing: See website of CVM www.cvm.gov – Information on Regulated – Companies – Consult Information on Companies – Documents and Information of the Companies Type Bradesco Leasing >  Bradesco Leasing S.A. Arrendamento Mercantil > Categories: Reference Form

12.  Description of the capital structure and control after the operation, pursuant to item 15 of the reference form

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The operation will not result in any alteration to the control structure of Bradesco or the other companies involved. Consequently, there will be no issue of new shares by Banco Bradesco to be attributed to any third party.

The descriptions of the economic group can be found at the website of Banco Bradesco S.A. Reference Form (vide_item_15).pdf

13.  Number, class and type of the securities of each company involved in the operation held by any other companies involved in the operation, or by people bound to these companies, as defined by the norms regulating tender offers

All the companies involved in the operation are wholly-owned subsidiaries of Bradesco. Bradesco also holds 100% of debentures issued by Bradesco Leasing.

14.  Exposure of any of the companies involved in the operation, or of any people bound to said companies, as defined by the norms regulating tender offers, in derivatives indexed to securities issued by the other companies involved in the operation

Not applicable.

15.  Report covering all the operations conducted in the last six (6) months by those indicated below with securities issued by the companies involved in the operation:

a)             Companies involved in the operation

i.      Private purchase transactions

On July 1, 2016, Bradesco acquired 2,949,532,445 common shares representing 100% of the capital stock of HSBC Bank and 14,924,165,327 shares representing the capital stock of HSBC Serviços e Participações Ltda. The respective conditions are set forth in the Material Facts disclosed on August 3, 2015 and July 1,2016.

ii.    Private sale transactions

Not applicable

iii.  Purchase transactions on regulated markets

Bradesco carried out purchase transactions of Bradesco Leasing's debentures, as per the statement of Debentures issued by Bradesco Leasing traded by Banco Bradesco

iv.  Sale transactions on regulated markets

Bradesco carried out sale transactions of Bradesco Leasing's debentures, as per the statement of Debentures issued by Bradesco Leasing traded by Banco Bradesco

b)            Parties related to companies involved in the transaction

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i.          Private purchase transactions

Not applicable.

ii.        Private sale transactions

Not applicable.

iii.      Purchase transactions on regulated markets

Bradesco shares were acquired on the Stock Exchange (BM&FBOVESPA) by the management of the Bradesco Organization at market prices.

The aforementioned operations are available pursuant to CVM Instruction No. 358 on the website of CVM - Type Banco Bradesco> Banco Bradesco S.A.> Categories: Securities Traded and held (Article 11 of CVMI 358)> Consult

iv.      Sale transactions on regulated markets

Bradesco shares were transferred on the Stock Exchange (BM&FBOVESPA) by the management of the Bradesco Organization at market prices.

The aforementioned operations are available pursuant to CVM Instruction No. 358 on the website of CVM - Type Banco Bradesco> Banco Bradesco S.A.> Categories: Securities Traded and held (Article 11 of CVMI 358)> Consult

16.  Document through which the Independent Special Committee submitted its recommendations to the Board of Directors, if the operation was negotiated in accordance with the terms of the Orientation Opinion CVM 35, of 2008

Not applicable.

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Appendix 21 required by CVM Instruction No. 481 of December 17, 2009

INFORMATION ON APPRAISERS

1.List the appraisers recommended by the management

KPMG Auditores Independentes, with headquarters in the city of Osasco, state of São Paulo, at Avenida Dionysia Alves Barreto, 500, 10o andar, , CNPJ no. 57.755.217/0022-53, registered with the Regional Accounting Council (CRC) under no. 2SP028567/O-1.

2.Describe the qualifications of the recommended appraisers

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. Represented by a network of independent firms providing Audit, Tax and Advisory services, globally, with a consistent set of accounting and financial skills grounded in deep knowledge of the market segment of each client, being present in 155 countries with more than 174,000 professionals.

3.Provide a copy of the work and remuneration proposals of the recommended appraisers

See proposal of KPMG at page 125.

4. Describe any relevant relationship in the past three (3) years between the recommended appraisers and the parties related to the company, as defined by accounting rules that address this matter

KPMG Auditores Independentes is the company responsible for the external audit of Bradesco Organization since 2011, always observing the compliance with ethical and independence requirements that regulate the profession of the external auditor.

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Appendix 3 required by CVM Instruction No.  565, of June 15, 2015

1)        Identification of the companies involved in the transaction and brief description of their activities

Banco Bradesco S.A.

Activities: banking transactions in general, including foreign exchange

Bradesco Leasing S.A. – Arrendamento Mercantil

Activities: leasing transactions, subject to the provisions of the law in force

Banco Bradesco Cartões S.A.

Activities: active, passive and accessory transactions inherent to the respective authorized portfolios (commercial, investment, credit, financing and investment), including foreign exchange, in accordance with the current legal and regulatory provisions

HSBC Bank Brasil S.A. -– Banco Múltiplo

Activities:  active, passive and accessory transaction inherent to authorized portfolios (commercial, investment, credit, financing and investment, real estate credit and leasing), including foreign exchange, in accordance with the current legal and regulatory provisions, and the management of the securities portfolio

2)        Description and purpose of the transaction

See item "I" of the Protocol.

3)        Main benefits, costs and risks of the transaction

See the reply in item 5, sub items a, b and c of Appendix 20-A required by CVM Instruction no 481/2009

4)        Replacement ratio of shares

Not applicable.

5)        Criterion to establish the replacement ratio

Not applicable.

6)        Main assets and liabilities that comprise each portion of the equity, in case of spin-off

See Report prepared by KPMG Auditores Independentes which is part of the Protocol and Justification of the Partial Spin-Off with the Transfer of Portions of the Equity in Existing Companies, which is available to the shareholders from this date, on the websites listed below, in accordance with the Official Letter/CVM/SEP/Nº02/2015:

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CVM www.cvm.gov – Information on Regulated – Companies – Consult Information on Companies – Document and Company Information Type Banco Bradesco > Banco Bradesco S.A. > Categories: "Economic-Financial Data" – "Appraisal Report";

Bradesco www.bradesco.com.br/ri - Corporate Governance – Shareholders – Appraisal Report on the Special Shareholders’ Meeting  of October 7, 2016

7)        If the operation was or will be submitted to the approval of Brazilian or foreign authorities

The transaction will be submitted to the approval of the Brazilian Central Bank.

8)        In transactions involving parent companies, subsidiaries or companies jointly-controlled, the replacement ratio of shares calculated in accordance with Article 264 of Law No. 6404 of 1976;

Not applicable.

9)        Applicability of the right to withdrawal and refund amount

Not applicable.

10)    Other relevant information

All information considered relevant are set out in the Protocol and/or in the appendix 20-A required by CVM Instruction No. 481/2009 that composes it.

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Proposal for partial amendment to the Bylaws

Dear shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits for your analysis and deliberation a proposal to partially amend the Bylaws, as follows:

a)   the “caput” and Paragraph One of Article 12, regarding the composition of the Board of Officers, distributing its members among already existing categories of position, with no change in the maximum number of members, aiming to ensure rapid and flexible decision by Bradesco’s management, by allocating the Officers to the most convenient posts in terms of identified need, without the necessity to amend the Bylaws.

The intended change will enable the allocation of Officers coming from HSBC Bank that will be integrated into Bradesco due to the partial spin-off transaction, without the need to create new positions.

b)   Sole Paragraph of Article 18, improving its wording and increasing the age limit for the position of Chief Executive Officer from less than 65 to less than 67 years old, on the date of election, understanding that it is desirable to enable the Company to take advantage of the vast professional experience and management experience acquired in the position of CEO, especially at this time of integration of the HSBC operations, when significant synergy gains are foreseeable.

c)    Article 23, regarding the functioning of the Bradesco Organization’s Ombudsman, improving its content, especially in order to meet the requirements of National Monetary Council Resolution 4,433 of July 23, 2015.

After the approval of the proposal, the above-mentioned statutory provisions will become effective with the following wording after the approval by the Brazilian Central Bank:

"Article 12) The Company’s Executive Board, elected by the Board of Directors, with a term of office of 1 (one) year, with reelection allowed, is composed of 83 (eighty three) to 108 (one hundred and eight)  members, distributed, at the Board's discretion, as follows: i) 17 (seventeen) to 27 (twenty-seven) Executive Officers, with 1 (one) Chief Executive Officer and 16 (sixteen) to 26 (twenty-six) members distributed among the positions of Executive Vice President, Managing Officer and Deputy Officer; and ii) 66 (sixty-six) to 81 (eighty-one) members, distributed among the positions of Department Officer, Officer and Regional Officer. Paragraph One - The Board of Directors will annually set, on the 1st Meeting of that Body to be held after the Annual General Meeting and, whenever appropriate, the number of Officers to be elected, designating them, by name, within the positions in the “caput” of this Article, subject to the provisions of Paragraph One of Article 7 and the requirements of Articles 17, 18 and 19 hereof.”;

“Article 18) To hold the position of Executive Officer is also necessary that the candidate, on the election date, cumulatively fulfills the following requirements: i. be under 62 (sixty-two) years old; ii. belong to the staff of employees or managers of the Company or of its subsidiaries for more than 10 (ten) years, with no interruptions. Sole Paragraph - The provisions of item "I" of this Article shall not apply to: a. the

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Chief Executive Officer, whose age limit is less than 67 (sixty-seven) years, on the election date; and b. to the other Executive Directors of the Company in office on March 8, 2013, whose age limit is less than 65 (sixty-five) years on the election date.”

"Article 23) The Company will have an organizational component of Ombudsman, which will act on behalf of all Institutions of the Bradesco Organization authorized by the Brazilian Central Bank, with one (1) person responsible in the position of Ombudsperson, who will be appointed by the Board of Directors, with a term of office of one (1) year, reelection allowed. Paragraph One - The Ombudsman cannot be linked to an organizational component of Bradesco Organization in a way that indicates a conflict of interest or duties, like the bargaining units of product and services, the unit responsible for risk management and executive body of the internal audit's activity. Paragraph Two - an officer or employee of Bradesco Organization may be appointed as ombudsperson if he or she has: a) a bachelor’s degree; b) extensive knowledge of the activities developed by the institutions represented and, its products, services, processes, systems, etc.; c) functional capacity to assimilate the issues that are submitted to the Ombudsman, carry out administrative consultations to sectors whose activities were questioned and direct the answers for the questions presented; d) technical and administrative conditions to comply with other requirements arising from the regulations published on the activities of the Ombudsman. Paragraph Three - The Ombudsman will have as duties: to ensure the strict compliance with the legal and regulatory rules concerning consumer rights and to act as a communication channel  between the Institutions under the caput of this Article, customers and users of products and services, including in the mediation of conflicts; b) receive, register, provide guidance, analyze and give formal and appropriate treatment to complaints from customers and users of products and services of the Institutions under the caput of this Article which were not solved through the usual service carried out by branches or any other service stations; c) provide the necessary clarifications and notify the claimants on the progress of their demands and the measures adopted; d) inform the claimants of the deadline for the final answer, which may not exceed ten business days and may be extended, exceptionally and in a justified manner, only once for an equal period, with the number of extensions limited  to ten per cent (10%) of the total number of demands on the month, and the complainant should be informed of the reasons for the extension; e) forward a conclusive answer to the demand of the claimants until the period stated in letter "d"; f) propose to the Board of Directors remedial or improvement measures for procedures and routines based on the analysis of the complaints received; g) every six months, prepare and submit to the Board of Directors, the Audit Committee and the Internal Audit a quantitative and qualitative report on the Ombudsman's operation, including the proposals mentioned in letter "f", when existing, and keeping them informed of the result of the measures adopted by the institution's management to address them. Paragraph Four - In its absence or temporary disability, the Ombudsperson will be replaced by an official member of the Ombudsman, who meets the requirements of Paragraph Two of this Article. In case of vacancy, the Board will appoint a replacement for the time remaining to complete the term of office of the person replaced. Paragraph Five- The Ombudsman may be dismissed by the Board of Directors at any time during its term of office in cases of noncompliance with the obligations of its office or if it presents a performance below that expected by the Organization. Paragraph Six - The Company: a) will maintain adequate conditions for the functioning of the Ombudsman, as well as for its actions to be based on transparency, independence, impartiality and exemption; b) will ensure the Ombudsman's access to the information necessary to prepare the appropriate response to the complaints received, with full administrative support, and may request information and documents for the exercise of its activities."

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For additional information on the amendment of the Bylaws, required by Article 11 of CVM Instruction No. 481/09, see:

Detailing the origin and justification of the statutory amendments proposed and analysis of the legal and economic effects

Transcript of the consolidated Bylaws proposed

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Legal and economic effects of the amendment, pursuant to Article 11 of CVM Instruction No. 481 of December 17, 2009

Regarding the statutory amendments proposed, Bradesco's Management does not foresee any relevant legal or economic effects, due to:

The increase of the minimum number (52 to 83) of positions on the Board of Officers, without changing the maximum number of positions (108), arises from the need to adjust the minimum administrative structure currently practiced, deemed necessary to efficiently support all the organizational areas.

The required statutory amendment also aims to provide greater speed and flexibility to Bradesco's management in its decision making process, by allowing, according to the identified need and with unfilled vacancies on the Board of Officers, its members to be readily distributed in a more convenient manner in the positions set out in the Bylaws, with the privilege of not having to wait for a new Shareholders’ Meeting to approve the statutory amendment.

Once the change of this device in the Bylaws is approved, Bradesco will be able to allocate the Officers coming from HSBC Bank who will be integrated to the Company due to the partial spin-off transaction, without the need to create new positions.

It is also worth noting that the entry of these Officers into management will in no way alter its envisaged budget, given that the amounts determined at the last Annual General Meeting for management’s overall compensation and pension contributions have a sufficient margin to cover contingencies of this nature.

Concerning the increase in the age limit to exercise the position of Chief Executive Officer, on the date of election, the statutory modification will not have any change in the currently prevailing management structure at Bradesco.

Regarding the operation of the Ombudsman of the Organization, the intended amendment is to mainly meet the provisions of Resolution No.  4,433, of July 23, 2015, of the National Monetary Council, concerning the criteria to appoint and dismiss the ombudsperson.

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Transcript of the Bylaws containing the amendment to be submitted to the shareholders at the Special Shareholders’ Meeting

Current Wording	Wording Proposed
Section I - Organization, Duration and Headquarters	Unchanged.
Article 1) Banco Bradesco S.A., a publicly-held company, hereinafter referred to as the Company, is governed by these Bylaws.	Unchanged.

Sole Paragraph - With the admission of the Company on June 26, 2001, in the special listing segment called Level 1 of Corporate Governance of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (BM&FBOVESPA), the Company, its shareholders, officers and members of the Fiscal Council are subject to the provisions of the Corporate Governance Level 1 Listing Regulation of the BM&FBOVESPA (Level 1 Regulation). The Company, its officers and shareholders must also observe the provisions of the Regulation for Listing of Issuers and Admission to Trading of Securities, including the rules concerning the withdrawal and exclusion of trading of securities admitted to trading on Organized Markets managed by BM&FBOVESPA.

Unchanged.
Article 2) The Company’s term of duration is indefinite.	Unchanged.
Article 3) The Company’s headquarter and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo.	Unchanged.

Article 4) The Company may set up or close Branches in the Country, at the discretion of the Board of Executive Officers, and Abroad, upon the additional approval of the Board of Directors, hereinafter referred to as the Board, which shall also be responsible for approving the incorporation and/or closure of any other Areas/Subsidiaries of Bradesco outside the national territory.

Unchanged.
Section II - Corporate Purpose	Unchanged.
Article 5) The Company’s corporate purpose is to perform general banking activities, including foreign exchange transactions.	Unchanged.
Section III - Capital Stock	Unchanged.

Article 6) The capital stock is fifty one billion and one hundred million reais (R$51,100,000,000.00), divided into five billion, five hundred fifty-three million, six hundred one thousand, seven hundred and thirty-two (5,553,601,732) book-entry, registered shares, with no par value, of which two billion, seven hundred seventy-six million, eight hundred and one thousand and eleven (2,776,801,011) are common shares and two billion, seven hundred seventy-six million, eight hundred thousand, seven hundred and twenty-one (2,776,800,721) are preferred shares.

Unchanged.

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Paragraph One - Common shares will provide to its holders the rights and privileges provided for by law. In case of a public offer arising from the transfer of the Company’s control, the common shares that are not part of the controlling group shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controlling shareholders.

Unchanged.
Paragraph Two -Preferred shares will have no voting rights, but will entitle their holders to the following rights and privileges:	Unchanged.
a) priority in the reimbursement of capital stock in case of liquidation of the Company;	Unchanged.
b) dividends ten percent (10%) higher than those attributed to common shares;	Unchanged.

c)      inclusion in a public offer arising from the transfer of control of the Company, entitling their holders to receive a price equal to eighty percent (80%) of the amount paid per common share in the controlling block.

Unchanged.

Paragraph Three -In the event of a capital increase, at least fifty per cent (50%) of the capital will be paid at the time of subscription and the remaining amount will be paid through a Board of Executive Officers’ call, as per legal precepts.

Unchanged.
Paragraph Four - The Company’s shares are all book-entry, being kept into deposit accounts in the Company, issued in favor of their holders, without issuance of certificates.	Unchanged.
Paragraph Five – The following actions will not be permitted:	Unchanged.
a) conversion of common shares into preferred shares and vice versa;	Unchanged.
b) issue of participation certificates.	Unchanged.

Paragraph Six - The Company may, upon the authorization of the Board of Directors, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and posterior sale.

Unchanged.
Section IV - Management	Unchanged.
Article 7) The Company will be managed by a Board of Directors and an Executive Board.	Unchanged.

Paragraph One - The positions of Chairman of the Board of Directors and Chief Executive Officer cannot be cumulated by the same person, except for the assumptions of vacancy which shall be purpose of specific disclosure to the market and to which measures shall be taken to fill in respective positions within one hundred and eighty (180) days.

Unchanged.

Paragraph Two - The investiture of members of the Board of Directors and Board of Executive Officers shall be subject to the previous signature of the Management Statement of Consent, pursuant to Level 1 Regulation, as well as the compliance with applicable legal requirements.

Unchanged.

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Paragraph Three - The term of office of the members of the Board of Directors and of the Executive Board will be of one (1) year and will extend until the investiture of new elected Officers.	Unchanged.
Section V - Board of Directors	Unchanged.

Article 8) The Board of Directors will be constituted by 6 (six) to 10 (ten)members elected by the General Meeting, with a unified1 (one) year term of office, reelection allowed. The members elected will choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, 1 (one) Chairman and 1 (one) Deputy Chairman.

Unchanged.
Paragraph One - The Board’s decisions will only be valid if supported by the absolute majority of the effective members, including the Chairman, who will have the casting vote, in the event of a tie.	Unchanged.

Paragraph Two - The participation of any member, absent for justifiable reason will be admitted, by means of teleconference or videoconference or by any other means of communication that can ensure the effectiveness of his/her participation, with his/her vote considered valid for all legal purposes.

Unchanged.

Paragraph Three - In the event the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Deputy Chairman will take over. In the absence or temporary unavailability of the Deputy Chairman, the Chairman will appoint a substitute among other Board members. In the event of a vacancy of the Deputy Chairman’s position, the Board will appoint a substitute, who will serve for the time remaining to complete the term of office of the replaced member.

Unchanged.

Paragraph Four - In the event of temporary or permanent leave of any other member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard to the precepts of law and of these Bylaws.

Unchanged.
Article 9) In addition to the duties set forth by law and these Bylaws, the Board's responsibilities and duties include the following:	Unchanged.
a) to ensure that the Board of Executive Officers is always rigorously capable of performing its duties;	Unchanged.
b) to make sure that the corporate business is being conducted with probity, in order to preserve the Company’s credibility;	Unchanged.
c) to maintain management continuity, whenever possible, which is highly recommended for the stability, prosperity and security of the Company;	Unchanged.
d) to establish the general guidelines of the Company’s business, as well as to resolve on the constitution and performance of Operational Portfolios;	Unchanged.

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e)    to authorize, in cases of operations with companies not composing the Bradesco Organization, the acquisition, disposal and encumbrance of assets composing the Permanent Assets and nonpermanent equity interest of the Company and its direct and indirect subsidiaries, when referring to amounts higher than one per cent (1%) of their respective Shareholders’ Equity;

Unchanged.
f) to decide on trades involving shares issued by the Company, in accordance with Paragraph Six of Article 6;	Unchanged.
g) to authorize the granting of any kind of donation, contribution or aid, regardless of the beneficiary;	Unchanged.
h) to approve the payment of dividends and/or interest on own capital proposed by the Board of Executive Officers;	Unchanged.

i)      to submit to Shareholders’ Meetings appreciation proposals aiming at increasing or reducing the capital stock, share grouping, bonuses or splits, merger, incorporation or spin-off transactions and reforms in the Company’s Bylaws;

Unchanged.
j) to deliberate upon associations, involving the Company or its Subsidiaries, including participation in shareholders’ agreements;	Unchanged.
k) to approve the investment of resources resulting from fiscal incentives;	Unchanged.
l) to examine and deliberate upon budgets and financial statements submitted by the Board of Executive Officers;	Unchanged.
m) to assume decision-making powers on specific matters of the Company’s interest and to deliberate upon defaulting cases;	Unchanged.
n) limited to the total annual amount approved by the Shareholders’ Meeting, to distribute the compensation and social security amounts of the Managers	Unchanged.

o)    to authorize, whenever necessary, the representation of the Company by a member of the Board of Executive Officers individually or by an attorney, in which case a respective mandate will indicate what actions may be practiced;

Unchanged.
p) to establish the remuneration of the Audit Committee members;	Unchanged.

q)     to approve the Corporate Report on Internal Controls Conformity and determine the adoption of strategies, policies and measures focused on the diffusion of a controlling and risk mitigation culture.

Unchanged.

Sole Paragraph - The Board of Directors may assign special duties to the Executive Board and to any of its members, as well as establishing committees to deal with specific matters in the scope of the Board of Directors.

Unchanged.

Article 10) The Chairman of the Board shall preside the meetings of this Body, as well as the Shareholders’ Meetings, being entitled to appoint any other member of the Board of Directors to proceed so.

Unchanged.

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Sole Paragraph - The Chairman of the Board may call the Executive Board and participate, together with other board members, in any of its meetings.	Unchanged.
Article 11) The Board will quarterly meet and, whenever necessary, in special sessions convened by the Chairman, or by half of effective Board members.	Unchanged.
Section VI - Executive Board	Unchanged.

Article 12) The Company’s Executive Board, elected by the Board of Directors, with a 1 (one) year term of office, will be constituted by 52(fifty-two) to 108 (one hundred and eight) members, distributed in the following position categories: - Executive Officers: from 15 (fifteen)to 33 (thirty-three) members, being 1 (one) Chief Executive Officer, from 5 (five) to 10 (ten) Executive Vice-Presidents; from 6 (six) to 15(fifteen) Managing Officers; and from 3 (three) to 7 (seven) Deputy Officers – Department Officers: from 27 (twenty-seven) to 47 (forty-seven)members; - Officers: from 3 (three) to 12 (twelve) members; and Regional Officers: from 7 (seven) to 16 (sixteen) members.

Article 12) The Company’s Board of Officers, elected by the Board of Directors, with a term of office of 1 (one) year, with reelection allowed, is composed of 83 (eighty three) to 108 (one hundred and eight) members, distributed, at the Board's discretion, as follows: i) 17 (seventeen) to 27 (twenty-seven) Executive Officers, with 1 (one) Chief Executive Officer and 16 (sixteen) to 26 (twenty-six) members distributed among the positions of Executive Vice President, Managing Officer and Deputy Officer; and ii) 66 (sixty-six) to 81 (eighty-one) members, distributed among the positions of Department Officer, Officer and Regional Officer.

Paragraph One -At every election, the Board of Directors will establish the number of positions to be filled, and designate, by appointing among the Executive Officers that it elects, those who will occupy the positions of Chief Executive Officer, Executive Vice-Presidents, Managing Officers and Deputy Officers, following the dispositions of Paragraph One of Article 7, and the requirements of Articles 17, 18 and 19 of the present Corporate Bylaws.

Paragraph One - The Board of Directors will annually set, on the 1st Meeting of that Body to be held after the Annual General Meeting and, whenever appropriate, the number of Officers to be elected, designating them, by name, within the positions in the “caput” of this Article, subject to the provisions of Paragraph One of Article 7 and the requirements of Articles 17, 18 and 19 hereof.

Paragraph Two - The requirements provided for in Items II of Articles 18 and 19, related to Executive Officers, Department Officers, Officers and Regional Officers, respectively, may be exceptionally waived by the Board of Directors up to the limit of one fourth (¼) of each of these position categories, except in relation to the Officers appointed to the positions of Chief Executive Officer and Executive Vice President.

Unchanged.

Article 13) The Officers may condescend and waive rights and acquire, sell and encumber assets, observing the provisions of Paragraph Four of this Article and item “e” of Article 9 of the present Bylaws.

Unchanged.

Paragraph One - Which due reservation to the exceptions expressly set forth herein, the Company will only be bound by the joint signatures of at least two (2) Officers, one of whom will be the Chief Executive Officer or Executive Vice President.

Unchanged.

Paragraph Two -The Company may also be represented by at least one (1) Officer and one (1) attorney, or by at least two (2) especially constituted attorneys, jointly, in which case the respective power of attorney will establish their powers, the acts they may practice and its duration.

Unchanged.

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Paragraph Three - The Company may be also severally represented by any member of the Executive Board or by attorney with specific powers, in the following cases:	Unchanged.
a) powers of attorney with "ad judicial" clause, assumption in which the power of attorney may have an indeterminate duration and be empowered;	Unchanged.
b) receive judicial or extrajudicial summons or services of process;	Unchanged.
c) participation in biddings;	Unchanged.

d)    representation in General Meetings of Shareholders or Quotaholders of companies or investment funds in which the Company holds interest, as well as of entities in which it is partner or affiliated company

Unchanged.
e) representation in public agencies and authorities, provided that this does not imply the assumption of responsibilities and/or liabilities by the Company;	Unchanged.
f) in “legal testimonies”	Unchanged.
Paragraph Four - Department Officers, Officers and Regional Officers are prohibited from practicing acts that imply the sale and encumbrance of assets and rights of the Company.	Unchanged.
Article 14) In addition to the regular duties conferred upon them by law and by the present Bylaws, each member of the Executive Board will have the following responsibilities	Unchanged.
a) the Chief Executive Officer shall preside the meetings of the Board of Executive Officers, supervise and coordinate the actions of its members;	Unchanged.
b) Executive Vice Presidents shall collaborate with the Chief Executive Officer in the performance of his duties;	Unchanged.
c) Managing Officers shall perform the duties assigned to them;	Unchanged.
d) Deputy Officers shall perform the duties assigned to them by the Executive Vice-Presidents and Managing Officers;	Unchanged.
e) Department Officers shall conduct the activities of the Departments they work for and assist other members of the Board of Executive Officers;	Unchanged.
f) Officers shall perform the duties assigned to them and assist the other members of the Board of Executive Officers;	Unchanged.
g) Regional Officers shall guide and supervise the Service Branches under their jurisdiction and perform the duties assigned to them	Unchanged.

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Article 15) The Executive Board will hold general meetings on a weekly basis, and special meetings whenever necessary. The decisions taken will only be valid when more than half of the effective members attend the respective meeting. The presence of the Chief Executive Officers or his substitute, who will have the casting vote in the case of a tie, is obligatory. The special meetings will be held whenever called by the Chairman of the Board, the Chief Executive Officer or by half of other Executive Officers.

Unchanged.

Article 16) In the event of vacancy, absence or temporary unavailability of any Officer, including the Chief Executive Officer, it will be responsibility of the Board of Directors to appoint his substitute.

Unchanged.

The holding of the position of Officer of this Company concurrently with other positions or professional activities is incompatible, except when of the Company’s interest, and at the discretion of the Board of Directors

Unchanged.
Article 18) To hold the position of Executive Officer, the candidate must also satisfy, cumulatively, the following requirements on the election date:	Unchanged.
be under sixty-two (62) years old;	Unchanged.
belong to the staff of employees or managers of the Company or of its subsidiaries for more than ten (10) years, with no interruptions.	Unchanged.

Sole Paragraph - The age limit provided for in item "I" of this Article shall not apply to the Executive Officers of the Company in office on the date of March 8, 2013, to whom it is still prevailing the age limit of less than sixty-five (65) years on the date of the election.

Sole Paragraph - The provisions of item "I" of this Article shall not apply to:

a. the Chief Executive Officer, whose age limit is less than 67 (sixty-seven) years, on the election date; and

b. to the other Executive Directors of the Company in office on March 8, 2013, whose age limit is less than 65 (sixty-five) years on the election date.

Article 19) To hold the position of Department Officer, Officer and Regional Officer, the candidate must, on the date of the election, satisfy, cumulatively, the following requirements:	Unchanged.
be under sixty (60) years old;	Unchanged.
be an employee or officer of the Company or of its subsidiaries	Unchanged.

Sole Paragraph - The age limit provided for in item "I" of this Article shall not apply to the Department Officers of the Company in office on the date of March 8, 2013, to whom it is still prevailing the age limit of less than 62 (sixty-two) years on the date of the election.

Unchanged.
Section VII - Fiscal Council	Unchanged.
Article 20) The Fiscal Council, whose operation will be permanent, will be constituted by three (3) to five (5) effective members and an equal number of substitutes.
Section VIII - Audit Committee	Unchanged.

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Article 21) The Company will have an Audit Committee constituted by three (3) to five (5) members, being one (1) Coordinator, appointed and dismissible by the Board of Directors, with a one (1) year term of office, extending up to the investiture of new members appointed.

Unchanged.

Paragraph One - The members of the Audit Committee may remain in the Body for a maximum of 5 terms and may only return to integrate it after, at least, three years from the end of the last reappointment allowed.

Unchanged.
Paragraph Two - Up to one-third of the members of the Audit Committee may be reappointed to the body to the maximum of other five consecutive annual terms.	Unchanged.
Paragraph Three - In addition to those provided for by law or regulations, these are also attributions of the Audit Committee:	Unchanged.
a) to recommend to the Board of Directors the company to be hired for rendering independent auditing services, its respective remuneration, as well as, its replacement;	Unchanged.
b) to review financial statements including notes, management reports and independent auditors’ report, prior to their disclosure to the market;	Unchanged.

     c)      to evaluate the effectiveness of both internal and independent audits regarding the fulfillment of legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes;

Unchanged.

    d)      to evaluate the fulfillment, by the Company’s Board of Executive Officers, of recommendations made by either internal or independent auditors, as well as recommending to the Board of Directors the resolution of eventual conflicts between external auditors and the Board of Executive Officers;

Unchanged.

    e)      to establish and announce the procedures for the acceptance and treatment of information related to noncompliance with legal and regulatory requirements applicable to the Company, in addition to regulations and internal codes, including the recommendation of specific procedures to protect the provider and the confidentiality of the information;

Unchanged.
f) to recommend to the Board of Executive Officers correction or improvement in policies, practices and procedures included in its attributions;	Unchanged.
g) to hold meetings, at least on a quarterly basis, with the Company’s Board of Executive Officers and internal and independent auditors;	Unchanged.
h) to verify, during its meetings, the fulfillment of its recommendations and/or explanations for its questions, including the planning of respective auditing works.	Unchanged.
i) to establish operating rules for its functioning;	Unchanged.
j) to meet with the Fiscal Council and the Board of Directors, upon their request to discuss policies, practices and procedures identified under the scope of their respective incumbencies	Unchanged.

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Section IX - Remuneration Committee	Unchanged.

Article 22) The Company will have an organizational component referred to as Remuneration Committee, which shall act on behalf of all Institutions making up Bradesco Organization, composed of three (3) to seven (7) members, appointed and dismissible from office by the Board of Directors, with one (1) year term of office, and one of them shall be designated Coordinator

Unchanged.
Paragraph One - Members will be appointed among members of the Board of Directors except for one (1) member who necessarily will be non-manager.	Unchanged.

Paragraph Two -The members of the Board of Directors and the non-manager member, if they are Bradesco Organization’s employees, will not be compensated for the exercise of their position as members of the Compensation Committee. When the members are not employees, when appointed, they will have compensation set forth by the Board of Directors, according to market parameters.

Unchanged.

Paragraph Three - The members of the Remuneration Committee may be re-elected and they are forbidden to remain in office during a term exceeding ten (10) years. Only after the completion of this term, this member may return to the Committee, after elapsing, at least, three (3) years.

Unchanged.
Paragraph Four - The Committee shall aim at assisting the Board of Directors on the management compensation policy, pursuant to prevailing laws.	Unchanged.
Section X - Ombudsman	Unchanged.

Article 23) The Company shall have an organizational component referred to as Ombudsman, which shall operate on behalf of all the Institutions composing the Bradesco Organization, authorized to operate by the Brazilian Central Bank, composed of one (1) Ombudsman, appointed and dismissible by the Board of Directors, with one (1) year term of office.

Article 23) The Company will have an organizational component of Ombudsman, which will act on behalf of all Institutions of the Bradesco Organization authorized by the Brazilian Central Bank, with one (1) person responsible in the position of Ombudsperson, who will be appointed by the Board of Directors, with a term of office of one (1) year, reelection allowed.

Nonexistent.

Paragraph One - The Ombudsman cannot be linked to an organizational component of Bradesco Organization in a way that indicates a conflict of interest or duties, e.g. the units which negotiate products and services, the risk management unit and the internal audit unit.

Nonexistent.	Paragraph Two - An officer or employee of Bradesco Organization may be appointed as Ombudsperson if he or she has:
Nonexistent.	a) a bachelor’s degree;
Nonexistent.	b) extensive knowledge of the activities developed by the institutions represented and, its products, services, processes, systems etc.;
Nonexistent.

c) functional capacity to assimilate the issues that are submitted to the Ombudsman, carry out administrative consultations to sectors whose activities were questioned and direct the answers for the questions presented; and

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Nonexistent.	d) technical and administrative conditions to comply with other requirements arising from the regulations published on the activities of the Ombudsman.
Renumbered.	Paragraph Three - The Ombudsman’s duty shall be the following:

a)      Paragraph 3 The Ombudsman will have as duties: to ensure the strict compliance with the legal and regulatory rules concerning consumer rights and to act as a communication channel between the Institutions under the caput of this Article, customers and users of products and services, including in the mediation of conflicts;

a) Paragraph 3 The Ombudsman will have as duties: to ensure the strict compliance with the legal and regulatory rules concerning consumer rights and to act as a communication channel between the Institutions referred to in the caput of this Article, customers and users of products and services, including in the mediation of conflicts;

b)     receive, register, provide guidance, analyze and give formal and appropriate treatment to complaints from customers and users of products and services of the Institutions under the caput of this Article which were not solved through the usual service carried out by branches or any other service stations;

b)receive, register, provide guidance, analyze and give formal and appropriate treatment to complaints from customers and users of products and services of the Institutions referred to in the caput of this Article which were not solved through the usual service carried out by branches or any other service stations;

c) provide the necessary clarifications and notify the claimants on the progress of their demands and the measures adopted;	Unchanged.

d)     inform the claimants of the deadline for the final answer, which may not exceed ten business days and may be extended, exceptionally and in a justified manner, only once for an equal period, with the number of extensions limited to ten per cent (10%) of the total number of demands on the month, and the complainant should be informed of the reasons for the extension;

Unchanged.
e) forward a conclusive answer to the demand of the claimants until the period stated in letter "d";	Unchanged.
f) propose to the Board of Directors remedial or improvement measures for procedures and routines based on the analysis of the complaints received;	Unchanged.

g)      to prepare and forward to the Board of Directors, to the Audit Committee and to the Internal Audit, at the end of each half-year period, a quantitative and qualitative report about the Ombudsman performance, containing propositions referred to by “f”, when existing.

g)      every six months, prepare and submit to the Board of Directors, the Audit Committee and the Internal Audit a quantitative and qualitative report on the Ombudsman's operation, including the proposals mentioned in letter "f", when existing, and keeping them informed of the result of the measures adopted by the institution's management to address them.

Nonexistent.

Paragraph Four - In its absence or temporary disability, the Ombudsperson will be replaced by an official member of the Ombudsman, who meets the requirements of Paragraph Two of this Article. In case of vacancy, the Board will appoint a replacement for the time remaining to complete the term of office of the person replaced.

Nonexistent.

Paragraph Five - The Ombudsman may be dismissed by the Board of Directors at any time during its term of office in cases of noncompliance with the obligations of its office or if it presents a performance below that expected by the Organization.

Renumbered.	Paragraph Six - The Company:

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a) will maintain adequate conditions for the functioning of the Ombudsman, as well as for its actions to be based on transparency, independence, impartiality and exemption;	Unchanged.

b)         will ensure the Ombudsman's access to the information necessary to prepare the appropriate response to the complaints received, with full administrative support, and may request information and documents for the exercise of its activities.

Unchanged.
Section XI - General Meetings	Unchanged.
Article 24) The Annual and Special Shareholders’ Meeting s will be:	Unchanged.
a) called by sending to the shareholders a minimum fifteen (15)-day notice;	Unchanged.
b) presided by the Chairman of the Board, or, in his absence, by his statutory substitute, who will invite one or more shareholders to act as Secretaries.	Unchanged.
Section XII - Fiscal Year and Income Distribution	Unchanged.
Article 25) The fiscal year coincides with the civil year, ending on December 31.	Unchanged.
The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of balance sheets for shorter periods of time, including monthly balance sheets.	Unchanged.
Article 27) The Net Income, as defined in Article 191 of the Law No.6404 as of December 15, 1976, accounted at every six-month or in the annual balance sheet will be allocated in the following order:	Unchanged.
I. constitution of the Legal Reserve;	Unchanged.

II.          constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law No. 6404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;

Unchanged.

III.        payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in paragraphs two and three of this article, given that they are declared, guarantee to the shareholders, at every fiscal year, as amendatory minimum dividend, thirty per cent (30%) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of the Law No.6404/76.

Unchanged.

Paragraph One - The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially six-monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

Unchanged.

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Paragraph Two - The Board of Executive Officers may, also, subject to the approval of the Board, authorize the distribution of profits to shareholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

Unchanged.

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Item III of the head of this Article.

Unchanged.

Article 28) The Net Income balance, recorded after the aforementioned distributions, will have the destination proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting, and may be fully allocated to Statutory Profit Reserves, in order to maintain an operating margin that is compatible with the development of the Company’s active operations, up to the limit of ninety-five percent (95%) of the Company’s paid-in capital share amount.

Unchanged.

Sole Paragraph - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest in shareholders ‘equity in an amount in excess of the mandatory dividend established in Article 27, Item III, and/or retention of profits pursuant to Article 196 of the Law No. 6404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article will be determined after the full deduction of such allocations.

Unchanged.

Proxy Model

By this instrument of proxy, [SHAREHOLDER’S NAME], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], Individual Taxpayer’s ID No. ............................., with address at [FULL ADDRESS], appoints his/her proxy, [NAME OF THE PROXY], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], Individual Taxpayer’s ID No. ..........................., with address at [FULL ADDRESS], with specific powers to represent him/her, in the capacity of Shareholder of Banco Bradesco S.A. (BRADESCO), at the Special Shareholders’ Meeting  to be held on October 7, 2016, at 5 p.m., at the headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5o andar, Prédio Vermelho, exercising the voting right entitled to him/her as holder of common shares issued by Bradesco, with powers to present proposals, examine, discuss and vote on matters to be submitted to resolution. The aforementioned proxy may also sign minutes, records, papers, terms and what else is needed for the good and faithful compliance with this power of attorney and will exercise the powers that were granted to him/her, complying with the limits imposed by the legislation in force and by the items of the agenda listed in the call notice, pursuant to the guidance below.

[City, State,] ................... ......, 2016

______________________________

[Shareholder's name]

(Notarized signature)

Voting Guidance

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1)    absorb part of the equity of HSBC Bank Brazil S.A. - Banco Múltiplo (HSBC Bank), a wholly-owned subsidiary of the Company, in accordance with the provisions of Articles 224, 225 and 229 of Law No. 6404/76, upon: a) the analysis of the Protocol and Justification of Partial Spin-off with the Transfer of Portions of the Equity of Existing Companies; b) the ratification of the appointment of experts and the approval of the Appraisal Report of the net equity's portion of HSBC Bank to be transferred to Bradesco; and c) approval of the transfer of the portion of the equity of HSBC Bank to Bradesco, with HSBC's technological integration into Bradesco and the consequent replacement of HSBC brand in its service network, which will become Bradesco.

☐ in favor ☐ against ☐ abstention

2)    to partially amend the Bylaws in:

2.1) the caput and Paragraph One of Article 12, regarding the composition of the Board of Executive Officers, distributing its members among already existing categories of position, with no change in the maximum number of members.

☐ in favor ☐ against ☐ abstention

2.2) the Sole Paragraph of Article 18, concerning the increase of the age limit to exercise the position of Chief Executive Officer

☐ in favor ☐ against ☐ abstention

2.3) Article 23, regarding the functioning of the Bradesco Organization’s Ombudsman, improving its content, especially in order to meet the requirements of National Monetary Council Resolution 4,433 of July 23, 2015

☐ in favor ☐ against ☐ abstention

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Minutes of the Board of Directors' Meeting required by item 6 of Appendix 20-A of CVM Instruction No.  481 of December 17, 2009

“Minutes of the Special Meeting No. 2,559 of the Board of Directors of Banco Bradesco S.A., held on September 5, 2016 - Corporate Taxpayer's ID (CNPJ) No. 60.746.948/0001-12 - Company Registry (NIRE) 35.300.027.795. On September 5, 2016, at 11 a.m., at the headquarters, Núcleo Cidade de Deus, 4o andar of Prédio Vermelho, Vila Yara, Osasco, SP, the members of the Board of Directors gathered together, under the chairmanship of Mr. Lázaro de Mello Brandão, with Mr. Carlos Alberto Rodrigues Guilherme as Secretary. During the meeting, the Board members:

I)          registered the proposals of this Body, which will be submitted to the Company's shareholders resolution at the Special Shareholders’ Meeting to be held on October 7, 2016, at 5 p.m., as follows:

“Dear shareholders,

The Board of Directors of Banco Bradesco S.A. (Bradesco or Company) is submitting proposals for your analysis and deliberation to:

1)      absorb part of the equity of HSBC Bank Brazil S.A. - Banco Múltiplo (HSBC Bank), a wholly-owned subsidiary of the Company, in accordance with the provisions of Articles 224, 225 and 229 of Law No. 6404/76, upon: a) the analysis of the Protocol and Justification of Partial Spin-off with the Transfer of Portions of the Equity of Existing Companies; b) the ratification of the appointment of experts and the approval of the Appraisal Report of the net equity's portion of HSBC Bank to be transferred to Banco Bradesco S.A. (Bradesco); and c) approval of the transfer of the portion of the equity of HSBC Bank to Bradesco, with HSBC Bank's technological integration into Bradesco and the consequent replacement of HSBC brand in its service network, which will become Bradesco.

The operation:

•      aims to promote a corporate restructuring with the following goals: (i) to segregate, redirect and consolidate assets and liabilities of HSBC Bank to Bradesco, Banco Bradesco Cartões S.A. and Bradesco Leasing S.A. – Arrendamento Mercantil; (ii) to promote synergy between ongoing businesses and operations, with the consequent optimization and rationalization of operating and administrative costs; (iii) to preserve the continuity of HSBC Bank with the continuation of its activities for operational reasons;  and

•      once approved, it will follow the terms and features listed in the "Protocol and Justification of the Partial Spin-Off of Portions of Equity and their Merger by Existing Companies entered into between HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Bradesco S.A., Banco Bradesco Cartões S.A. and Bradesco Leasing S.A. – Arrendamento Mercantil”;

2)      to partially amend the Bylaws in:

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a)        the caput and Paragraph One of Article 12, regarding the composition of the Board of Officers, distributing its members among already existing categories of position. with no change in the maximum number of members, aiming to ensure rapid and flexible decision by Bradesco’s management, by allocating the Officers to the most convenient posts in terms of identified need, without the necessity to amend the Bylaws.

The intended change will enable the allocation of Officers coming from HSBC Bank that will be integrated into Bradesco due to the partial spin-off transaction, without the need to create new positions.

b)        the Sole Paragraph of Article 18, improving its wording and increasing the age limit to exercise the position of Chief Executive Officer from less than 65 to less than 67 years old, on the date of election, understanding that it is desirable to enable the Company to take advantage of the vast professional experience and management experience acquired in the position of CEO, especially at this time of integration of the HSBC operations, when significant synergy gains are foreseeable.

c)         Article 23, regarding the functioning of the Bradesco Organization’s Ombudsman, improving its content, especially in order to meet the requirements of National Monetary Council Resolution 4,433 of July 23, 2015.

After the approval of the proposal, the above-mentioned statutory provisions will become effective with the following wording after the approval by the Brazilian Central Bank:

"Article 12) The Company’s Board of Officers, elected by the Board of Directors, with a term of office of 1 (one) year, with reelection allowed, is composed of 83 (eighty three) to 108 (one hundred and eight)  members, distributed, at the Board's discretion, as follows: i) 17 (seventeen) to 27 (twenty-seven) Executive Officers, with 1 (one) Chief Executive Officer and 16 (sixteen) to 26 (twenty-six) members distributed among the positions of Executive Vice President, Managing Officer and Deputy Officer; and ii) 66 (sixty-six) to 81 (eighty-one) members, distributed among the positions of Department Officer, Officer and Regional Officer. Paragraph One - The Board of Directors will annually set, on the 1st Meeting of that Body to be held after the Annual General Meeting and, whenever appropriate, the number of Officers to be elected, designating them, by name, within the positions in the “caput” of this Article, subject to the provisions of Paragraph One of Article 7 and the requirements of Articles 17, 18 and 19 hereof.”;

"Article 18) To hold the position of Executive Officer is also necessary that the candidate, on the election date, cumulatively fulfills the following requirements: i. be under 62 (sixty-two) years old; ii. belong to the staff of employees or managers of the Company or of its subsidiaries for more than 10 (ten) years, with no interruptions. Sole Paragraph - The provisions of item "I" of this Article shall not apply to: a. the Chief Executive Officer, whose age limit is less than 67 (sixty-seven) years, on the election date; and b. to the other Executive Directors of the Company in office on March 8, 2013, whose age limit is less than 65 (sixty-five) years on the election date.";

"Article 23) The Company will have an organizational component of Ombudsman, which will act on behalf of all Institutions of the Bradesco Organization authorized by the Brazilian Central Bank, with one (1) person responsible in the position of Ombudsperson, who will be appointed

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by the Board of Directors, with a term of office of one (1) year, reelection allowed. Paragraph One - The Ombudsman cannot be linked to an organizational component of Bradesco Organization in a way that indicates a conflict of interest or duties, like the bargaining units of product and services, the unit responsible for risk management and executive body of the internal audit's activity. Paragraph Two - an officer or employee of Bradesco Organization may be appointed as ombudsperson if he or she has: a) a bachelor’s degree; b) extensive knowledge of the activities developed by the institutions represented and, its products, services, processes, systems, etc.; c) functional capacity to assimilate the issues that are submitted to the Ombudsman, carry out administrative consultations to sectors whose activities were questioned and direct the answers for the questions presented; d) technical and administrative conditions to comply with other requirements arising from the regulations published on the activities of the Ombudsman. Paragraph Three - The Ombudsman will have as duties: to ensure the strict compliance with the legal and regulatory rules concerning consumer rights and to act as a communication channel  between the Institutions under the caput of this Article, customers and users of products and services, including in the mediation of conflicts; b) receive, register, provide guidance, analyze and give formal and appropriate treatment to complaints from customers and users of products and services of the Institutions under the caput of this Article which were not solved through the usual service carried out by branches or any other service stations; c) provide the necessary clarifications and notify the claimants on the progress of their demands and the measures adopted; d) inform the claimants of the deadline for the final answer, which may not exceed ten business days and may be extended, exceptionally and in a justified manner, only once for an equal period, with the number of extensions limited  to ten per cent (10%) of the total number of demands on the month, and the complainant should be informed of the reasons for the extension; e) forward a conclusive answer to the demand of the claimants until the period stated in letter "d"; f) propose to the Board of Directors remedial or improvement measures for procedures and routines based on the analysis of the complaints received; g) every six months, prepare and submit to the Board of Directors, the Audit Committee and the Internal Audit a quantitative and qualitative report on the Ombudsman's operation, including the proposals mentioned in letter "f", when existing, and keeping them informed of the result of the measures adopted by the institution's management to address them. Paragraph Four - In its absence or temporary disability, the Ombudsperson will be replaced by an official member of the Ombudsman, who meets the requirements of Paragraph Two of this Article. In case of vacancy, the Board will appoint a replacement for the time remaining to complete the term of office of the person replaced. Paragraph Five- The Ombudsman may be dismissed by the Board of Directors at any time during its term of office in cases of noncompliance with the obligations of its office or if it presents a performance below that expected by the Organization. Paragraph Six - The Company: a) will maintain adequate conditions for the functioning of the Ombudsman, as well as for its actions to be based on transparency, independence, impartiality and exemption; b) will ensure the Ombudsman's access to the information necessary to prepare the appropriate response to the complaints received, with full administrative support, and may request information and documents for the exercise of its activities."

II)        granted authorization for the Executive Board of the Company to:

a)      hire KPMG Auditores Independentes, Corporate Taxpayer's ID (CNPJ) No. 57.755.217/0022-53, CRC No.  2SP028567/O-1 F-SP, to appraise the Net Equity of HSBC Bank, Corporate Taxpayer's ID

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(CNPJ) No. 01.701.201/0001-89 including that of the respective portions to be spun-off, on the base date of July 31, 2016; and

b)      together with the Officers of its wholly-owned subsidiaries HSBC Bank; Banco Bradesco Cartões S.A., Corporate Taxpayer's ID (CNPJ) No. 59.438.325/0001-01; Bradesco Leasing S.A. - Arrendamento Mercantil, Corporate Taxpayer's ID (CNPJ) No.  47.509.120/0001-82, sign the "Protocol and Justification of the Partial Spin-Off of Portions of Equity and their Merger by Existing Companies";

III)               call the Company's shareholders to attend the Special Shareholders’ Meeting to be held on October 7, 2016 at 5 p.m.; and

IV)               authorize the publication of the call notice for said Meeting, waiving its transcription due to it being a document that will be filed at the Company's headquarters for all legal purposes.

Nothing further was resolved on, the meeting was closed and these minutes were drawn up, which the attending Board Members have signed. signed) Lázaro de Mello Brandão, Denise Aguiar Alvarez, João Aguiar Alvarez, Carlos Alberto Rodrigues Guilherme, Milton Matsumoto, José Alcides Munhoz and Aurélio Conrado Boni.

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Minutes of the Fiscal Council's Meeting required by item 6 of Appendix 20-A of CVM Instruction No.  481 of December 17, 2009

Minutes of the Special Meeting No. 409, of the Fiscal Council of Banco Bradesco S.A., held on September 5, 2016 - Corporate Taxpayer's ID (CNPJ) No. 60.746.948/0001-12 - State Registry (NIRE) 35.300.027.795. On September 5, 2016, at 4 p.m., at the headquarters, Núcleo Cidade de Deus, 4o andar do Prédio Vermelho,  Vila Yara, Osasco, SP, the members of the Fiscal Council gathered together, under the coordination of Mr. Luiz Carlos de Freitas, who invited Mr. Domingos Aparecido Maia to be the Secretary, for the purpose of recording the opinion issued by the Board members on the Proposal by the Board of Directors of Banco Bradesco S.A. (Bradesco or Company), registered in the Special Meeting No. 2,559, of that Body, held on that date, to be submitted for resolution of the Special Shareholders’ Meeting  of Bradesco, convened to October 7, 2016, at 5 p.m., to, in accordance with the provisions laid down in Articles 224, 225 and 229 of Law No. 6404/76, absorb a portion of the equity of HSBC Bank Brasil S.A. - Banco Múltiplo (HSBC Bank), a wholly-owned subsidiary of the Company, through a partial spin-off of HSBC Bank, which reads as follows:

"Opinion of the Fiscal Council

Banco Bradesco S.A.

The undersigned, members of the Fiscal Council of Banco Bradesco S.A. (Bradesco or Company), in accordance with the provisions of Paragraph III of Article 163 of Law No.  6404/76, after having carried out the analysis of the Proposal by the Board of Directors of Bradesco to, in accordance with the provisions laid down in Articles 224, 225 and 229 of Law No. 6404/76, spin-off a portion of the equity of HSBC Bank Brasil S.A. - Banco Múltiplo, a wholly-owned subsidiary of Bradesco, give the opinion that the shareholders of Bradesco, gathered at the Special Shareholders’ Meeting  to be held on October 7, 2016, should approve the absorption of the portion into its equity, in accordance with the conditions laid down in the respective “Protocol and Justification of the Partial Spin-Off of Portions of Equity and their Merger by Existing Companies entered into between HSBC Bank Brasil S.A. – Banco Múltiplo, Banco Bradesco S.A., Banco Bradesco Cartões S.A. and Bradesco Leasing S.A. – Arrendamento Mercantil”,  whose transcription of clauses and conditions was waived as the document will be filed at the Company’s headquarters.

Cidade de Deus, Osasco, SP, September 5, 2016."

Nothing else was resolved on, the meeting was closed and these minutes were drawn up, which the members of the Fiscal Council have signed. signed) Luiz Carlos de Freitas, Domingos Aparecido Maia, José Maria Soares Nunes, Ariovaldo Pereira and João Carlos de Oliveira”

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Risk factors related to HSBC Bank Brasil S.A. - Banco Múltiplo, required by item 11a of Appendix 20-A of CVM Instruction No. 481 of December 17, 2009

HSBC Bank Brasil S.A. - Banco Múltiplo

Description of the risk factors under item 11 (a) of Appendix 20-A of CVM Instruction 481 of December 17, 2009 that may influence investment decisions, particularly those related to:

a)      to the issuer

HSBC Bank, as a national financial institution, is subject to market risks related to the offering of activities of a wide range of banking products and financial services and in Brazil to individuals and companies, the latter of small, medium and large size.

Considering this fact and that HSBC is fully controlled by Bradesco, which also operates in the same market, the risks (i) are basically the same risks faced by Bradesco, as detailed in items 4.1 and 4.2 of Bradesco's Reference Form and (ii) are already considered in the Bradesco Organization; that's why we understand that they would not have the power to affect future investment decisions.

We also emphasize that, as a result the share of merger of the spun-off portion of HSBC Bank to Bradesco, Bradesco Cartões and Bradesco Leasing, with the migration of customers and their transactions to the companies aforementioned (except for specific operations that will continue at HSBC Bank), HSBC Bank will have a significant risk reduction, remaining, in a minimized manner, the risks described below.

We may experience increases in our costs and level of delay in the payment of loans, to the extent that our portfolio of loans matures.

The volatility and uncertainty in the credit markets may result in cost increase. These conditions may impact our ability to replace, in due time and at reasonable cost, the maturing obligations.

Adverse economic conditions may result in an increase in our loss due to the impairment of these transactions, write-downs and the ratio of loans and advances due concerning the total number of loans, which may have an adverse effect on our business, financial condition and results of operations. The recent performance of the portfolio reflected an increase in non-payment observed in the market, with consequent impact on results. Corrective measures have been adopted by management to improve the profile of credit recoveries.

Losses on our investments in securities can have a significant impact on our operating results and are unpredictable.

The value of some of our investments in financial assets may decrease significantly due to the volatility of the financial markets and may vary over short periods. The gains and losses with investments have had and will continue to have an impact on the results of operations. The amounts of these gains and losses, which we account as the investments in financial assets are sold, or in certain circumstances when they are marked to market or recognized at a fair value, may fluctuate substantially from one period to another. The level of oscillation partially depends on the investment policies and the fair value of financial assets, which in turn may vary considerably.

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A failure or violation in our operating, security or technology systems may temporarily interrupt our business, increasing our costs and generating losses.

Although we have ostensible information of data security controls, carry out continuous investment in infrastructure, ensure the robustness of the operational processes and have crisis management plans in order, our data processing systems, operating systems, financial business, accounting or other instruments may stop operating correctly for a limited period of time or become temporarily disabled or damaged. Such events may occur as a result of a number of factors, including those that are wholly or partially out of our control, such as electrical or telecommunications failures; collapses; system failures or other events affecting third parties with whom we do business. They may also occur from the instruments used for our business activities, including exchange, clearing houses, financial intermediaries or service providers. Finally, they may be associated with events around local politics and large-scale events, or social problems and cyberattacks.

Our substantial reliance on technology, by its very nature, exposes us to infections by viruses, malicious software and other malicious attacks, which can unexpectedly affect the operation of our systems, used to manage and store confidential and/or sensitive data concerning our operations.

We and other financial institutions have gone through attacks on our computer systems. Although we have not suffered material or data losses from these attacks so far, it is possible that, given the use of new technologies, the growing reliance on the Internet, the changing nature and sophistication of attacks, we are unable to effectively predict and prevent all attacks.

Cyberattacks and temporary interruptions or failures in the physical structure or in operating systems that support our business and customers can result in problems with customer, regulatory fines, penalties or intervention, refund or other compensation costs.

We may incur in losses associated with counterparty exposures.

We face the possibility that the counterparties do not fulfill their contractual obligations. Such counterparties may become a defaulter due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, from swaps or other derivative agreements where the counterparties have an obligation to pay or perform coins or other businesses that do not occur in the required time due to delivery failure or system failures with clearing agents, exchange, clearing houses or other financial intermediaries.

b)      to its controller, direct or indirect, or control group

HSBC Bank is controlled by Bradesco, a company member of the Bradesco Organization. Bradesco-related risks can be seen in item 4.1 of Bradesco's Reference Form.

c)      to its shareholders

Bradesco is the sole shareholder of HSBC Bank

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d)      to its subsidiaries and affiliates

HSBC Bank, as well as Bradesco holds an interest in the equity of companies operating in related and/or segments similar to the financial institutions, highlighting the segments of insurance, pension plan and capitalization. Except for the market risks inherent in such activities, which already are detailed in items 4.1 and 4.2 of Bradesco's Reference Form, HSBC Bank does not identify relevant risks related to its subsidiaries and affiliates.

e)      to the suppliers

We are not exposed to material risks with our suppliers that may influence any decision to invest in our securities.

f)       to the customers

We consider as a risk related "to our customers" the risk related to the "issuer", as described in item "a" of this section, which reads in "We may experience increases in our costs or level of delay in the payment of loans, to the extent that our portfolio of loans matures."

g)      to the economy segments in which the issuer operates

The current weakness of the Brazilian macroeconomic conditions and the perception of certain risks and uncertainties related to Brazil may have a material adverse effect on our financial condition and the results of our operations.

The results of our operations are significantly impacted by the macroeconomic conditions in Brazil. In previous years, we took advantage from the generally stable economic environment and the relatively strong annual growth of the Brazilian GDP. However, from 2013 on, the GDP growth began to slow as a result of several factors, including the weakening of the Brazilian currency, the increasing level of deficit in current accounts and the persistent inflation.

The reduction in the primary balances in recent years and the increase in net debt of the public sector have contributed to a further deterioration of the macroeconomic conditions. In addition, other events contributed to a slowdown even more intense in the economic activity of last year, affecting even more negative way the perception concerning the Brazilian risk. Still, the rise of the unemployment rate as a result of the macroeconomic conditions, creates risks to the banking industry (especially with the possibility of increase in the non-payment of households and companies).

The government exerts influence on the Brazilian economy and the political and economic conditions in Brazil have a direct impact on our business.

Our conditions and financial results of the operations substantially depend on the Brazilian economy, which in the past was characterized by frequent and occasionally drastic interventions by the government and volatile economic cycles.

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In the past, the government often changed monetary, fiscal and tax policies to influence the course of the Brazilian economy. We cannot control nor do we have ways to predict what measures or policies the government may take in response to the current or future Brazilian economic situation or how the government intervention and policies will affect the Brazilian economy and how they will affect our operations and revenues.

Historically, the political scenario of the country has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and of the public in general. Changes or uncertainties regarding the implementation of policies can contribute to economic uncertainty in Brazil, increasing the volatility in the Brazilian capital market.

h)      to the regulation of industries in which the Company operates

HSBC Bank meets the regulation of the Brazilian Central Bank that can adversely amend banking rules.

The government regulates the operations of Brazilian financial institutions and insurers. Changes in the existing laws and regulations or the imposition of new laws and regulations may adversely affect our operations and our revenues.

Brazilian banks, insurers and pension companies are subject to the extensive and continuous regulatory review by the government. We have no control over the government regulations, which govern all aspects of our operations, including the imposition of: (i) minimum capital requirements; (ii) requirements of compulsory deposits/reserves; (iii) investment limits in fixed assets; (iv) lending limits and other credit restrictions; (v) accounting and statistical requirements; (vi) minimum coverage; and (vii) mandatory provisioning policies.

The regulatory structure governing the Brazilian banks and insurers is constantly evolving. Existing laws and regulations may change, the way in which laws and regulations are interpreted or implemented may be different and new laws and regulations may be adopted. Such changes may adversely affect our operations and revenues.

Changes in tax and other tax assessments may adversely affect us.

The government regularly enacts amendments to tax and other releases that affect us and our customers. These amendments include changes in the incidence rate and, occasionally, the enactment of temporary taxes. The effects of these changes and other changes that result from the enactment of additional tax amendments have not been and cannot be quantified. There is no assurance that these amendments, once implemented, will not have a negative effect on our business. Moreover, such changes can cause uncertainty in the financial system, increasing the cost of loans and contributing to the increase in the portfolio of loans and advances overdue.

i)        to foreign countries where the issuer operates

The risks to which our reliance abroad is exposed are not relevant that they may generate significant impacts and would not influence the investment decision.

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j)        to environmental issues

The environmental risk is represented by the potential damage that an economic activity can cause to society and the environment. Social and environmental risks associated with financial institutions are mostly indirect and result from business relations, including those with the supply chain and customers, through financing and investment activities.

The Bradesco Organization promotes credit and financing, operating in different segments, which can significantly affect an entire ecosystem, involving local communities, flora and fauna. If a customer, in the development of its activities, generates an environmental impact such as soil contamination and water pollution above the limit set by regulations and/or environmental disasters, the costumer has a direct obligation to financially compensate the damage caused and may have its economic financial structure compromised that may cause losses to the Bradesco Organization.

Description of the main market risks

Considering this fact and that HSBC Bank is fully controlled by Bradesco, which also operates in the banking retail market, the market risks to which HSBC Bank is exposed (i) are basically the same risks faced by Bradesco, as detailed in items 4.1 and 4.2 of Bradesco's Reference Form and (ii) are already considered in the Bradesco Organization; that's why we understand that they would not have the power to affect future investment decisions.

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Main changes in the risk factors related to HSBC Bank Brasil S.A. - Banco Múltiplo, pursuant to item 11b of Appendix 20-A of CVM Instruction No. 481, of December 17, 2009

Main changes in the risk factors, pursuant to item 11 (b) of Appendix 20-A of CVM Instruction No. 481 of December 17, 2009

Regarding the last fiscal year, there were no significant changes in the main risks to which the Bradesco Organization is exposed and, consequently, HSBC Bank is exposed. The changes made in internal risk management policies/standards sought to reflect a more conservative approach to address the deterioration of the macroeconomic environment, which had an impact on the default of the customers. The integration process of part of HSBC Bank into Bradesco, which is in progress, should substantially mitigate the risks to which HSBC Bank is exposed.

Description of activities of HSBC Bank Brasil S.A. - Banco Múltiplo,  pursuant to item 11c of Appendix 20-A of CVM Instruction No. 481, of December 17, 2009

Description of activities of HSBC Bank Brasil S.A. - Banco Múltiplo, pursuant to item 11 (c) of Appendix 20-A of CVM Instruction No. 481, of December 17, 2009

HSBC Bank operates offering activities of a wide range of banking products and financial services and in Brazil to individuals and companies, the latter of small, medium and large size. Considering the similarity of these activities with those developed by Bradesco, its controller, see details in items 4.1 and 4.2 of Bradesco's Reference Form. The development of such activities is already considered at Bradesco Organization, which is why we believe that they would not have the power to affect any investment decisions.

We also emphasize that with the merger of the spun-off portion of HSBC Bank to Bradesco, with the migration of customers and their transactions by Bradesco (except for specific operations that will continue at HSBC Bank), HSBC Bank will have a significant reduction in its activities.

The products and services currently distributed by HSBC Bank will be distributed by Bradesco, with the adjustments that may be necessary, in the markets in which it operates. Consequently, the revenues, profit or losses of each segment, conditions characteristic of participation in the market, competition in the markets, seasonal conditions, relationships and reliance on suppliers, price volatility, etc., will directly be fully reflected in Bradesco.

HSBC Bank does not have clients that are responsible for over 10% of total net revenue.

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Risk factors related to Banco Bradesco Cartões S.A. required by item 11a of Appendix 20-A of CVM Instruction No.  481 of December 17, 2009

Banco Bradesco Cartões S.A.

Description of the risk factors under item 11 (a) of Appendix 20-A of CVM Instruction 481 of December 17, 2009 that may influence investment decisions, particularly those related to:

The activity of risk management is highly strategic due to the increasing complexity of services and products and to the globalization of the Bradesco Organization's business. The dynamism of the markets leads us to a constant improvement of this activity in the pursuit of the best practices.

Bradesco Organization exercises the corporate control of risks in an integrated and independent manner, preserving and enhancing the environment of collective decisions, developing and implementing methodologies, models, measurement and control tools.

Bradesco Cartões, as part of Bradesco Organization, adopts the same management structure of risks, of credit risks, market risks, liquidity risks and operational risks adopted by Bradesco Organization.

Description of the risk factors

The following describes the main risk factors that Bradesco Cartões considers relevant today. In the event they materialize, these risks could adversely affect our business, our financial and equity position.

We note that the risks described below are not the only risks to which the Institution is subject. Other risks that currently we are not aware of, in case they happen, can generate effects similar to those mentioned above.

It should be noted that the order in which the risks are presented reflect a relevant criterion established by the Organization.

a) to the Issuer

Adverse conditions in the credit and capital markets may adversely affect our ability to access resources in due time and at reduced costs.

The volatility and uncertainty in the credit and capital markets usually have reduced liquidity resulting in higher funding costs for financial and non-financial institutions. Such conditions may impact our ability to replace in due time and at reduced costs, the maturing obligations and/or access to resources to carry out our growth strategy. If we are forced to postpone capital increases or to pay discouraging interest rates in order to raise capital, our financial condition and the results of our operations may be adversely affected.

The ever-increasing competitive environment in the segments of banking and payment method may negatively affect the prospects for our business.

The markets for financial, banking and payment methods services are highly competitive. We face a significant competition from other Brazilian and foreign, public and private, big banks and companies of payment methods in all main areas of operation.

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The competition has increased as a result of the consolidation among financial institutions in Brazil and the regulations of the National Monetary Council, which made it easier for customers to switch their banking resources/business. The increased competition may significantly affect us adversely, among other things, limiting our ability to retain and grow our existing customer base and expand our operations, reducing our profit margins on banking and other products and services we offer, limiting opportunities for investment.

The increased competition may adversely affect the results of our business and potential business, among other things:

•         limiting our ability to increase our customer base and expand our operations;

•         reducing our profit margins of banking products and services and other services and products offered by us; and

•         increasing the competition for foreign investment opportunities.

We may experience increases in our level of delay in the payment of loans, to the extent that our portfolio of loans and advances matures.

Our portfolio of loans and advances has been growing in recent years. The levels of nonperforming loans are usually higher for our individual clients than for corporate clients.

Adverse economic conditions and a lower growth rate of our loans and advances to customers may result in an increase in our loss due to the impairment of these transactions, write-downs and index of loans and advances due concerning the total number of loans, which may have an adverse effect on our business, financial condition and results of operations.

A failure or violation in our operating, security or technology systems may temporarily interrupt our business, increasing our costs and generating losses.

Although we have ostensible data security controls, carry out continuous investment in infrastructure, operations and have a crisis management in order, our data processing systems, financial and accounting business operating systems, or other tools may stop operating correctly for a limited period of time or become temporarily disabled or damaged as a result of a number of factors, including events that are wholly or partially out of our control, such as electrical or telecommunications failures; collapses; system failures or other events affecting third parties with whom we do business or in our tools used for business activities, including exchange, clearing houses, financial intermediaries and service providers; and events concerning local politics and large-scale issues, or social and cyberattacks problems.

Our substantial reliance on technology, by its very nature, exposes us to infections by viruses, malicious software and other malicious attacks, which can unexpectedly affect the operation of our systems, used to manage and store confidential and/or sensitive data concerning our operations.

We and other financial institutions have gone through attacks on our computer systems. Although we have not suffered material or data losses from these attacks so far, it is possible that, given the use of new technologies, the growing reliance on the Internet, the changing nature and sophistication of attacks, that we are unable to effectively predict and prevent all attacks. Cyberattacks and temporary

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interruptions or failures in the physical structure or in operating systems that support our business and customers can result in problems with customer, regulatory fines, penalties or intervention, refund or other compensation costs.

Fraud Risk

The risk of fraud consists in the deliberate act of omission or manipulation of transaction and tampering with documents and/or records involving transactions made with credit and debit cards.

b) to its controller, direct or indirect, or control group

Bradesco Cartões is controlled by Bradesco, a company member of the Bradesco Organization. Bradesco-related risks can be seen in item 4.1 of Bradesco's Reference Form.

c) to its shareholders

Bradesco is the sole shareholder of Bradesco Cartões

d) to its subsidiaries and affiliates

The main subsidiaries of Bradesco Cartões develop activities related to the payment method segment. The potential inability of these subsidiaries to monitor market trends and offer new payment methods can cause significant and adverse effects. The payment methods industry must constantly monitor the changing expectations of merchants and card carriers, as well as technological advances. It is expected that new payment methods, associated with new technologies, among which are transactions originated and captured by mobile phone, are developed and implemented in order to meet the demand of carriers for ease, speed and security in the use of credit and debit cards.

Since July 2010, the card market in Brazil has been marked by a new competitive environment in which the Purchasers (institutions that settle transactions made through credit and debit cards - example Cielo) operate simultaneously with the main goals for credit and debit cards, among them Visa and MasterCard, which generates a greater competition between the various competitors and participants in the cards market.

e) to its suppliers

Bradesco Cartões is not exposed to significant risks with its suppliers.

f) to its customers

We consider as a risk related "to its customers" the risk related to the "Institution", as described in item "a" of this section.

g) to the economy segments in which the Institution operates

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The current weakness of the Brazilian macroeconomic conditions and the perception of certain risks and uncertainties related to Brazil may have a material adverse effect on our financial condition and the results of our operations.

The results of our operations are significantly impacted by the macroeconomic conditions in Brazil. In previous years, we took advantage from the generally stable economic environment and the relatively strong annual growth of the Brazilian GDP. However, from 2013 on, the Brazilian GDP growth began to slow as a result of several factors, including the weakening of the Brazilian currency, the increasing level of deficit in current accounts and the persistent inflation.

The reduction in the primary balances in recent years and the increase in net debt of the public sector have contributed to a further deterioration of the macroeconomic conditions. In addition, other events contributed to a slowdown even more intense in the economic activity of last year, affecting even more negative way the perception concerning the Brazilian risk. Still, the rise of the unemployment rate as a result of the macroeconomic conditions, creates risks to the banking industry (especially with the possibility of increase in the non-payment of households and companies). At the same time, the inflation still high may lead to an increase in the basic interest rate of financial assets, which can also influence the profitability of our operations.

The continuity of any of these factors or of the combination of them, may lead to a further slowdown in the GDP growth, which may have an adverse effect on our financial conditions and the results of our operations.

The government exerts influence on the Brazilian economy and the political and economic conditions in Brazil have a direct impact on our business.

Our conditions and financial results of the operations substantially depend on the Brazilian economy, which in the past was characterized by frequent and occasionally drastic interventions by the government and volatile economic cycles.

In the past, the government often changed monetary, fiscal and tax policies to influence the course of the Brazilian economy. We cannot control nor do we have ways to predict what measures or policies the government may take in response to the current or future Brazilian economic situation or how the government intervention and policies will affect the Brazilian economy and how they will affect our operations and revenues.

Historically, the political scenario of the country has influenced the performance of the Brazilian economy and the political crises have affected the confidence of investors and of the general public, which resulted in a slowdown of the economy and an increased volatility of securities of Brazilian companies issued abroad.

h) the regulation of segments in which the institution operates

The government regulates the operations of Brazilian financial institutions. Changes in the existing laws and regulations or the imposition of new laws and regulations may adversely affect our operations and our revenues.

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Brazilian banks, including our banking and payment methods operations are subject to extensive and continuous regulatory review by the government. We have no control over government regulations, which governs all aspects of our operations, including the imposition of:

•         minimum capital requirements;

•         reserve/compulsory deposit requirements;

•         investment limits in fixed assets;

•         loan limits and other credit restrictions;

•         accounting and statistical requirements;

•         minimum coverage; and

•         mandatory provisioning policies.

The regulatory structure governing the Brazilian banks is constantly evolving. Existing laws and regulations may change, the way in which laws and regulations are interpreted or implemented may be different and new laws and regulations may be adopted. Such changes may adversely affect our operations and revenues.

The government, in particular, historically promulgated regulations affecting financial institutions in an attempt to implement its economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil. These changes may adversely affect us. The regulations issued by the Central Bank does not go through the legislative process, so that its enactment and implementation can occur in a very short time, affecting our activities in an unforeseen and sudden manner.

Standards may be edited to change the rules of the card segment, which may affect the adversely and materially institution. Several bills are also being handled by the National Congress in order to change the regulation of the payment method with cards segment. The main initiatives deal with:

•         limiting management fees charged to merchants and payment terms;

•         the possibility to set different prices in the sale of goods or the provision of paid services with credit and debts cards in relation to other payment methods in cash; and

•         ISS impact on services provided in powdered manner in Brazilian cities.

These bills are at different stages at the National Congress and represent uncertainty focuses on the regulatory framework to be faced by the institution in the coming years.

Still, any increase in the rate of Tax on Financial Operations (IOF) in transactions with card may materially affect the use of cards and consequently reduce the results of the institution.

Changes in tax and other tax assessments may adversely affect us.

The government regularly enacts amendments to tax and other releases that affect us and our customers. These amendments include changes in the incidence rate and, occasionally, the enactment of temporary taxes, whose proceeds are intended for government purposes. The effects of these changes and other changes that result from the enactment of additional tax amendments have not been and cannot be quantified. There is no assurance that these amendments, once

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implemented, will not have a negative effect on our business. Moreover, such changes can cause uncertainty in the financial system, increasing the cost of loans and contributing to the increase in the portfolio of loans and advances overdue.

i) to foreign countries where the institution operates

The risks to which our operations abroad are exposed are not relevant, because they cannot generate significant impacts that may influence any investment decision.

It should be mentioned that the operations of our Dependencies Abroad are supported by policies, standards and procedures issued by the Bradesco Organization.

j) to environmental issues

The environmental risk is represented by the potential damage that an economic activity can cause to society and the environment. Social and environmental risks associated with financial institutions are mostly indirect and result from business relations, including those with the supply chain and customers, through financing and investment activities, observing the principles of relevance and proportionality of activities of the Bradesco Organization.

Main changes in the risk factors of Banco Bradesco Cartões S.A., pursuant to item 11b of Appendix 20-A of CVM Instruction No. 481 of December 17, 2009

Main changes in the risk factors, pursuant to item 11 (b) of Appendix 20-A of CVM Instruction No. 481 of December 17, 2009

Regarding the last fiscal year, there were no significant changes in the main risks to which Banco Bradesco and Bradesco Cartões are exposed.

Bradesco Cartões may eventually suffer some increase in risk exposure as a result of the merger of the spun-off portion of HSBC Bank, due to the absorption of all the rights and obligations regarding the spun-off portion.

Description of the activities of Banco Bradesco Cartões S.A.pursuant to section 11c of Appendix 20a of CVM Instruction 481, of December 17, 2009

Description of the activities of Banco Bradesco Cartões S.A., pursuant to item 11c of Appendix 20-A of CVM Instruction No. 481, of December 17, 2009

Banco Bradesco Cartões S.A. (Bradesco Cartões or Institution) acting as a multiple bank, has as its corporate purpose practice of active, passive and accessory transactions inherent to the respective authorized portfolios (commercial, investment, credit, financing and investment), including foreign exchange, in accordance with the laws and regulations in force. It is part of Bradesco Organization, using its similar administrative and technological resources.

Operations are conducted in the context of a set of institutions that operate in the financial market, and certain operations have the co-participation or intermediation of associated institutions, members of the financial system.

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For purposes of clarity and analysis, we inform that the complete data of all business cards are contained in the Consolidated Financial Statements of the Bradesco Organization available www.bradescori.com.br - Reports and spreadsheets - Financial information.

Information about the operating segments

We provide to our customers a line of credit cards that offers the credit cards brands American Express, Elo, Visa, Mastercard, as well as Private Label cards (issued by retail tenants) and that stand out due to the range of benefits and amenities offered to its members.

We earned revenues from our credit card operations through:

•         fees on purchases made in shops;

•         emission/annuities rates;

•         interest on financed balances;

•         interest and fees on cash withdrawals at ATMs; and

•         interest on anticipation of amounts to be received by the establishments, who have sold for holders of credit card.

We offer to our customers the most complete line of credit cards and related services, including:

•         cards with use restricted to Brazil;

•         International cards valid in Brazil and abroad;

•         cards for customers with high expenses, such as "Gold", "Platinum" and "Infinite/Black" of the Visa, American Express and MasterCard brands;

•         multiple cards, a combination in the same plastic of credit and debit functions, which in addition to traditional banking transactions, can be used for purchase transactions;

•         cards co-branded issued through partnerships with companies;

•         affinity cards, issued through civil associations, such as sports clubs and non-governmental organizations; and

•         Private Label cards, exclusively for customers of retail establishments, in order to leverage business and build customer loyalty with merchants, which may or may not have the brand to use outside the establishment, among others.

At December 31, 2015, we had several partners with co-branded cards, affinity cards and Private Label. The offer of credit cards to this audience integrates our strategy of relationship with the customer, providing banking products, such as financing and insurance associated with credit cards.

Distribution channels

Our products of cards and payment methods are distributed through the distribution channels used by the Bradesco Organization (branches, PABs, etc.). In addition, we have entered into partnerships with supermarkets, drug stores, grocery stores, department stores, and other retailers to offer our Private Label cards (with brand or not).

We also have digital channels (self-service, contact center Internet) to offer our products to customers.

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The market for credit cards in Brazil is highly competitive. Our main competitors are Banco do Brasil S.A., Itaú Unibanco Holdings S.A. and Banco Santander (Brasil) S.A. The Management believes that the main competitive factors in this area are the interest rates, the annual fees, the distribution network of cards and the benefits on the cards.

There are no clients that are responsible for over 10% of the revenue of Bradesco Cartões.

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Item 15 - Appendix 20-a - Report including the negotiation with securities issued by the companies involved in the transaction (last 6 months)

Letter a (iii and iv) - Purchase/sale operations on regulated markets

Debentures issued by Bradesco Leasing and traded by Banco Bradesco

DATE OF THE TRANSACTION	TRANSACTION	DATE OF ISSUE	MATURITY DATE	NUMBER OF DEBENTURES	UNIT PRICE	TRANSACTION AMOUNT
Jan 4, 2016	Sale	Feb 1, 2005	Feb 1, 2025	10,726,952	335.603258	3,600,000,039.60
Jan 4, 2016	Sale	Jun 20, 2011	Jun 20, 2026	10,255,173	78.009416	800,000,056.70
Jan 4, 2016	Sale	Jun 20, 2011	Jun 20, 2021	1,281,907	78.008792	100,000,016.52
Jan 6, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	595,317	335.955708	200,000,144.21
Jan 6, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	5,357,850	335.955708	1,800,000,290.10
Jan 6, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	16,647,172	78.091342	1,300,000,001.98
Jan 6, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	2,561,124	78.090717	200,000,009.48
Jan 7, 2016	Sale	Feb 1, 2005	Feb 1, 2025	446,252	336.133198	150,000,111.87
Jan 7, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,279,880	78.132337	100,000,015.47
Jan 08, 2016	Sale	Jun 20, 2011	Jun 20, 2026	14,071,291	78.173355	1,100,000,026.65
Jan 11, 2016	Sale	Feb 1, 2005	Feb 1, 2025	742,973	336.486204	250,000,164.44
Jan 11, 2016	Sale	Feb 1, 2005	Feb 1, 2025	4,309,255	336.485078	1,450,000,004.79
Jan 11, 2016	Sale	Jun 20, 2011	Jun 20, 2021	1,917,821	78.213768	150,000,006.75
Jan 12, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	594,067	336.662845	200,000,286.34
Jan 12, 2016	Sale	Feb 1, 2005	Feb 1, 2025	2,079,239	336.661719	700,000,175.95
Jan 12, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,277,867	78.255454	100,000,062.23
Jan 13, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	296,878	336.83958	100,000,260.83
Jan 13, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	890,633	336.839325	300,000,218.54
Jan 13, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	207,815	336.839325	70,000,264.32
Jan 13, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	4,453,174	336.838454	1,500,000,245.55
Jan 13, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	1,277,206	78.295908	100,000,003.47
Jan 14, 2016	Sale	Feb 1, 2005	Feb 1, 2025	356,066	337.016407	120,000,083.97
Jan 14, 2016	Sale	Feb 1, 2005	Feb 1, 2025	148,361	337.016152	50,000,053.32
Jan 14, 2016	Sale	Feb 1, 2005	Feb 1, 2025	296,723	337.015281	100,000,185.22
Jan 14, 2016	Sale	Jun 20, 2011	Jun 20, 2026	5,106,103	78.337639	400,000,053.51
Jan 14, 2016	Sale	Jun 20, 2011	Jun 20, 2021	638,268	78.337011	50,000,007.33

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Jan 15, 2016	Sale	Feb 1, 2005	Feb 1, 2025	355,879	337.193327	120,000,024.01
Jan 15, 2016	Sale	Feb 1, 2005	Feb 1, 2025	296,566	337.193072	100,000,000.59
Jan 15, 2016	Sale	Jun 20, 2011	Jun 20, 2026	5,613,766	78.378763	440,000,034.85
Jan 18, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	444,616	337.37034	150,000,251.08
Jan 18, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	237,129	337.369215	80.000.024,58
Jan 19, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	444,382	337.547446	150.000.009,14
Jan 19, 2016	Sale	Feb 1, 2005	Feb 1, 2025	207,379	337.547446	70.000.251,80
Jan 19, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	296,255	337.547191	100.000.043,06
Jan 19, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	740,640	337.546321	250.000.307,18
Jan 19, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	1,019,623	78.460449	80.000.078,39
Jan 20, 2016	Sale	Feb 1, 2005	Feb 1, 2025	296,100	337.724645	100.000.267,38
Jan 20, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,019,079	78.502268	80.000.012,77
Jan 20, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	2,547,718	78.501638	200.000.036,16
Jan 21, 2016	Sale	Feb 1, 2005	Feb 1, 2025	355,133	337.901936	120.000.128,23
Jan 21, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	887,832	337.901936	300.000.151,64
Jan 21, 2016	Sale	Feb 1, 2005	Feb 1, 2025	5,918,897	337.900811	2.000.000.096,52
Jan 21, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	2,546,361	78.543479	200.000.051,72
Jan 21, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	2,546,361	78.543479	200.000.051,72
Jan 22, 2016	Sale	Feb 1, 2005	Feb 1, 2025	295,789	338.079203	100.000.109,37
Jan 22, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	887,369	338.078078	300.000.005,99
Jan 25, 2016	Sale	Feb 1, 2005	Feb 1, 2025	413,888	338.256308	140.000.226,80
Jan 25, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,526,215	78.625912	120.000.046,28
Jan 26, 2016	Sale	Feb 1, 2005	Feb 1, 2025	206,836	338.434015	70.000.337,92
Jan 26, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	2,511,577	338.432891	850.000.265,07
Jan 26, 2016	Sale	Feb 1, 2005	Feb 1, 2025	2,659,316	338.432891	900.000.001,96
Jan 26, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	1,906,768	78.667161	150.000.025,24
Jan 26, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	2,542,357	78.667161	200.000.007,43
Jan 27, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	2,953,247	338.610437	1.000.000.257,23
Jan 28, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	236,136	338.7892	80.000.326,53
Jan 28, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,180,680	338.788076	400.000.305,57
Jan 28, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	1,269,846	78.749722	100.000.019,48
Jan 28, 2016	Sale	Jun 20, 2011	Jun 20, 2021	634,928	78.749089	50.000.001,58
Jan 02, 2016	Sale	Feb 1, 2005	Feb 1, 2025	737,149	339.144757	250.000.218,47

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Jan 02, 2016	Sale	Feb 1, 2005	Feb 1, 2025	530,748	339,144502	180.000.266,14
Jan 02, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	2,948,604	339.143634	1.000.000.275,78
Jan 02, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	2,948,604	339.143634	1.000.000.275,78
Jan 02, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	3,805,544	78.832372	300.000.060,27
Feb 18, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	586,327	341.107003	200.000.245,74
Feb 18, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	586,327	341,107003	200.000.245,74
Feb 18, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	293,164	341.106748	100.000.218,67
Feb 18, 2016	Sale	Feb 1, 2005	Feb 1, 2025	5,863,283	341,105882	2.000.000.319,13
Feb 18, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	1,891,826	79.288494	150.000.034,45
Feb 19, 2016	Sale	Feb 1, 2005	Feb 1, 2025	146,505	341.285696	50.000.060,89
Feb 19, 2016	Sale	Feb 1, 2005	Feb 1, 2025	586,021	341.28483	200.000.077,36
Feb 19, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,465,052	341.28483	500.000.022,76
Feb 19, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,890,834	79.330091	150.000.033,28
Feb 22, 2016	Sale	Feb 1, 2005	Feb 1, 2025	2,928,568	341.463873	1.000.000.171,62
Feb 23, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	878,108	341.643874	300.000.218,91
Feb 23, 2016	Sale	Feb 1, 2005	Feb 1, 2025	1,990,382	341.643009	680.000.095,53
Feb 23, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,463,516	341.643009	500.000.009,95
Feb 23, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	1,888,852	79.41335	150.000.064,97
Feb 24, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	5,412,170	341.822239	1.850.000.067,24
Feb 24, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	1,887,861	79.455011	150.000.016,52
Feb 24, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	8,810,018	79.455011	700.000.077,10
Feb 24, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	1,887,877	79.45437	150.000.077,67
Feb 24, 2016	Sale	Jun 20, 2011	Jun 20, 2021	629,293	79.45437	50.000.078,86
Feb 25, 2016	Sale	Feb 1, 2005	Feb 1, 2025	380,114	342.002683	130.000.007,84
Feb 25, 2016	Sale	Feb 1, 2005	Feb 1, 2025	292,396	342.002683	100.000.216,49
Feb 25, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,754,378	342.001563	600.000.018,09
Feb 25, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	2,631,567	342.001563	900.000.027,13
Feb 25, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	628,957	79.496695	50.000.002,79
Feb 26, 2016	Sale	Feb 1, 2005	Feb 1, 2025	2,922,431	342.180981	1.000.000.306,48
Feb 26, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	2,514,509	79.538399	200.000.020,13
Feb 26, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	1,257,255	79.538399	100.000.049,83
Feb 29, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	292,090	342.360494	100.000.076,69
Feb 29, 2016	Sale	Jun 20, 2011	Jun 20, 2026	14,450,844	79.580128	1.150.000.015,22

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Mar 1, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	291,936	342.541219	100.000.113,30
Mar 1, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	583,872	342.541219	200.000.226,61
Mar 1, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,605,652	342.5401	550.000.196,64
Mar 1, 2016	Sale	Feb 1, 2005	Feb 1, 2025	1,459,684	342.5401	500.000.303,32
Mar 1, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,106,349	79.621877	88.089.583,99
Mar 2, 2016	Sale	Feb 1, 2005	Feb 1, 2025	204,248	342.720919	70.000.062,26
Mar 2, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,458,918	342.7198	500.000.085,17
Mar 2, 2016	Sale	Jun 20, 2011	Jun 20, 2026	627,639	79.663648	50.000.012,36
Mar 2, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	2,259,500	79.663648	180.000.012,65
Mar 2, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	1,255,278	79.663648	100.000.024,73
Mar 3, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	446,194	342.900459	153.000.127,40
Mar 3, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,166,523	342.899595	400.000.264,25
Mar 3, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	627,315	79.704796	50.000.014,10
Mar 4, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	320,625	343.080603	110.000.218,33
Mar 4, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	524,660	343.079484	180.000.082,07
Mar 4, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	582,956	343.079484	200.000.243,67
Mar 7, 2016	Sale	Feb 1, 2005	Feb 1, 2025	728,310	343.260586	250.000.117,38
Mar 7, 2016	Sale	Jun 20, 2011	Jun 20, 2026	3,133,261	79.789093	250.000.053,32
Mar 8, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	436,757	343.440664	150.000.114,08
Mar 8, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	1,878,971	79.830952	150.000.043,71
Mar 8, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	1,878,971	79.830952	150.000.043,71
Mar 9, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,877,986	79.872832	150.000.060,27
Mar 10, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,877,001	79.914735	150.000.037,50
Mar 11, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	232,571	343.981465	80.000.113,29
Mar 11, 2016	Sale	Feb 1, 2005	Feb 1, 2025	1,395,429	343.980347	480.000.151,63
Mar 11, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	2,501,356	79.956659	200.000.068,72
Mar 11, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	3,126,694	79.956659	250.000.005,95
Mar 14, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	625,011	79.998608	50.000.009,98
Mar 14, 2016	Purchase	15/10/2012	10/15/2032	35,444,905	14.1064	500.000.007,89
Mar 15, 2016	Sale	Feb 1, 2005	Feb 1, 2025	145,205	344.342216	50.000.211,47
Mar 15, 2016	Sale	Jun 20, 2011	Jun 20, 2026	4,185,378	80.040576	335.000.065,89
Mar 16, 2016	Sale	Feb 1, 2005	Feb 1, 2025	638,566	344.522	220.000.035,45
Mar 16, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	998,969	80.082567	80.000.001,87

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Mar 17, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	870,316	344.70274	300.000.309,86
Mar 17, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	3,744,170	80.124579	300.000.044,95
Mar 17, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	1,248,057	80.124579	100.000.041,69
Mar 17, 2016	Purchase	Oct 15, 2012	Oct 15, 2032	35,389,178	14.128613	500.000.000,35
Mar 18, 2016	Sale	Feb 1, 2005	Feb 1, 2025	666,890	344.884692	230.000.152,24
Mar 18, 2016	Sale	Feb 1, 2005	Feb 1, 2025	289,953	344.883575	100.000.027,22
Mar 18, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,247,403	80.166614	100.000.074,80
Mar 18, 2016	Sale	Jun 20, 2011	Jun 20, 2021	623,707	80.165964	50.000.072,90
Mar 21, 2016	Sale	Feb 1, 2005	Feb 1, 2025	317,042	345.065366	109.400.213,76
Mar 21, 2016	Sale	Feb 1, 2005	Feb 1, 2025	4,232,261	345.064505	1.460.403.046,99
Mar 21, 2016	Sale	Jun 20, 2011	Jun 20, 2026	6,233,740	80.208671	500.000.000,75
Mar 22, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	623,048	80.250751	50.000.069,90
Mar 22, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	1,869,142	80.250751	150.000.049,22
Mar 23, 2016	Sale	Feb 1, 2005	Feb 1, 2025	289,497	345.427766	100.000.301,97
Mar 23, 2016	Sale	Feb 1, 2005	Feb 1, 2025	144,749	345.427511	50.000.286,78
Mar 23, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	3,463,937	345.427511	1.196.539.136,17
Mar 23, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	1,245,441	80.292851	100.000.008,64
Mar 24, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	1,867,182	80.334974	150.000.017,42
Mar 24, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	3,111,970	80.334974	250.000.029,03
Mar 28, 2016	Sale	Feb 1, 2005	Feb 1, 2025	867,581	345.789211	300.000.149,46
Mar 28, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,866,203	80.377121	150.000.024,34
Mar 28, 2016	Sale	Jun 20, 2011	Jun 20, 2021	622,073	80.376468	50.000.030,57
Mar 29, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	57,809	345.97144	20.000.262,97
Mar 29, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	433,562	345.971695	150.000.180,02
Mar 29, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	57,809	345.97144	20.000.262,97
Mar 29, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	867,124	345.97144	300.000.138,93
Mar 29, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	3,730,449	80.419288	300.000.052,50
Mar 30, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	231,112	346.15294	80.000.098,26
Mar 30, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,733,338	346.15294	600.000.044,71
Mar 30, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	346,668	346.15294	120.000.147,40
Mar 30, 2016	Purchase	Oct 15, 2012	Oct 15, 2032	140,964,017	14.188018	2.000.000.010,54
Mar 31, 2016	Sale	Feb 1, 2005	Feb 1, 2025	2,512,023	346.334536	870.000.320,12
Mar 31, 2016	Sale	Jun 20, 2011	Jun 20, 2026	10,558,518	80.503729	850.000.071,71

Back to indexã Page 68 in 134

Apr 1, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	57,718	346.516226	20.000.223,53
Apr 1, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	57,718	346.516226	20.000.223,53
Apr 1, 2016	Sale	Feb 1, 2005	Feb 1, 2025	1,442,934	346.516226	500.000.044,04
Apr 1, 2016	Sale	Jun 20, 2011	Jun 20, 2026	9,683,912	80.545962	780.000.007,96
Apr 1, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	248,306	80.545962	20.000.045,64
Apr 4, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	865,307	346.698012	300.000.216,66
Apr 4, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	4,963,505	80.588218	400.000.022,98
Apr 4, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	1,240,877	80.588218	100.000.066,18
Apr 4, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	248,176	80.588218	20.000.061,59
Apr 4, 2016	Purchase	Oct 15, 2012	Oct 15, 2032	24,629,920	14.210359	350.000.005,34
Apr 5, 2016	Sale	Feb 1, 2005	Feb 1, 2025	167,205	346.879893	58.000.052,50
Apr 5, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	720,711	346.879893	250.000.154,56
Apr 5, 2016	Sale	Jun 20, 2011	Jun 20, 2026	4,216,767	80.630495	340.000.010,50
Apr 5, 2016	Sale	Jun 20, 2011	Jun 20, 2021	595,309	80.630495	48.000.059,34
Apr 5, 2016	Purchase	Oct 15, 2012	Oct 15, 2032	35,167,151	14.217814	500.000.011,82
Apr 6, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	57,627	347.06187	20.000.134,38
Apr 6, 2016	Sale	Feb 1, 2005	Feb 1, 2025	158,474	347.06187	55.000.282,78
Apr 6, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	864,400	347.06187	300.000.280,42
Apr 6, 2016	Sale	Feb 1, 2005	Feb 1, 2025	835,586	347.06187	290.000.039,70
Apr 6, 2016	Sale	Jun 20, 2011	Jun 20, 2026	4,214,556	80.672795	340.000.012,20
Apr 7, 2016	Sale	Feb 1, 2005	Feb 1, 2025	143,991	347.243942	50.000.002,45
Apr 7, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,007,937	347.243942	350.000.017,16
Apr 8, 2016	Sale	Feb 1, 2005	Feb 1, 2025	96,835	347.42611	33.643.007,36
Apr 8, 2016	Sale	Jun 20, 2011	Jun 20, 2026	2,600,379	80.75746	210.000.003,07
Apr 11, 2016	Sale	Feb 1, 2005	Feb 1, 2025	776,737	347.608373	270.000.284,81
Apr 11, 2016	Sale	Jun 20, 2011	Jun 20, 2026	2,970,304	80.799826	240.000.046,36
Apr 11, 2016	Sale	Jun 20, 2011	Jun 20, 2021	866,339	80.799826	70.000.040,45
Apr 12, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	862,588	347.790732	300.000.111,93
Apr 12, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	23,502,573	80.842215	1.900.000.059,51
Apr 12, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	618,489	80.842215	50.000.020,71
Apr 12, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	618,489	80.842215	50.000.020,71
Apr 12, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	247,396	80.842215	20.000.040,62
Apr 13, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	57,476	347.973186	20.000.106,83

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Apr 13, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	172,428	347.973186	60.000.320,51
Apr 13, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	287,379	347.973186	100.000.186,21
Apr 13, 2016	Sale	Jun 20, 2011	Jun 20, 2026	13,846,884	80.884625	1.120.000.019,75
Apr 13, 2016	Purchase	Oct 15, 2012	Oct 15, 2032	85,538,246	14.262626	1.220.000.011,39
Apr 14, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	43,085	348.155737	15.000.289,92
Apr 14, 2016	Sale	Feb 1, 2005	Feb 1, 2025	1,335,610	348.155737	465.000.283,89
Apr 14, 2016	Sale	Jun 20, 2011	Jun 20, 2026	3,521,690	80.927058	285.000.010,88
Apr 14, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	247,137	80.927058	20.000.070,33
Apr 15, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	2,099,556	80.969514	170.000.028,93
Apr 18, 2016	Sale	Feb 1, 2005	Feb 1, 2025	3,012,730	348.521124	1.050.000.045,90
Apr 18, 2016	Sale	Jun 20, 2011	Jun 20, 2026	10,677,432	81.011991	865.000.025,08
Apr 18, 2016	Sale	Jun 20, 2011	Jun 20, 2021	1,234,386	81.011991	100.000.067,52
Apr 19, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	28,678	348.703962	10.000.132,22
Apr 19, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,147,105	348.703962	400.000.058,33
Apr 19, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,290,494	348.703962	450.000.370,73
Apr 19, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	616,870	81.054491	50.000.083,86
Apr 19, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	3,701,214	81.054491	300.000.016,85
Apr 20, 2016	Sale	Feb 1, 2005	Feb 1, 2025	315,289	348.886896	110.000.200,55
Apr 20, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	2,528,040	348.886896	882.000.028,56
Apr 20, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	369,928	81.097013	30.000.055,82
Apr 20, 2016	Sale	Jun 20, 2011	Jun 20, 2021	616,546	81.097013	50.000.038,97
Apr 22, 2016	Sale	Feb 1, 2005	Feb 1, 2025	4,583,609	349.069925	1.600.000.049,85
Apr 22, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	3,697,334	81.139557	300.000.042,84
Apr 22, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	4,929,778	81.139557	400.000.003,02
Apr 22, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,848,667	81.139557	150.000.021,42
Apr 26, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	186,014	349.436272	65.000.038,69
Apr 26, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	85,853	349.436272	30.000.152,26
Apr 26, 2016	Sale	Feb 1, 2005	Feb 1, 2025	572,351	349.436272	200.000.199,71
Apr 26, 2016	Sale	Jun 20, 2011	Jun 20, 2026	8,371,837	81.224713	680.000.057,60
Apr 26, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	246,231	81.224713	20.000.042,30
Apr 27, 2016	Sale	Feb 1, 2005	Feb 1, 2025	286,026	349.61959	100.000.292,84
Apr 27, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	2,145,189	349.61959	750.000.098,65
Apr 27, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,230,507	81.267324	100.000.011,05

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Apr 27, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	2,830,166	81.267324	230.000.017,29
Apr 27, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	1,845,761	81.267324	150.000.057,21
Apr 27, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	2,461,014	81.267324	200.000.022,10
May 16, 2016	Sale	Feb 1, 2005	Feb 1, 2025	349,421	352.011491	123.000.207,19
May 16, 2016	Sale	Feb 1, 2005	Feb 1, 2025	568,164	352.011491	200.000.256,77
May 16, 2016	Sale	Jun 20, 2011	Jun 20, 2026	28,109,350	81.823309	2.300.000.030,83
May 17, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	567,866	352.19616	200.000.224,59
May 17, 2016	Sale	Feb 1, 2005	Feb 1, 2025	993,965	352.19616	350.070.656,17
May 17, 2016	Sale	Jun 20, 2011	Jun 20, 2026	610,753	81.866235	50.000.048,62
May 18, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	141,892	352.380925	50.000.034,21
May 18, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	2,262,041	352.380925	797.100.099,96
May 18, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,709,211	81.909182	140.000.074,87
May 19, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	283,636	352.565788	100.000.349,84
May 19, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	340,363	352.565788	120.000.349,30
May 19, 2016	Sale	Jun 20, 2011	Jun 20, 2026	610,113	81.952153	50.000.073,92
May 19, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	854,157	81.952153	70.000.005,15
May 19, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	488,090	81.952153	40.000.026,35
May 20, 2016	Sale	Feb 1, 2005	Feb 1, 2025	283,487	352.750747	100.000.251,01
May 20, 2016	Sale	Feb 1, 2005	Feb 1, 2025	680,368	352.750747	240.000.320,23
May 20, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,585,460	81.995146	130.000.024,17
May 20, 2016	Sale	Jun 20, 2011	Jun 20, 2021	573,205	81.995146	47.000.027,66
May 23, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	70,835	352.935804	25.000.207,67
May 23, 2016	Sale	Feb 1, 2005	Feb 1, 2025	4,816,740	352.935804	1.700.000.004,55
May 23, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,706,523	82.038161	140.000.008,62
May 23, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	609,473	82.038161	50.000.044,09
May 24, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	198,233	353.120958	70.000.226,86
May 24, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	792,930	353.120958	280.000.201,22
May 24, 2016	Sale	Jun 20, 2011	Jun 20, 2026	670,069	82.081199	55.000.066,93
May 27, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	141,447	353.491556	50.000.320,12
May 27, 2016	Sale	Feb 1, 2005	Feb 1, 2025	947,689	353.491556	335.000.059,21
May 27, 2016	Sale	Jun 20, 2011	Jun 20, 2026	2,190,652	82.167343	180.000.054,27
May 30, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	763,409	353.677002	270.000.206,41
May 30, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,581,308	82.210449	130.000.040,68

Back to indexã Page 71 in 134

May 30, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	243,279	82.210449	20.000.075,82
May 31, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	28,260	353.862544	10.000.155,49
May 31, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	791,268	353.862544	280.000.107,46
May 31, 2016	Sale	Jun 20, 2011	Jun 20, 2026	972,603	82.253577	80.000.075,75
May 31, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	243,151	82.253577	20.000.039,50
Jun 1, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	42,368	354.048184	15.000.313,45
Jun 1, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,271,014	354.048184	450.000.198,53
Jun 1, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,406,589	354.048184	498.000.281,08
Jun 1, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	310,693	354.048184	110.000.292,43
Jun 1, 2016	Sale	Jun 20, 2011	Jun 20, 2026	2,066,780	82.296728	170.089.231,49
Jun 2, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	141,150	354.233921	50.000.117,94
Jun 2, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	141,150	354.233921	50.000.117,94
Jun 2, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,273,170	354.233921	451.000.001,19
Jun 2, 2016	Sale	Jun 20, 2011	Jun 20, 2026	728,687	82.339902	60.000.016,16
Jun 2, 2016	Sale	Jun 20, 2011	Jun 20, 2021	607,240	82.339902	50.000.082,09
Jun 3, 2016	Sale	Feb 1, 2005	Feb 1, 2025	253,937	354.419756	90.000.289,57
Jun 3, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,410,757	354.419756	500.000.151,71
Jun 3, 2016	Sale	Feb 1, 2005	Feb 1, 2025	366,797	354.419756	130.000.103,24
Jun 3, 2016	Sale	Jun 20, 2011	Jun 20, 2026	449,122	82.383098	37.000.061,73
Jun 3, 2016	Sale	Jun 20, 2011	Jun 20, 2021	364,153	82.383098	30.000.052,28
Jun 6, 2016	Sale	Feb 1, 2005	Feb 1, 2025	2,312,428	354.605688	820.000.121,89
Jun 6, 2016	Sale	Jun 20, 2011	Jun 20, 2026	667,263	82.426317	55.000.031,56
Jun 6, 2016	Sale	Jun 20, 2011	Jun 20, 2021	485,282	82.426317	40.000.007,96
Jun 7, 2016	Sale	Feb 1, 2005	Feb 1, 2025	84,557	354.791718	30.000.123,29
Jun 7, 2016	Sale	Feb 1, 2005	Feb 1, 2025	521,433	354.791718	185.000.109,89
Jun 7, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	281,856	354.791718	100.000.174,46
Jun 7, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	845,567	354.791718	300.000.168,61
Jun 7, 2016	Sale	Jun 20, 2011	Jun 20, 2026	606,285	82.469559	50.000.056,57
Jun 8, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	202,830	354.977845	72.000.156,30
Jun 8, 2016	Sale	Jun 20, 2011	Jun 20, 2026	2,060,286	82.512823	170.000.014,04
Jun 9, 2016	Sale	Feb 1, 2005	Feb 1, 2025	84,469	355.16407	30.000.353,82
Jun 9, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	844,681	355.16407	300.000.341,81
Jun 10, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	422,119	355.350392	150.000.152,12

Back to indexã Page 72 in 134

Jun 13, 2016	Sale	Feb 1, 2005	Feb 1, 2025	196,886	355.536813	70.000.220,96
Jun 13, 2016	Sale	Feb 1, 2005	Feb 1, 2025	70,317	355.536813	25.000.282,07
Jun 13, 2016	Sale	Feb 1, 2005	Feb 1, 2025	2,025,107	355.536813	720.000.088,76
Jun 13, 2016	Sale	Jun 20, 2011	Jun 20, 2026	2,420,055	82.642753	200.000.007,61
Jun 14, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	2,136,492	355.723331	760.000.050,89
Jun 14, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,705,245	82.686108	141.000.072,23
Jun 15, 2016	Sale	Feb 1, 2005	Feb 1, 2025	252,873	355.909947	90.000.016,02
Jun 15, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,292,462	355.909947	460.000.081,91
Jun 15, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	140,485	355.909947	50.000.008,90
Jun 15, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,208,759	82.729486	100.000.010,76
Jun 15, 2016	Sale	Jun 20, 2011	Jun 20, 2021	1,208,759	82.729486	100.000.010,76
Jun 15, 2016	Purchase	Oct 15, 2012	Oct 15, 2032	34,274,900	14.587935	500.000.013,33
Jun 16, 2016	Sale	Feb 1, 2005	Feb 1, 2025	98,288	356.096661	35.000.028,61
Jun 16, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	196,576	356.096661	70.000.057,23
Jun 16, 2016	Sale	Feb 1, 2005	Feb 1, 2025	3,470,969	356.09661	1.236.000.294,31
Jun 16, 2016	Sale	Jun 20, 2011	Jun 20, 2026	1,154,910	82.772885	95.595.232,61
Jun 17, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	140,338	356.283473	50.000.110,03
Jun 17, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	336,811	356.283473	120.000.192,82
Jun 17, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	280,676	356.283473	100.000.220,06
Jun 17, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	112,271	356.283473	40.000.301,79
Jun 17, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	280,676	356.283473	100.000.220,06
Jun 17, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,403,378	356.283473	500.000.387,77
Jun 17, 2016	Sale	Jun 20, 2011	Jun 20, 2026	529,808	82.816308	43.876.742,50
Jun 17, 2016	Sale	Jun 20, 2011	Jun 20, 2026	13,769,340	82.816308	1.140.325.902,39
Jun 20, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	84,159	356.470383	30.000.190,96
Jun 20, 2016	Sale	Feb 1, 2005	Feb 1, 2025	1,318,483	356.470383	470.000.139,98
Jun 20, 2016	Sale	Jun 20, 2011	Jun 20, 2021	2,534,403	82.859756	210.000.014,18
Jun 21, 2016	Sale	Feb 1, 2005	Feb 1, 2025	2,944,002	356.657391	1.050.000.072,41
Jun 21, 2016	Sale	Jun 20, 2011	Jun 20, 2021	844,358	82.903225	70.000.001,25
Jun 21, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	2,412,452	82.903225	200.000.050,95
Jun 21, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,429,194	356.844497	510.000.014,04
Jun 23, 2016	Sale	Feb 1, 2005	Feb 1, 2025	196,062	357.031701	70.000.349,36
Jun 23, 2016	Sale	Jun 20, 2011	Jun 20, 2021	494,035	82.990232	41.000.079,26

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Jun 24, 2016	Sale	Feb 1, 2005	Feb 1, 2025	83,983	357.219003	30.000.323,52
Jun 24, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	601,872	357.219003	215.000.115,77
Jun 24, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	270,974,153	1.660675	450.000.001,53
Jun 24, 2016	Sale	Jun 20, 2011	Jun 20, 2026	219,790,146	1.660675	365.000.000,70
Jun 24, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	1,445,196	83.033769	120.000.070,82
Jun 27, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	69,949	357.406404	25.000.220,55
Jun 27, 2016	Sale	Feb 1, 2005	Feb 1, 2025	2,504,153	357.406404	895.000.318,79
Jun 27, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	240,739,649	1.661546	400.000.000,83
Jun 27, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	12,036,983	1.661546	20.000.000,95
Jun 27, 2016	Sale	Jun 20, 2011	Jun 20, 2021	1,685,177	83.07733	140.000.005,73
Jun 28, 2016	Sale	Feb 1, 2005	Feb 1, 2025	978,764	357.593903	350.000.038,87
Jun 28, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	270,690,044	1.662418	450.000.001,56
Jun 28, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	90,230,015	1.662418	150.000.001,07
Jun 29, 2016	Sale	Feb 1, 2005	Feb 1, 2025	279,501	357.7815	100.000.287,03
Jun 29, 2016	Sale	Feb 1, 2005	Feb 1, 2025	226,396	357.7815	81.000.300,47
Jun 29, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,358,371	357.7815	486.000.013,93
Jun 29, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	390,791,745	1.66329	650.000.001,54
Jun 29, 2016	Sale	Jun 20, 2011	Jun 20, 2026	192,389,782	1.66329	320.000.000,50
Jun 29, 2016	Sale	Jun 20, 2011	Jun 20, 2021	1,683,411	83.164519	140.000.066,09
Jun 30, 2016	Sale	Feb 1, 2005	Feb 1, 2025	522,392	357.969196	187.000.244,23
Jun 30, 2016	Sale	Feb 1, 2005	Feb 1, 2025	502,837	357,969196	180.000.156,60
Jun 30, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	300,451,519	1.664162	500.000.000,76
Jun 30, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	48,072,243	1,664162	80.000.000,05
Jun 30, 2016	Sale	Jun 20, 2011	Jun 20, 2021	1,442,167	83.208148	120.000.045,17
Jul 1, 2016	Sale	Feb 1, 2005	Feb 1, 2025	672,890	358.15699	241.000.257,00
Jul 1, 2016	Sale	Feb 1, 2005	Feb 1, 2025	237,327	358.15699	85.000.323,96
Jul 1, 2016	Sale	Feb 1, 2005	Feb 1, 2025	1,828,807	358.15699	655.000.010,41
Jul 1, 2016	Sale	Jun 20, 2011	Jun 20, 2026	66,064,678	1.665035	110.000.001,13
Jul 1, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	330,323,387	1.665035	550.000.000,67
Jul 1, 2016	Sale	Jun 20, 2011	Jun 20, 2021	1,441,411	83.2518	120.000.060,28
Jul 4, 2016	Sale	Feb 1, 2005	Feb 1, 2025	306,967	358.344883	110.000.053,69
Jul 4, 2016	Sale	Feb 1, 2005	Feb 1, 2025	251,155	358.344883	90.000.109,08
Jul 4, 2016	Sale	Feb 1, 2005	Feb 1, 2025	837,183	358,344883	300.000.244,18

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Jul 4, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	330,150,087	1.665909	550.000.001,28
Jul 4, 2016	Sale	Jun 20, 2011	Jun 20, 2026	150,068,222	1.665909	250.000.001,64
Jul 4, 2016	Sale	Jun 20, 2011	Jun 20, 2021	600,273	83.295474	50.000.024,06
Jul 5, 2016	Sale	Feb 1, 2005	Feb 1, 2025	167,349	358.532874	60.000.117,93
Jul 5, 2016	Sale	Feb 1, 2005	Feb 1, 2025	418,372	358.532874	150.000.115,56
Jul 5, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	1,896,619	358.532874	680.000.260,95
Jul 5, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	329,976,968	1.666783	550.000.000,65
Jul 5, 2016	Sale	Jun 20, 2011	Jun 20, 2026	266,981,365	1.666783	445.000.000,49
Jul 5, 2016	Sale	Jun 20, 2011	Jun 20, 2021	419,971	83.339172	35.000.035,40
Jul 6, 2016	Sale	Feb 1, 2005	Feb 1, 2025	111,508	358.720964	40.000.257,25
Jul 6, 2016	Sale	Feb 1, 2005	Feb 1, 2025	278.,69	358.720964	100.000.284,41
Jul 6, 2016	Sale	Feb 1, 2005	Feb 1, 2025	864,182	358.720964	310.000.200,11
Jul 6, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	299,821,846	1.667657	500.000.000,23
Jul 6, 2016	Sale	Jun 20, 2011	Jun 20, 2026	137,918,050	1.667657	230.000.001,50
Jul 6, 2016	Sale	Jun 20, 2011	Jun 20, 2021	239,858	83.382893	20.000.053,94
Jul 7, 2016	Sale	Feb 1, 2005	Feb 1, 2025	55,725	358.909153	20.000.212,55
Jul 7, 2016	Sale	Feb 1, 2005	Feb 1, 2025	111,449	358.909153	40.000.066,19
Jul 7, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	320,416	358.909153	115.000.235,16
Jul 7, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	269,698,154	1.668532	450.000.000,28
Jul 7, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	119,865,847	1.668532	200.000.001,42
Jul 7, 2016	Sale	Jun 20, 2011	Jun 20, 2021	719,195	83.426636	60.000.019,47
Jul 8, 2016	Sale	Feb 1, 2005	Feb 1, 2025	139,238	359.09744	50.000.009,35
Jul 8, 2016	Sale	Feb 1, 2005	Feb 1, 2025	250,629	359.09744	90.000.232,28
Jul 8, 2016	Sale	Feb 1, 2005	Feb 1, 2025	1,294,914	359.09744	465.000.302,42
Jul 8, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	209,655,285	1.669407	350.000.000,36
Jul 8, 2016	Sale	Jun 20, 2011	Jun 20, 2026	173,714,379	1.669407	290.000.000,30
Jul 8, 2016	Sale	Jun 20, 2011	Jun 20, 2021	359,409	83.470403	30.000.014,07
Jul 11, 2016	Sale	Feb 1, 2005	Feb 1, 2025	250,497	359.285826	90.000.021,55
Jul 11, 2016	Sale	Feb 1, 2005	Feb 1, 2025	500,994	359.285826	180.000.043,11
Jul 11, 2016	Sale	Feb 1, 2005	Feb 1, 2025	528,827	359.285826	190.000.045,50
Jul 11, 2016	Sale	Jun 20, 2011	Jun 20, 2026	11,974,019	1.670283	20.000.000,37
Jul 11, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	239,481	83.514192	20.000.062,21
Jul 12, 2016	Sale	Feb 1, 2005	Feb 1, 2025	69,546	359.474311	25.000.000,43

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Jul 12, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	278,184	359.474311	100.000.001,73
Jul 12, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	55,637	359.474311	20.000.072,24
Jul 13, 2016	Sale	Feb 1, 2005	Feb 1, 2025	83,412	359.662895	30.000.201,39
Jul 13, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	2,863,793	359.662895	1.030.000.081,06
Jul 13, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	119,614,650	1.672036	200.000.000,92
Jul 13, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	47,845,860	1.672036	80.000.000,37
Jul 13, 2016	Sale	Jun 20, 2011	Jun 20, 2021	239,230	83.60184	20.000.068,18
Jul 14, 2016	Sale	Feb 1, 2005	Feb 1, 2025	194,525	359.851578	70.000.128,21
Jul 14, 2016	Sale	Feb 1, 2005	Feb 1, 2025	138,947	359.851578	50.000.297,20
Jul 14, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	277,893	359.851578	100.000.234,56
Jul 14, 2016	Sale	Jun 20, 2011	Jun 20, 2026	257,036,678	1.672913	430.000.000,10
Jul 14, 2016	Sale	Jun 20, 2011	Jun 20, 2021	597,760	83.645698	50.000.052,43
Jul 15, 2016	Sale	Feb 1, 2005	Feb 1, 2025	111,099	360.040359	40.000.123,84
Jul 15, 2016	Sale	Feb 1, 2005	Feb 1, 2025	277,747	360.040359	100.000.129,59
Jul 15, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	23,897,847	1.673791	40.000.001,22
Jul 15, 2016	Sale	Jun 20, 2011	Jun 20, 2021	1,075,403	83.689579	90.000.024,32
Jul 18, 2016	Sale	Feb 1, 2005	Feb 1, 2025	305,362	360.22924	110.000.321,18
Jul 18, 2016	Sale	Feb 1, 2005	Feb 1, 2025	222,081	360.22924	80.000.069,84
Jul 18, 2016	Sale	Feb 1, 2005	Feb 1, 2025	138,801	360.22924	50.000.178,74
Jul 18, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	220,939,183	1.674669	370.000.000,65
Jul 18, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	89,569,939	1.674669	150.000.000,17
Jul 18, 2016	Sale	Jun 20, 2011	Jun 20, 2026	23,885,318	1.674669	40.000.001,60
Jul 19, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	277,456	360.41822	100.000.197,64
Jul 19, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	277,456	360,41822	100.000.197,64
Jul 19, 2016	Sale	Feb 1, 2005	Feb 1, 2025	471,675	360.41822	170.000.263,91
Jul 19, 2016	Purchase	Jun 20, 2011	Jun 20, 2021	2,745,371	83.777411	230.000.074,61
Jul 20, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	23,860,270	1.676427	40.000.000,85
Jul 20, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	271,543,180	1.676427	455.222.318,61
Jul 21, 2016	Sale	Feb 1, 2005	Feb 1, 2025	692,912	360.796477	250.000.208,47
Jul 21, 2016	Sale	Jun 20, 2011	Jun 20, 2026	238,477,655	1.677306	400.000.001,59
Jul 22, 2016	Sale	Feb 1, 2005	Feb 1, 2025	2,770,193	360.985755	1.000.000.211,60
Jul 25, 2016	Sale	Feb 1, 2005	Feb 1, 2025	553,748	361.175131	200.000.006,44
Jul 25, 2016	Sale	Jun 20, 2011	Jun 20, 2026	119,113,841	1.679066	200.000.000,55

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Jul 26, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	618,855	361.364608	223.632.294,48
Jul 27, 2016	Purchase	Feb 1, 2005	Feb 1, 2025	995,702	361.554183	360.000.223,12
Jul 27, 2016	Purchase	Jun 20, 2011	Jun 20, 2026	142,786,685	1.680829	240.000.000,96

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Descriptive Memorandum of Properties of the HSBC Bank

Descriptive Memorandum of Properties to be Incorporated to the Equity
of Banco Bradesco S.A.
Properties of the HSBC Bank Brasil S.A. - Banco Múltiplo - Properties Not in Use
Balance Sheet - Base Date Jul 31, 2016
City	State	Description of the Property	Record	Register Office	Book Value

São Paulo	SP

Rights over 117 onerous assignment deeds of graves located at quadra 23, setor 2, in the Morumby Cemetery, in the city and state of São Paulo, numbered 1753 to1788; 1794 to 1800; 1901 to 1908; 1944 to 1994; 1996 to 2000; 8199 to 8202 and 8216 to 8221.

R$ 1,485,900.00
Rio de Janeiro	RJ

Apartment no. 903 located at Rua São Francisco Xavier, 856, Cond Maria Nazareth, with right over parking space no. 6, in the city and state of Rio de Janeiro, described and characterized in the property's registration.

			Registration 28.861	1St Real Estate Registry Office of Rio de Janeiro/RJ	R$ 222,100.00
São Paulo	SP	House located at Rua Ferdinando Frantz nº 79 , Bairro Campo Grande, in the city and state of São Paulo, described and characterized in the property's registration.	Registration 90.477	11Th Real Estate Registry Office of São Paulo/SP	R$ 121,811.07
Montividiu	GO	House located at Rua Raimundo Luiz Cruvinel, Quadra 08 Lote 03 ,Vila Santa Luzia, in the city of Montividiu, state of Goiás, described and characterized in the property's registration.	Registration 1.202	Real Estate Registry Office of Montividiu/GO	R$ 75,000.00
Rondonópolis	MT	House located at Rua Campo Grande,nº 1558 ,Jardim Tropical, in the city of Rondonópolis, state of Mato Grosso, described and characterized in the property's registration.	Registration 13.914	Real Estate Registry Office of Rondonópolis/MT	R$ 62,205.92
Ribeirão Preto	SP	House located at Rua Stefano Baruffi, nº 1270, Jardim Zara, in the city of Ribeirão Preto, state of São Paulo, described and characterized in the property's registration.	Registration 70.486	2Nd Real Estate Registry Office of Ribeirão Preto/SP	R$ 162,084.85
Realeza	PR	House located at Rua Inglaterra, nº 2728, Casa 03, Edif. Resid. Primavera, Centro, in the city of Realeza, state of Paraná, described and characterized in the property's registration.	Registration 21.253	Real Estate Registry Office of Realeza/PR	R$ 81,659.04
São Paulo	SP	House located at Rua Piave, nº 150,Vila Inah, in the city and state of São Paulo, described and characterized in the property's registration.	Registration 12.354	18Th Real Estate Registry Office of São Paulo/SP	R$ 1,103,091.88
Santo André	SP	Apartment located at Rua Frei Caneca, nº 14, Apto 42, Ed Mont Blanc, Vila São Pedro, in the city of Santo André, state of São Paulo, described and characterized in the property's registration.	Registration 53.033	2Nd Real Estate Registry Office of Santo André/SP	R$ 119,000.00

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São Paulo	SP	House located at Rua Brigadeiro Eloy Pessoa, Jardim Pedreira, in the city and state of São Paulo, described and characterized in the property's registration.	Registration 266.960	11Th Real Estate Registry Office of São Paulo/SP	R$ 548,574.66
Belo Horizonte	MG	Apartment located at Rua Consul Walter, nº 188, Apto 502 , Edifício Modena, Buritis, in the city of Belo Horizonte, state of Minas Gerais, described and characterized in the property's registration.	Registration 115.080	1St Real Estate Registry Office of Belo Horizonte/MG	R$ 396,005.65
São Paulo	SP	Apartment located at Rua Alba, nº 150, Apto 126 , Condomínio Ville DFrance , Parque Jabaquara, in the city and state of São Paulo, described and characterized in the property's registration.	Registration 161.672	8Th Real Estate Registry Office of São Paulo/SP	R$ 292,727.51
Piracicaba	SP

Apartment located at Av Saldanha Marinho, nº 2030, Apto 61, Edificio Independência, Dos Alemães, in the city of Piracicaba, state of São Paulo, described and characterized in the property's registration.

			Registration 68.685	1St Real Estate Registry Office of Piracicaba/SP	R$ 222,742.11
Cachoeira do Sul	RS	House located at Rua Ismael Pereira, nº 965, Bairro Oliveira, in the city of Cachoeira do Sul, state of Rio Grande do Sul, described and characterized in the property's registration.	Registration 31.559	1St Real Estate Registry Office of Cachoeira do Sul/RS	R$ 66,000.11
Bauru	SP	Urban sites located at Rua Bel-Air, prolongamento da Rua Sorocabana, Jardim Estoril, in the city of Bauru, state of São Paulo, described and characterized in the property's registration.	Registrations 98804, 98805, 98806, 98807, 98808	1St Real Estate Registry Office of Bauru/SP	R$ 6,630,000.00
Campinas	SP	Urban sites located at Rua Martinho Calsavara, nº 296, Bairro Swift, in the city of Campinas, state of São Paulo, described and characterized in the property's registration.	Registrations 93158, 92269, 92270, 92271, 92272, 92751, 15178, 15179, 187016	3Rd Real Estate Registry Office of Campinas/SP	R$ 15,596,200.00
Jundiaí	SP

Industrial Shed and respective site located at Rua Antonio Chirsti, nº 120, esquina com Rua Antonio Ovidio Rodrigues, Lotes "1" e "2" Quadra "B" ,Parque Industrial Jundiaí III, in the city of Jundiaí, state of São Paulo, described and characterized in the property's registration.

			Registration 106.436	1St Real Estate Registry Office of Jundiaí/SP	R$ 6,500,000.00
Itaboraí	RJ

Rua 35, lots 2002 to 2006 and Rua Darly Bosco (former Rua 20), lots 2013 to 2018, Bairro Joaquim de Oliveira, Outeiro das Pedras, expansion of the urban area of the first district of Itaboraí - RJ, described and characterized in the property's registration.

			Registrations 6539, 17574, 17576, 24258, 24260, 24262, 24264, 33493, 33494, 33495, 33496	1St Real Estate Registry Office of Itaboraí/RJ	R$ 1,195,000.00
Cabo Frio	RJ

Lot located at Orla 500 - Praia de Unamar. Rua 26, nº 306 (lt. 05 - qd. 29 ). Rodovia Amaral Peixoto, km 129,5, in the city of Cabo Frio, state of Rio de Janeiro, described and characterized in the property's registration.

			Registration 26.595	1St Real Estate Registry Office of Cabo Frio/RJ	R$ 14,839.81
Paraguaçu Paulista	SP	House located at Rua Faustino Dias Paião, 25 (lt. 18-A - qd. 61), Bairro Vila Nova, in the city of Paraguaçu Paulista, state of São Paulo, described and characterized in the property's registration.	Registration 18.538	Paraguaçu Paulista - SP	R$ 13,752.77
Total Book Value					R$ 34,908,695.38

Back to indexã Page 79 in 134

Descriptive Memorandum of Properties to be Incorporated to the Equity
of Banco Bradesco S.A.
Properties of the HSBC Bank Brasil S.A. - Banco Múltiplo - Properties for Use
Balance Sheet - Base Jul 31, 2016
City	State	Description of the Property	Record	Register Office	Book Value

Rio Grande	RS	A two-story building located at Rua Marechal Floriano Peixoto, under numbers 287 and 289, in Rio Grande/RS, described and characterized in the property title.	Property Title 73,496	Property Registry of Rio Grande/RS	R$ 296,281.83
São Paulo	SP

Group of Office No. 1-A, located in Jirau, with 11 parking spaces in the building HSBC Tower, located at Rua Jorge Coelho No. 16, also facing Avenida Brigadeiro Faria Lima No. 3064, in São Paulo/SP, described and characterized in the property title.

			Property Title 125,565	4th Property Registry of São Paulo/SP	R$ 949,383.78
São Paulo	SP

Group of Office No. 1-B, located in Jirau, with 11 parking spaces in the building HSBC Tower, located at Rua Jorge Coelho No. 16, also facing Avenida Brigadeiro Faria Lima No. 3064, in São Paulo/SP, described and characterized in the property title.

			Property Title 125,566	4th Property Registry of São Paulo/SP	R$ 899,464.88
São Paulo	SP

Group of Office No. 11, located in the 1st floor, with 39 parking spaces in the building HSBC Tower, located at Rua Jorge Coelho No. 16, also facing Avenida Brigadeiro Faria Lima No. 3064, in São Paulo/SP, described and characterized in the property title.

			Property Title 125,567	4th Property Registry of São Paulo/SP	R$ 4,680,506.16
São Paulo	SP

Group of Office No. 21, located in the 2nd floor, with 39 parking spaces in the building HSBC Tower, located at Rua Jorge Coelho No. 16, also facing Avenida Brigadeiro Faria Lima No. 3064, in São Paulo/SP, described and characterized in the property title.

			Property Title 125,568	4th Property Registry of São Paulo/SP	R$ 4,680,506.16
São Paulo	SP

Group of Office No. 31, located in the 3rd floor, with 39 parking spaces in the building HSBC Tower, located at Rua Jorge Coelho No. 16, also facing Avenida Brigadeiro Faria Lima No. 3064, in São Paulo/SP, described and characterized in the property title.

			Property Title 125,569	4th Property Registry of São Paulo/SP	R$ 4,680,506.16
São Paulo	SP

Group of Office No. 41, located in the 4th floor, with 39 parking spaces in the building HSBC Tower, located at Rua Jorge Coelho No. 16, also facing Avenida Brigadeiro Faria Lima No. 3064, in São Paulo/SP, described and characterized in the property title.

			Property Title 125,570	4th Property Registry of São Paulo/SP	R$ 4,680,506.16

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São Paulo	SP

Group of Office No. 61, located in the 6th floor, with 39 parking spaces in the building HSBC Tower, located at Rua Jorge Coelho No. 16, also facing Avenida Brigadeiro Faria Lima No. 3064, in São Paulo/SP, described and characterized in the property title.

		Property Title 125,571	4th Property Registry of São Paulo/SP	R$ 4,680,506.16
São Paulo	SP

Group of Office No. 71, located in the 7th floor, with 39 parking spaces in the building HSBC Tower, located at Rua Jorge Coelho No. 16, also facing Avenida Brigadeiro Faria Lima No. 3064, in São Paulo/SP, described and characterized in the property title.

		Property Title 125,572	4th Property Registry of São Paulo/SP	R$ 4,680,506.16
São Paulo	SP

Group of Office No. 81, located in the 8th floor, with 39 parking spaces in the building HSBC Tower, located at Rua Jorge Coelho No. 16, also facing Avenida Brigadeiro Faria Lima No. 3064, in São Paulo/SP, described and characterized in the property title.

		Property Title 125,573	4th Property Registry of São Paulo/SP	R$ 4,680,506.16
São Paulo	SP

Group of Office No. 91, located in the 9th floor, with 39 parking spaces in the building HSBC Tower, located at Rua Jorge Coelho No. 16, also facing Avenida Brigadeiro Faria Lima No. 3064, in São Paulo/SP, described and characterized in the property title.

		Property Title 125,574	4th Property Registry of São Paulo/SP	R$ 4,680,506.16
São Paulo	SP

Group of Office No. 101, located in the 10th floor, with 39 parking spaces in the building HSBC Tower, located at Rua Jorge Coelho No. 16, also facing Avenida Brigadeiro Faria Lima No. 3064, in São Paulo/SP, described and characterized in the property title.

		Property Title 125,575	4th Property Registry of São Paulo/SP	R$ 4,680,506.16
São Paulo	SP

Group of Office No. 51, located in the 5th floor, with 39 parking spaces in the building HSBC Tower, located at Rua Jorge Coelho No. 16, also facing Avenida Brigadeiro Faria Lima No. 3064, in São Paulo/SP, described and characterized in the property title.

		Property Title 120,578	4th Property Registry of São Paulo/SP	R$ 4,680,506.16
Pelotas	RS

Unit No. 151 of Praça Coronel Pedro Osório, located on the ground floor or 1st floor of the commercial sector called Praça XV Shopping Center, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,748	2nd Property Registry of Pelotas/RS	R$ 582,781.70
Pelotas	RS

Parking Box No. 180, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,750	2nd Property Registry of Pelotas/RS	R$ 7,974.04
Pelotas	RS

Parking Box No. 181, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,751	2nd Property Registry of Pelotas/RS	R$ 7,974.04
Pelotas	RS

Parking Box No. 182, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,752	2nd Property Registry of Pelotas/RS	R$ 7,974.04

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Pelotas	RS

Parking Box No. 183, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,753	2nd Property Registry of Pelotas/RS	R$ 7,974.04
Pelotas	RS

Parking Box No. 184, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,754	2nd Property Registry of Pelotas/RS	R$ 7,974.04
Pelotas	RS

Parking Box No. 185, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,755	2nd Property Registry of Pelotas/RS	R$ 7,974.04
Pelotas	RS

Parking Box No. 186, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,756	2nd Property Registry of Pelotas/RS	R$ 7,974.04
Pelotas	RS

Parking Box No. 188, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,757	2nd Property Registry of Pelotas/RS	R$ 7,974.04
Pelotas	RS

Parking Box No. 191, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,758	2nd Property Registry of Pelotas/RS	R$ 7,974.04
Pelotas	RS

Parking Box No. 194, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,759	2nd Property Registry of Pelotas/RS	R$ 7,974.04
Pelotas	RS

Parking Box No. 197, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,760	2nd Property Registry of Pelotas/RS	R$ 7,974.04
Pelotas	RS

Parking Box No. 200, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,761	2nd Property Registry of Pelotas/RS	R$ 7,974.04

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Pelotas	RS

Parking Box No. 187, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,762	2nd Property Registry of Pelotas/RS	R$ 7,974.04
Pelotas	RS

Parking Box No. 189, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,763	2nd Property Registry of Pelotas/RS	R$ 7,974.04
Pelotas	RS

Parking Box No. 190, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,764	2nd Property Registry of Pelotas/RS	R$ 7,974.04
Pelotas	RS

Parking Box No. 192, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,765	2nd Property Registry of Pelotas/RS	R$ 7,974.04
Pelotas	RS

Parking Box No. 195, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,766	2nd Property Registry of Pelotas/RS	R$ 7,974.04
Pelotas	RS

Parking Box No. 196, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,767	2nd Property Registry of Pelotas/RS	R$ 7,974.04
Pelotas	RS

Parking Box No. 198, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,768	2nd Property Registry of Pelotas/RS	R$ 7,974.04
Pelotas	RS

Parking Box No. 199, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,769	2nd Property Registry of Pelotas/RS	R$ 7,974.04
Pelotas	RS

Parking Box No. 201, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,770	2nd Property Registry of Pelotas/RS	R$ 7,974.04

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Pelotas	RS

Parking Box No. 202, located on the 1st basement of the commercial sector called Garagem Praça XV, registered under No. 153 of Praça Coronel Pedro Osório, part of the Edifício Torre Central Park in Pelotas/RS, described and characterized in the property title.

		Property Title 37,771	2nd Property Registry of Pelotas/RS	R$ 2,031.10
Curitiba	PR

Plot under No. 46/47, block center, of Luiz Nogarolli off-plan, located in Barigui de São Nicolau, facing the street Pedro N. Pizzatto, in Curitiba/PR, described and characterized in the property title.

		Property Title 45,449	Property Registry of the 1st District of Curitiba/PR	R$ 816,000.00
Curitiba	PR

Land consisting of lots No. 1740 to 1777 of the Vila Guaíra off-plan, in this City, with a total area of 12,260.00m², with 137.10m facing Avenida Presidente Kennedy; 94.30m facing Rua Goiaz; 139.80m facing Rua Maranhão and 94.50m facing Rua Acre, with two masonry buildings, one with 9,192.00m² built-up area and another with 4,561.00m² area.

		Property Title 18,188	Official Property Registry of the 5th District of Curitiba-PR	R$ 48,528,026.62
Aracaju	SE

A freehold land, located at Rua Pacatuba, in the corner of Rua Estância, with 35.00 meters facing Northwest (Rua Pacatuba); with 71.00 meters front (Southwest); with 32.20 meters side (Southeast) , and 73.00 meters side (Northeast in two segments, the 1st with 19.85 meters, starting in the Northwest front and heading Northwest/Southeast; and the 2nd with 53.15 meters, with a small deflection heading Northwest/ Southeast, until it meets the line of the southeast side, with a total area of 2,402.40m². Confined to the Northwest with Rua Pacatuba, to the Southwest with Rua Estância, to the Northeast with the headquarters of the Labor Court and to the Southeast with Edifício Ivo do Prado.

		Property Title No. 13,872	Official Property Registry of the 4th District of Aracaju-SE	R$ 5,519,800.00
São Paulo	SP

Land located in Sub district 29 - Santo Amaro, on the right side of those coming from Avenida Washington Luiz, with an area of 1,120.61m², which the improvement is built with total of 468.77m² built area.

		Property Title No. 170,536	11th Official Property Registry of São Paulo/SP	R$ 3,590,933.38

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Vilhena	RO

URBAN LOT No. 22- Unification of Lots 22 and 23- of Block 11 (eleven), sector 01 (one), with the following characteristics, limits and boundaries: in the municipality of Vilhena, with an area of 843.46 m² (eight hundred forty-three square meters and forty-six centimeters); perimeter: 117.02m. Boundaries: North: back - part of lot 24, with 25.59m; South: front – Av. Major Amarante, with 25.86 m; East: left- Part of Lot 21, with 33.37m; West: right - Rua Costa e Silva, with 32.20m. Odd side. Is distant from the nearest corner: Corner lot." Listed in the improvement property with 359,92 m² built area.

		Property Title No. 6,336	Property Registry of the District of Vilhena/RO	R$ 1,230,526.62
São Paulo	SP

Property located in the City of São Paulo, State of São Paulo, at Estrada de Itapecerica da Serra, No. 3723; object of the, thus identified: "HOUSE located at Estrada de Itapecerica da Serra, No. 3723, former Estrada de Circuito de Itapecerica da Serra and Rua Marcelo Fichini, former Rua B, lots 7, 8 and 9 of block A in Capelinha neighborhood, 29th Sub district of Santo Amaro, with its front measuring 30m facing Estrada de Itapecerica da Serra; with its right side measuring 80m (right side for the persons inside the building looking at the road), partially facing the house No. 3713 of the said road and partially facing house of No. 17 of Rua Marcelo Fichini; with its left side measuring 80,30m, facing house No. 3751 of the said road; with its back measuring 30m facing Rua Marcelo Fichini, enclosing the area of 2,400.00 m².

		Property Title No. 67,044	11th Official Property Registry of São Paulo	R$ 3,659,466.62
Araguaina	TO

Property at Av. Cônego João Lima; object of the, thus identified: "Lot No. 04 of Block No. 18, located at Av. Cônego João Lima, in this city, with an area of 1,200.00m², with its front measuring 15.00m and facing Av. Cônego Eugênio Lima, with its back measuring 15.00m and bordering Rua Gaúcho, with its right side measuring 80.00m and bordering lots (5 and 12); and with its left side measuring 80.00m and bordering lots (3 and 14) A commercial building is listed with 543.75m² of built area.

		Property Title No. 19,368	Official Property Registry of Araguaína-TO	R$ 1,888,000.00
Caçador	SC

Property at Av. Barão do Rio Branco; object of the, this identified, "Urban Land, with an area of 800.00m², located in this city, on the even side of Avenida Barão do Rio Branco, with 20.00 meters; with its back of 20.00 meters facing Rua Emílio Joaquim; with its right side of 40.00 meters facing Ney Douglas Bello; with its left side of 40.00 meters facing Caixa Econômica Federal S/A, Valdemar Fabiani, Plínio Fabiani and Antônio Fabiani.". Listed in the improvement property with 1,024.80m² area.

		Property Title No. 5,380	Official Property Registry of Caçador-SC	R$ 2,030,600.00

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Cachoeiro de Itapemirin	ES

Property located in Praça Jerônimo Monteiro, No. 12; thus identified: "An area of land with 716.00m², with its front measuring 18.30m, with its back measuring 10.10m, with its left side measuring 39.20m and the right side in a line broken into three segments: the first starting from the front line, with 24.90m, the second with 8.30m, and the third with 13.40m up until the back, and the 3 floors built on it, located in the Praça Jerônimo Monteiro, No. 12, in this city, with its front facing Praça Jerônimo Monteiro, its back facing Guilherme Guimarães, its right side facing Lesqueves & Cia and Syllas Hemerly and its left side facing Banco Nacional S/A”

		Property Title No. 20,165	Official Property Registry of Cachoeiro de Itapemirim-ES	R$ 3,842,266.62
Campo Grande	MS

Property located at Rua Dom Aquino, No. 1663; thus identified: "Plot determined by No. 60 of Rua Dom Aquino, in this city, with its front measuring 18.60 meters and facing the said street, with 60.00 meters from front to back and total area of 1,116.00m², limited within: North with the properties of Antônio and Simão Abrão and Abrão José Neto; South: with the Rua Dom Aquino; East: with the property of Kosin Tibana; and West: with the property of Mr. José Giordano or to those entitled.". An improvement property is listed with 3,565.26m² of built area

		Property Title No. 13,683	Official Property Registry of the 1th District of Campo Grande-MS	R$ 11,281,426.62
Manaus	AM

Land located at Rua Doutor Moreira, No. 226, also facing Avenida Floriano Peixoto, No. 247, second district of this city, with an area of 1,352.77m², perimeter of 219.93m, improvement property listed with a built area of 2,448.14m².

		Property Title No. 11,580	2nd Official Property Registry of Manaus-AM	R$ 8,547,933.38
Matozinhos	MG

Property located in Praça Bom Jesus, No. 118; thus identified: "A commercial room with 320.56m² of built area plus an additional area of 104.16m², totaling the first pavement of Ed. Léon Denis, with its respective undivided fraction in the plot of 0.562, this with the area of 435.00m², located at Praça Bom Jesus, No. 118, in the urban area of the city and county of Matozinhos, and the lot has the following general boundaries: front facing the said Praça Bom Jesus; right side facing the estate of Alcino Gonçalves Cotta; the left side facing the estate of Daniela Brasil Cavalcanti de Andrade; and the back acing the estate of Maria Teresa Barbosa or its successors.". The improved property is listed with a built area of 702.02m²

		Property Title No. 7,978	Official Property Registry of Matozinhos-MG	R$ 819,866.62

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São Paulo	SP

Property located in Avenida Maracatins, No. 484; thus identified: "A building and its land measuring 20,00m of front and 40,00m from front to back, on both sides, and the back with the same width as the front, with an area of 800,00m², with its right side facing, on the perspective of a person on the street looking at the property, with the Rua Divino Salvador (corner); its left side facing building No. 450 of the Cia Territorial Paulista S/A, and its back facing building No. 66 of Rua Divino Salvador.

		Property Title No. 5240	14th Official Property Registry of São Paulo/SP	R$ 8,526,300.00
Belem	PA

Property at Av. Pedro Miranda, No. 1772; thus identified: "Land at Avenida Pedro Miranda, between Angustura and Lomas Valentinas cross streets, with its back facing Avenida Marquês de Herval, measuring all the lot, before comprising two distinct others and currently comprising one whole 15.55m front and back, the right side with 52.00m, the left side with 50.00m, and the back line consists of three elements; the first with 5.50m, the second with 2.00m and third with 10.05m, respectively, totaling an area of 797,60m², facing on the right a nondenominational village, on the left a unnumbered property and on the back with those entitled to.

		Property Title No. 235	2nd Official Property Registry of Belém-PA	R$ 1,848,133.38
Pinhais	PR

Property located at Rua Jacob Macanhan, No. 34; thus identified: "Land with a total area of 2,561.22m², arising from the unification of Lot 1-B, resulting from the subdivision of lot No. 1, 2-B-1, derived from the unification of lots 02 to 5 and 06-A, arising from the subdivision of lot No. 6, all of Plan-Off Vila Progresso, with the following characteristics: measuring 75.40m facing Rua Jacob Macanhan in 2 lines, the first with 47.03m and the second with 28.37m, the right side of the street, from the perspective of a person on the said street looking at the property, measures 44.00m and borders with Rodovia PR-415 (corner), on the left measures 21.77m and borders with Rua Nicarágua (corner); and the back has 3 lines that measure 88.20m, the first with 32.20m, the second with 14.00m and the third with 42.00m, limiting lots 7 and 8, containing a unit in masonry unit for bank office purposes, with 506.34m² of area

		Property Title No. 44	Official Property Registry of Pinhais-PR	R$ 2,293,920.00

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São Paulo	SP

Property at Av. Benedito de Andrade, No. 135 and 141; thus identified, "building on Av. Benedito de Andrade No. 135 and 141 at Jardim São José, 31th Sub district - Pirituba, with its land measuring 30.60m facing the said avenue, with 35,70m from the front to the back, from the perspective of a person on the right side of the avenue looking at the property, bordering lot 4; 40.50m on the left side, which faces property of lanifício Pirituba S/A, and with back width of 31.80m in two lines, one of 20.60m and another of 11.20m, facing lots 12, 13, 14 and 15, enclosing the area of 1.191,00m².". The improvement property is listed with a built area of 793.82m²

		Property Title No. 42,958	16th Official Property Registry of São Paulo/SP	R$ 4,206,666.62
Quirinopolis	GO

Property located at Rua Herculano Costa, corner with Av. Brasil; thus identified: "Urban plot of land with an area of 1,276.64m² with improvements, identified by Lot 14 of Block 57, located at Rua Herculano Costa corner with Av. Brasil, in the limits and boundaries: Front of 31.60m facing Rua Herculano Costa (former Rua Rio Verde); 40.40m facing Av. Brasil; left side, sharing of 40.40m with João Alberto Xavier Jayme; in the back, sharing with Jerome Vieira de Moraes, in 34,60m².". The improvement property is listed with a built area of 351.36m²

		Property Title No. 12,033	Official Property Registry of Quirinopolis-GO	R$ 1,020,600.00
Rondonopolis	MT

Property located at Avenida Amazonas; thus identified: "An area of land with 462,00m², lot No. 01 of Block 16, in the urban area of this city, shaped like a regular polygon, within the following limits, measures and boundaries: Front with 21.00m facing Avenida Amazonas; right side with 22.00m facing Rua Arnaldo Estevam; left side with 22.00m facing lot 2-C (Alberto Correa Leite or successors) and back with 21.00m facing the land of Irmãs Franciscanas.". The improvement property is listed with a built area of 810.87m²

		Property Title No. 42,380	1st Official Property Registry of Rondonópolis-MT	R$ 2,380,800.00
São Bernardo do Campo	SP

Property located at Rua Marechal Deodoro; thus identified: "A land facing Rua Marechal Deodoro, described as follows: starting from point A, crossing Banco América do Sul S/A, goes towards point B, with an extension of 24.00m, turns left and goes in the direction of point C, with an extension of 107.50m, crossing the property of Lavínia Rudge Ramos Gomes, turns left and goes in the direction of point D, with an extension of 23.88m, crossing Av. Brigadeiro Faria Lima, turns left and goes in the direction of point A, with an extension of 105.71m, crossing Banco América do Sul, reaching the starting point of the description, with a total area of 2,552.12m².". The improvement property is listed with a built area of 1,463.65m²

		Property Title No. 47932	1th Official Property Registry of São Bernardo do Campo-SP	R$ 10,575,266.62

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Goias	GO

Property at Av. Goiás, Central Sector; thus identified: "Lot No. 174/176 of Block No. 127, located at Av. Goiás, in the Central Sector, with an area of 1,192.50m², with its front of 30.00m facing Av. Goiás; with its back of 30.00m being shared with lots No. 61 and 63; with its right side of 39.75m being shared with lot No. 178; and with its right side of 39.75m being shared with lot No. 172. Improvements: A brick house and a commercial building with area of 823.00m

		Property Title No. 50216	Official Property Registry of the 2nd District of Goiânia-GO	R$ 3,157,733.38
São Paulo	SP

Property located at Rua Salvador Gianetti; thus identified: "A land located at Rua Salvador Gianetti, Lot No. 19 of Block 199 in the Guaianazes district, with an area of 658,00m², begins on Rua Princesa Isabel on the border of the 1st plot of João de Iorio; goes in the direction 34º45'NE with 56.00m, up to Rua Salvador Gianetti, then left facing this street, measuring 14.50m; then left, crossing Tomás S. Mendonça, goes in the direction 30º SO with 48.00m, crossing Jorge de Sousa; then left, crossing the said Jorge de Sousa, with a distance of 6.00m; from that point and still crossing Jorge de Sousa, turns right and follows a distance of 15.00m, up until Rua Princesa Isabel; then left, facing this street, measures 6.00m, up until the starting point. " The improvement property is listed with a built area of 469.51m²

		Property Title No. 8494	7th Official Property Registry of São Paulo/SP	R$ 2,656,866.62
Curitiba	PR

Land consists of the unification of lots No. 140, 141 and 163 of Block No. 9, Cajuru I Plan-Off, of Vila Cajuru, without improvements, with its front measuring 36.20m facing BR-116, at the corner of Rua Gov. Agamenon Magalhães, where it measures 41.00m; having, at its opposite side, the BR-116, 36.00m facing Lot No. 142 (Property No. 29); and, at the opposite side of Rua Gov. Agamenon Magalhães it measures 39.00m, facing property No. 665; with a total area of 1,420.20m². ". The improvement property is listed with a built area of 518.55m²

		Property Title No. 5,274	Official Property Registry of the 3rd District of Curitiba-PR	R$ 2,240,333.38
Cuiabá	MT

Plot of land with a total area of 883.87m²; having an overrun area of 51.54m² and a taxed area, already demarcate property of 825.14m² and 58.73m² of land of vacant area, occupied by the demarcate. LIMITS: 35.00m to Av. Presidente Vargas; 25.35m to Rua Barão de Melgaço; 34.00m with Banco Itaú S/A; 23.10m with Mary Affi Vaz Curvo. Total Area of 883.87m² ". The improvement property is listed with a built area of 1,819.50m²

		Property Title No. 7,212	Official Property Registry of the 1th District of Cuiabá-MT	R$ 5,824,133.38

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Cotia	SP

A building and its grounds, located at Rua Senador Feijó, No. 67 and Rua Lopes Camargo, No. 14, in this city and region of Cotia-SP. The building consists of commercial part with a room that measures 226.21m² and basement with 76.00m² and residential part with ground measuring 50.60m² and top with 50.60m², with a total built area of 403.41m², with the land measuring 28.00m from front to back, with 10.90m facing Rua Senador Feijó, enclosing the area of 320.20m², sharing one side with Augusto Coelho Costa or successors; another with Joaquim Pereira Leite or successors, and the back with Rua Lopes Camargo, former Rua da Penha

		Property Title No. 15,569	Official Property Registry of Cotia-SP	R$ 1,859,000.00
Araçatuba	SP

Property located in the City of Araçatuba, State of São Paulo, at Rua Tiradentes and Rua Carlos Gomes. A land area of 1,565.68 square meters, with its front facing Rua Tiradentes and Rua Carlos Gomes, located in the urban area of this city of Araçatuba.

		Property Title No. 47,883	Official Property Registry of Araçatuba-SP	R$ 5,014,533.38
Curitiba	PR

Land constituted by Gleba A-5, of portion IV of the Plan-Off of Herdeiros de Francisco Klemtz, with the following measures and borders: starting from a stone landmark spiked in the southeastern alignment of the Estrada de Rodagem linking Curitiba to Lapa, in this city, by dry line of magnetic heads established in November 1957 of 25º31’ SE and an extension of 137.50m crossing Gleba A-6, belonging to the portion No.1, of the estate of Alberto Klemtz, comes to another landmark of Pedro, this by the barbed wire fencing that borders of the domain of the track railway in the Southeast direction, an extension of 95.42m, one reaches another stone landmark, by this dry line in the direction 25º52’NO and an extension of 125.50m, crossing Gleba A-4, belonging to the portion VI, Amelia Klemts Hauer, reaching another stone landmark, this by wire fence, an extension of 100.71m, returning to the starting point, closing a polygon, with 11,763.00m² of area.". The property's built area is listed in 8,167.56m²

		Property Title No. 4093	Official Property Registry of the 5th Property District of Curitiba-PR	R$ 11,150,700.00
Campo Largo	PR

Urban plot, located in this city of Campo Largo, Paraná State, which measures 24,40m facing Rua XV de Novembro, from the perspective of a person on the street looking at the property, on the right it measures 19.00m and faces Rua Rui Barbosa, on the other side (left), measures 19.00m, limiting with Manuel Osório Portella, finally its back measures 24.40m and confines the Macedo Soares Club; therefore, a surface area of 463.60m², comprising a masonry building with two floors and an area of 232,90m².

		Property Title No. 25,296	Official Property Registry of Campo Largo-PR	R$ 2,125,933.38

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São Paulo	SP

Land at Rua Froben, on the 14th Sub district - Lapa, with its front measuring 50m, equal width in the back, and 40m from front to back on both sides, with an area of 2.000m², confronting the property on the right is the property with Gilberto Alves Ferreira and the other, on the left side, with Rua Baumann (corner) and the back with Satoru Otuka and others.". Property listed with improvement

		Property Title No. 26,184	10th Official Property Registry of São Paulo/SP	R$ 26,651,505.67
São Paulo	SP

Land at Avenida Gastão Vidigal, Rua Dr. Seidel and Rua Froben, Vila Leopoldina, in the 14th Sub district - Lapa, thus described: The line starts at a distant point of 50m where Rua Dr. Seidel meets Rua Baumann, from this point it follows Rua Dr. Seidel, with a distance of 100m to achieve the alignment of Avenida Gastão Vidigal, then deflects to the left, following the Avenida Gastão Vidigal, with a distance of 50m, then deflects to the left and follows a distance of 44m, crossing Sonia Maria – Agricultura, Importação, Exportação e Imobiliária S/A; then deflects to the right and follows a distance of 50m crossing Sonia Maria – Agricultura, Importação, Exportação e Imobiliária S/A; then deflects left following Rua Froben, with a distance of 56m, then deflects to the left and follows with a distance of 100m, crossing Sataru Otuka, up to the point where this description began, with area of 7,799.50m²

		Property Title No. 50377	10th Official Property Registry of São Paulo/SP	R$ 19,159,960.95
São José dos Pinhais	PR

Lot No. 3-A, with an area of 25,376.00m² (derived subdivision larger area), located in the place called Guaraituba, Campo Largo district of Roseira, in this City and District of São José dos Pinhais-PR, with the following features and boundaries: South: Starts at point A-1, to the left side of a person looking at the property from BR, at 188.34m from point 3-A, with the following directions and distances: 80º55’SP and 70.00m, 03º56’SO and 50.00m, 86º20’NO and 104.00m, 17º52’NO and 164.00m. North: From point H-1, follows the edge of the municipal road, 86º171SE and 170.91m; 64º25’NE and 12.32m, crossing lot No. 04. From point G-1, it returns to the starting point at a distance of 110.00m, which faces Lot No. 3-B, closing the perimeter". Property listed with improvements with area of 2,390.21m².

		Property Title No. 56,095	3rd Official Property Registry of São José dos Pinhais-PR	R$ 8,367,349.31

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São José dos Pinhais	PR

Lot No. 3-B, with an area of 30,902.00m² (derived subdivision larger area), located in the place called Guaraituba, Campo Largo district of Roseira, in this City and District of São José dos Pinhais-PR, with the following features and boundaries: East: Starts at point F-1, then follows along with the fence in the margin of BR, up until point 3-A, 04º09’SO, 161.04m, 0.50m to left 03º29’SO and 29.10m. South: Left side of a person looking at the property from BR, following the border by dry line which shares with lot No. 01, from point 3-A to point A-1, with the following directions and distances: 80º55'SO and 186.34m. West: 23º50'NO and 110.00m. North: 64º25'NE and 116.00m, until point F, and 150.00m to F-1, through the edge of the municipal road.". Property listed with improvements with area of 936.24m²

		Property Title No. 56,096	3rd Official Property Registry of São José dos Pinhais-PR	R$ 8,884,917.31
Curitiba	PR

Area 26-B resulting from the subdivision of Lot No. 26, arising from the subdivision of area "C" located in the Industrial City of Curitiba, South Area, in this State Capital, with an area of 5,000.00m², measuring 75,00m, in broken line, facing Rua Manoel Valdomiro de Macedo (w541), the right side, from the perspective of a person looking at the property from the street, measures 65.20m, which faces the area of fiscal indication 87-343-005.000, from the left measuring 65.00m, crossing the 24-A area, and finally, the back, crossing the 26-A area, which measures 79.83m; with the construction of a building, in masonry and concrete, with a total area of 822.02m², located at Rua AT05, 630.00m from the AP02

		Property Title No. 78,116	Official Property Registry of the 8th District of Curitiba-PR	R$ 3,975,666.62
Cuiabá	MT

Plot of Land with area of 2,604.00m², located at Avenida Fernando Corrêa da Costa, corner with Rua Gov. Antônio Maria Coelho and Rua “L”, at Coxiapó da Ponte, in this state capital, limiting the north with Rua “L”, now Rua 30; the south with Av. Fernando Corrêa da Costa; the east with Rua Gov. Antônio Maria Coelho; the west with lot 08. Landmarks: The 1st lies nailed at 30,00m from the axis of Av. Fernando Corrêa da Costa, in common with lot 08; this landmark follows with the internal angle of 90º00 'at a distance of 48.00m, bordering the area range to the MP-2, this landmark follows the internal angle of 90º00', at a distance of 54.00m bordering Rua Gov. Antônio Maria Coelho, to the MP-3; this landmark follows the internal angle of 90º00', at a distance of 36.00m, bordering the Rua "L" up until the MP-4, this landmark follows the internal angle of 270º00' at a distance of 1.00m to the MP-5; this landmark follows the internal angle of 90º00', in the distance of 12.00m limiting with Rua “L" until the MP-6, this landmark follows the internal angle of 90º00', in the distance of 55.00m, bordering Lot 08, until the MP-1, thus closing the perimeter.". The improved property is listed with a built area of 1,070.00m²

		Property Title No. 58335	6th Official Property Registry of Cuiabá-MT	R$ 4,534,066.62

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Criciuma	SC

A land located in this city, Rua Coronel Marcos Rovaris corner of Rua Marechal Deodoro, with an area of 933.50m²; thus confronted: North 30.00m with lands of João Soratto & Cia; South 27.00m with Rua Coronel Marcos Rovaris; East 29.50m with Rua Marechal Deodoro; and West 38.00m with lands of Alcino Zanatta.”. The improved property is listed with a built area of 1,750.21m²

		Property Title No. 8,058	1st Official Property Registry of Criciúma-SC	R$ 6,568,466.62
Curitiba	PR

Land resulting from the unification of lots 1 to 20 of block 37, of the Hauer 2-A plan-off, of this Capital, measuring 120.00m facing Rua Marechal Floriano Peixoto; through 90.00m of the left side of a person looking at the property from the street, in the corner with Rua Presidente Pádua Fleury; 90.00m on the right, in the corner of Rua Antônio Ricardo dos Santos, and 120.00m the other side, which is facing Rua Tenente Francisco Ferreira de Souza, with the following improvements: a) a building in masonry with total built area of 691.49m²; b) a building in masonry with a total built area of 4,728.66m²

		Property Title No. 4393	Official Property Registry of the 7th District of Curitiba-PR	R$ 17,876,533.38
Curitiba	PR

Plot 1 to 20, arising from the unification of lots 1 to 13, 114-A, 14-B, 15 to 20, of Block 45, of Hauer 2-A plan-off, measuring 120.00m facing Rua Frederico Maurer, by 100.00m facing Rua Comendador Antônio Ricardo de Souza, whose front measures 120.00m, and finally 100,00m facing Rua Presidente Pádua Fleury, at the corner of Rua Frederico Maurer and Rua Francisco F. de Souza, rectangular, with a total area of 12,000.00m².". The improved property is listed with a built area of 10,556.59m²

		Property Title No. 2092	Official Property Registry of the 7th District of Curitiba-PR	R$ 26,040,133.37
São Paulo	SP

A land with the following features and boundaries: From Point A, located at Rua Vergueiro, 33.00m from the corner of Rua Santa Cruz, in the direction of Rua Vergueiro, with the extent of 25.00m, toward Point B, turns left in the direction of Point C, with the extent of 50.00m, facing the land that is or was of David Francisco, turns left in the direction of Point D, with the extent of 25.00m, facing building of No. 6,434, with a total area of 1,250.00m².

		Property Title No. 76,148	14th Official Property Registry of São Paulo/SP	R$ 6,825,866.62

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Itaúna	MG

A commercial room of No. 32, with floor area of 305.595m², containing a hall for the bank branch's operation, with balcony, three rooms with toilets for men and women and for the branch's manager, another for the safe and four for the warehouse, lunch room, storage and meeting room and their respective undivided fraction of 0.47092 of the plot No. 20 of Block 08, zone 00, with an area of 512.90m², located at Rua Capitão Vicente in this city, having 17.50m facing that street, 31.00m on the right side facing Joaquim Soares Nogueira or his successors; 25.80m on the left side facing Hely Soares Saldanha or her successors; and back with 19.00m facing Cândido Perillo or his successors.

		Property Title No. 25,711	Official Property Registry of Itaúna-MG	R$ 876,179.15
Itaúna	MG

A room for deposit No. 32, with an area of 8.70m² and its respective undivided fraction of 0.01340 of plot 20 of Block 08, zone 00, with an area of 512.90m², located at Rua Capitão Vicente in this city, having 17.50m facing that street, 31.00m on the right side facing Joaquim Soares Nogueira or his successors; 25.80m on the left side facing Hely Soares Saldanha or her successors; and back with 19.00m facing Cândido Perillo or his successors.

		Property Title No. 25,712	Official Property Registry of Itaúna-MG	R$ 105,754.23
Ituiutaba	MG

Urban property consisting of forum land located in this city at Rua 20, in block 48, understood by Rua 20 to Rua 22 and Avenues 13 and 15, registered under SE No. 11.01.10.23, with the area 21,151.50m², rectangular and with its 24,50m front facing Rua 20, its right side of 49.00m facing lot 24, its left side of 49.00m facing lot 22, and its back of 23,50m facing lot 9 with facilities edified

		Property Title No. 6,062	2nd Official Property Registry of Ituiutaba-MG	R$ 4,185,133.38
São Paulo	SP

Land at Avenida Presidente Altino, consisting of Lots 15 and 16 of Block 44. Jaguaré industrial center in the 13th Sub district - Butentã, measuring 24,00m of front facing the said avenue, with 37.25m from the perspective of a person on the right side of the avenue looking at the property, facing lot 14, 30.90m on the left side, which faces lot 17 and the back in broken line of 26.30m, 9,90m facing lot 21 and 16.40m facing lot 25, with an area of 872.00m². ". The improved property is listed with a built area of 1,344,57m²

		Property Title No. 97,313	18th Official Property Registry of São Paulo/SP	R$ 6,305,466.62

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São Paulo	SP

Building located at Avenida João Dias, No. 1455, with a built area of 1,169.07m² in Sub district 29th - Santo Amaro, and with its land measuring 30m in the front, 40m from the front to the back, with its back with measure equal to the front, with an area of 1.200m², from the perspective of a person on the street looking at the property, on the left side facing Odete Pires Wemberger, and the right side with Cigarette Componentes Ltda., and its back facing a property owned by Banco Bamerindus do Brasil S/A.

		Property Title No. 195,767	11th Official Property Registry of São Paulo/SP	R$ 7,884,333.38
São Paulo	SP

A building and its grounds at Av. Liberdade, No. 573 and 577, former 99 and 99-A, in the 2nd Sub district - freedom, its front measuring 6,15m, 12.00m from the front to the back of one of the sides and 11,57m the other side and back measuring 6,30m, facing both sides with the spoils of Alfredo Antônio Mariano Fagundes, with whom also faces the back.

		Property Title No. 24,615	1st Official Property Registry of São Paulo/SP	R$ 1,944,586.66
São Paulo	SP

The building and its grounds at Rua da Liberdade, No. 561, 567 and 571, former 97, 97-A and 97-B, current Avenida Liberdade, corner of Largo da Pólvora, in the 2nd Sub district – Liberdade, with its front measuring 11.75m and facing the said avenue, 12.00m from the front to the back of the side shared with the estate of Alfredo Antônio Mariano Fagundes and 7.85m on the other side, crossing the Largo da Pólvora and with its back measuring 13.40m, crossing the same estate, with an area of 122.00m². The corner of the avenue and the Largo da Pólvora is beveled.

		Property Title No. 24,616	1st Official Property Registry of São Paulo/SP	R$ 1,944,586.68
São Paulo	SP

A building and its grounds at Av. Liberdade, No. 583, former 101, in the 2nd Sub district - Liberdade, with its front measuring 6.60m front, measuring 26.80m from the front to the back of one of the side, limiting with Maria de Lourdes Carvalho, measuring 26.30m on the other side, limiting with the estate of Alfredo Antônio Mariano Fagundes, and with its back measuring 7.00m, crossing the same state.

		Property Title No. 24,617	1st Official Property Registry of São Paulo/SP	R$ 1,944,586.68

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São Paulo	SP

A building and grounds in Largo Gunpowder 2-A in the 2nd Sub district - Freedom, with the following measures: A garage at Largo Gunpowder 2-A, the 2nd Sub district - Freedom, with the following measures: start at the point he shares with Alexander H. Souza Brandão and goes straight into the distance of 15,00m making faces said Largo, hence forming obtuse angle turns left and goes straight 10,60m, then turn right and forming acute angle follows straight the distance of 5,40m, hence making sharp angle turns left and follows in broken line at 4.00m away more 6,30m, hence forming new acute angle turns left and goes straight into the distance of 14,00m, hence making right angle follows a distance of 7.00m, abutting here with the estate's buildings Alfredo Antonio Mariano Fagundes, then turns left and goes straight into the distance of 19,20m, abutting the same, hence making sharp angle turns left and follow straight in the distance of 33,80m, abutting Alexander H. Souza Brandão, finding the starting point.

		Property Title No. 24,618	1st Official Property Registry of São Paulo/SP	R$ 1,944,586.68
São Paulo	SP

A building and its grounds at Largo da Pólvora, No. 22, former Rua Thomas Gonzaga, in the 2nd Sub district – Liberdade, with its front measuring 6.60m, measuring 9.40m from the front to the back of one of the sides and 10.60m on the other side, and with its back measuring 5.40m, facing on both sides and in the back with the estate of Alfredo Antônio Mariano Fagundes.

		Property Title No. 24,619	1st Official Property Registry of São Paulo/SP	R$ 1,944,586.68
Limeira	SP

Commercial building under No. 15 and 2, facing Rua Santa Cruz, Center, in this city and region of Limeira, built on a land: with its front measuring 17.15m, from the border of Banco mercantil de São Paulo with Natel Bruno Gullo and José Antonio Gullo to the Presbyterian Church; turn left here, at right angle, and keep on facing the Presbyterian Church over the distance of 46.00m up to the back, where you will find the property wall belonging to the Comercial Bertoline Corte Ltda., then turn left at a right angle and keep on with the wall over the distance of 17.10m, facing the Comercial Bertoline Corte Ltda. and heirs of João Drago; then turn left again over the distance of 46.50m, facing the property Banco mercantil de São Paulo, where the starting point is found, with a total area of 689.917m².". The improved property is listed with a built area of 702.02m²

		Property Title No. 20,072	1st Official Property Registry of Limeira/SP	R$ 2,048,666.62

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São Paulo	SP

Store No. 2701, facing Avenida Doutor Chucri Zaidan, in the Edifício Morumbi Plaza, at the 30th Sub district - Ibirapuera, with a useful covered area of 865.78m², an uncovered floor area of 130.00m² and total floor area of 995.78m², a common area of 829.18m², with a total built area of 1,824.96m² with an ideal corresponding fraction in the land of 1,836.25m², i.e. 16.4825%.

		Property Title No. 97222	15th Official Property Registry of São Paulo/SP	R$ 4,962,322.64
São Paulo	SP

Land at Rua Nossa senhora da Lapa, in the 14th sub district, Lapa, with its front measuring 12m, over 34m facing Rua Faustolo (corner), on the other side, in broken line, measuring 15.90m to a garage and for this, 3.80m to the corner of the same and even the same garage measures 5.05m, from this point turns right and follows over a distance of 28.30m, then turns left and follows over 12.50m to the back line, which measures 50m, on one side crossing with Matilde Barbecanne, Luiz Pino and Eugênio Lefréve and in the back with Humberto Del Nero.”. The improved property is listed with a built area of 1,139.73m²

		Property Title No. 72595	10th Official Property Registry of São Paulo/SP	R$ 6,093,866.62
Osasco	SP

Land located in this city, facing the Antonio Agu Street, Avelino Street Lopes and an existing Largo at the confluence of these streets, consisting of parts of lots 1, 2, 3 and 31 of block 13 of Vila Osasco, which starts at the corner formed by existing Largo and Antonio Agu street, following the alignment of the street at a distance of 28,40m; this point deflects to the left and follows the distance of 20,00m, that point deflects to the right and follows the distance of 13,20m, confronting with property Peter David; then deflects to the left and follows the distance of 15,00m, confronting Miguel Vaz; then deflects to the left and follows the distance of 0.28m, confronting part of lot 4 of the block 13; then deflecting right sloping line, follows the distance of 15,45m, confronting part of lot 4 of the block 13; hence deflects left and follow the alignment of Avelino Lopes Street, a distance of 52,06m, to the corner of this street with the existing Largo; hence deflects left in concave and follows the distance of 11,30m, facing the existing Largo until you find the starting point, closing the perimeter, with total area of 1.129,00m².". The improved property is listed with a built area of 1,092.41m²

		Property Title No. 16,300	1st Official Property Registry of Osasco-SP	R$ 6,114,066.62
Curitiba	PR

A building and its grounds under No. 01, block 19, former block 16, of João Parolin plan-off, with its front measuring 34.00m and facing Rua Marechal Floriano Peixoto, with an extension of 81.00m on both sides, crossing, on the left side of a person looking at the property from the street, Rua Antonio Parolin Júnior (corner), on the other side with lot No. 02 owned by Aroldo Baldan, with the its back with measures corresponding with the front, crossing with Rua Carvalho Chaves, with an area of 2,754.00m²

		Property Title No. 21,328	Official Property Registry of the 5th District of Curitiba-PR	R$ 5,400,466.62

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Rio de Janeiro	RJ

Land located at Campo de São Cristóvão, together and before the building 246, in the parish of São Cristóvão, with its front measuring 14.95mt, its back measuring 25m, its right side measuring 53.60m and its left side measuring 51.40m, crossing at the right with No. 246 of Abreu de Souza & Cia; at the left with the land of Branca de Mello Franco Alves; and at the back with building 445 at Rua General Bruce of Imobiliária Samambaia S/A”. Property listed with improvement

		Property Title No. 2,669	3rd Official Property Registry of Rio de Janeiro-RJ	R$ 7,942,000.00
São José dos Pinhais	PR

Plot of land without improvements, designated by letter "A", located in the urban part of this city, with its front measuring 28.00 meters and facing Rua XV de Novembro, with extension of 31.09 meters from front to back on the right side of a person looking at the property from the street, there crossing with lot "C"; its left side measuring 32.90 meters, sharing with Rua Marcelino Nogueira, and its back measuring 28.08 meters, crossing Lot 3; with a total area of 896.65 square meters.". The improved property built in masonry for the bank branch is listed with a built area of 502.50 cm²

		Property Title No. 1,684	2nd Official Property Registry of São José dos Pinhais - Paraná	R$ 2,356,866.62
São Paulo	SP

"A land, situated at Avenida Matteo Bei, Lots 05, 06, 7 and 24 of block NT of the City of São Matheus, in the Itaquera district, with its front measuring 30.00m, measuring 66.00m from the front to the back of a side which faces lots No. 08 to 23; on the other side measures 33,00m until the back line, crossing throughout this extension with the lots no. 04, 26 to 25; and part of the back measures 10.00m, where it faces Rua Dr. Jose Cioffi, with a total area of 1,320.00 m². " In the land was built a building with an area of 870.45 m², which received No. 2910

		Property Title No. 123,466	9th Official Property Registry of São Paulo/SP	R$ 3,773,466.62
São Paulo	SP

Land starts at the corner of Avenida Sapopemba and Rua Tolstoi de Carvalho and Rua Tolstoi, over the distance of 32.10 m; at this point it deflects right and follows over a distance of 24.30 m; crossing with the property of Coronel 3° Sé F. de Carvalho e Melo; at this point it deflects left and follows over a distance of 6.80 m until it meets the alignment of Avenida Sapopemba crossing buildings No. 7,896 and 7,908, owned by Fernando Augusto and his wife Nair Abrunhosa Augusto, and others, finally deflecting to the right, following the alignment of Avenida Sapopemba, over a distance of 11.0 m until it finds the starting point, closing the perimeter with an area of 960.90 m²

		Property Title No. 25,985	6th Official Property Registry of São Paulo/SP	R$ 3,219,133.38

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Curitiba	PR

Plot of land with a total area of 2,090.00 square meters, with its front measuring 42.00m and facing Avenida Nossa Senhora Aparecida, with an extension of 55.00 m from the front to the back on both sides, and 34.00 m wide in line with the back, facing, at the right side in the perspective of a person looking at property from the Avenue, with a land belonging to Dinasa S/A, on the left side with the lot corresponding to fiscal indication No. 25-014-070.000 on behalf of Diesel Máquinas S/A. property listed in this Municipality under No. 25-014-122.000. Measures and boundaries above, provided by the parties, in the form of the petition and other documents (filed in the registry under No. 11,231). " Listed as an improved property with 543.52 m² of built area.

		Property Title No. 29898	Official Property Registry of the 6th District of Curitiba-PR	R$ 3,265,733.38
Belem	PA

Useful domain of the built land, collected under No. 1,055/1,063, located on Avenida Senador Lemos, stretch between Travessas Manoel Evaristo and José Pio, in this city, with its front measuring 15.60 m; its right side measuring 51.50m; its left side measuring 50.50m; and its back measuring 11.20m, limiting at the right with 1,047 and at the left with 1,075, as per verification "in loco" preceded by the surveyor of CODEM". The improved property is listed with a built area of 1,554.70²

		Property Title No. 384	2nd Official Property Registry of Belém-Pará	R$ 4,217,466.62

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Sorocaba	SP

Land located at Rua São Bento in this city, with the following description: starting from point A located at Rua São Bento, crossing with Banco Nacional, we head to point B over a distance of 36.00 meters crossing with properties that were or are of Jorge Caracante and João Clímaco de Camargo Pires; turns left and follows in the direction of point D over the distance of 5.10 meters crossing with properties that are or were of Jorge Caracante e João Clímaco de Camargo Pires, turns right and follow towards point E over the distance of 4.40 meters crossing with Antônio Verrone; turns the fourth left and follows in the direction to point F, over the extension of 7.04 meters crossing Cine São José; turns right and follows in the direction to point G, over the extension of 7.00 meters, crossing in the extent of 14.86 meters with Mr. Manoel Notário or his successors, turns left and follows in the direction of point I, over the extent of 7.00 meters, crossing Ria Gonçalves Ledo; turns left and follows in the direction to point J over the extent of 2.40 meters, crossing with Rua Gonçalves Ledo; turns left and follows in the direction to point k over the extent of 4.46 meters, crossing with Banco Nacional, thus reaching the starting point of this description, totaling the area of approximately 961.29 square meters.". Property listed with improvement. A commercial building was built receiving No. 171, facing Rua São Bento

		Property Title No. 22,737	2nd Official Property Registry of Sorocaba-SP	R$ 7,249,733.38
Sorriso	MT

Urban plot under No. 12 of block No. 17-A, located in the Allotment Gleba Sorriso, in the city of Sorriso, State of Mato Grosso, with an area of 800.0 m² (eight hundred square meters) on which is built one building with 442.25 m² (four hundred forty-two square meters and two thousand five hundred square centimeters) and the following measures and boundaries, facing Av. Natalino João Brescansin, measuring 20.00 meters with its back facing lot No. 11, measuring 20.00 meters; its right side facing lot No. 10, measuring 40.00 meters; its left facing Rua C, measuring 40.00 meters

		Property Title No. 11,415	2nd Official Property Registry of Sorriso-MT	R$ 1,821,733.38

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Taubaté	SP

LAND located at Rua Dona Chiquinha de Mattos at the Center in this city; measuring 10.00 m in its entirety facing the said street, with 18,00m in the back which faces Rua Conselheiro Moreira de Barros, 85,00m on the right side from the point of view of person looking at the property from the street, crossing building No. 194 of the same route, owned by Massoud Taufic Mrad, and building No. 241 of Rua Conselheiro Moreira de Barros, owned by Edgard de Almeida Pinto, on the left, starting from Rua Dona Chiquinha de Mattos, follows 30.00 m, deflects to the left and follows over 8.00 m, crossing in these lines with building No. 214 of Rua Dona Chiquinha de Mattos, owned by Helio Forguiere, deflects to the right and follows over 55.00 m until it finds the back line, crossing with building No. 263 of Rua Conselheiro Moreira de Barros, owned by Rosa Guinsburg, and the property of João benedito Fondallo- estate, with the area of 1.290,00 m², listed in the Municipality of the Place". The improved property is listed with a built area of 1,489.54m²

		Property Title No. 57,895	Official Property Registry of Taubaté-SP	R$ 4,601,733.38
Teresopolis	RJ

Property consists of the area A, spun off the property No. 766 of Avenida Delfim Moreira, of this city, with the following dimensions and boundaries: width of 25.00m in front toward Avenida Delfim Moreira; 25.00m wide at the back also crossing with area "B" and 70.00 m on the right, crossing with Rubens Osmar de Oliveira or his successors, with the area of 1,750.00 m².". The improved property is listed with a built area of 588.91m²

		Property Title No. 6,267	1st Official Property Registry of Teresópolis-RJ	R$ 3,580,933.38
Três Lagoas

Part of the plot of land under number 01, block No. 26, of the first urban area of the city, measuring 18.65m. (eighteen meters and sixty-five centimeters) in front of the East, to the Avenida Antânio Trajano, over 24.00 (twenty-four meters) of the said front to back, the North crossing with parts of lots 9 to 10, in the South, facing the Rua Bruno Garcia and finally to the West crossing the remainder of lot 09, with the total area of the land with the improvements it contains

		Property Title No. 27,248	1st Official Property Registry of Três Lagoas	R$ 1,944,420.00

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São Paulo	SP

Land located at Avenida Guilherme Cotching at the 36th Sub district- Vila Maria, measuring, on the right side from a person looking at the property from the street, 49.82m, where it crosses Paul Zveibil and his wife; Marcos Zveibil and his wife and Maum Zveibil, the left measuring 49,73m, also crossing the property of Paul Zvaobil and his wife, its front measures 10,00m, and back with equal width, which faces lot 11 block 47, totaling 497.75 square meters. " Property listed with improvement. A building that was built received No. 1,442, of Avenida Guilherme Cotching

		Property Title No. 9,608	17th Official Property Registry of São Paulo/SP	R$ 2,372,973.31
São Paulo	SP

Land located at Avenida Guilherme Cotching at the 36th Sub district- Vila Maria, measuring, on the right side from a person looking at the property from the street, 49.73m, the left measuring 49,77m, its front crossing Avenida Guilherme Cotching, its right with Paul Zvaobil and his wife, its left side building No. 1454, and the back with lot 11 of block 47, closing the area of 497.50m² ". Property listed with improvement. A building that received No. 1,472, of Avenida Guilherme Cotching

		Property Title No. 9,609	17th Official Property Registry of São Paulo/SP	R$ 2,372,973.31
Sao Caetano do Sul	SP

A building and its grounds, located at Avenida Goias, No. 1621, corner of Rua Tiradentes, in this city, County and First Property District, and the ground corresponding to the remainder of the lot 04 and part of lot 03, Vila Paula and has the following measures and boundaries: the front with Avenida Goias, which measures eleven meters (being ten meters corresponding to the lot 4 and one meter part of lot 03); from the left side, twenty-four meters and fifty centimeters, which limits with the property owned by General Motors Brasil S/A; on the right, which is the corner of Rua Tiradentes, measures twenty-four meters and fifty centimeters and at the back, which faces the property of Joaquim Faria de Paula, measuring eleven meters, with total area of two hundred sixty-nine meters square

		Property Title No. 5,315	1st Official Property Registry of São Caetano do Sul- SP	R$ 3,273,066.62

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Sao Caetano do Sul	SP

Building for the bank branch, under No. 28, Rua Tiradentes, with built area of 2,025.00 m², its land measuring twenty meters facing the street Tiradentes, from a point that is distant forty meters from the corner with the Avenida Goiás, then deflects left and follows straight a distance of twenty meters, then deflects left, with a right angle, and follows straight a distance of ten meters, deflects to the right, with a right angle and follows straight a distance of nineteen meters, crossing buildings 1603 3 1609 of Avenida Goiás, then deflects to the left, with a right angle, follows straight a distance of seventeen meters, crossing buildings 42 , 38, 40 and 36 of Rua Tiradentes, deflects to the right, with a right angle, straight, a distance of eleven meters, finding the starting point where it started these measures and boundaries.

		Property Title No. 16,419	1st Official Property Registry of São Caetano do Sul- SP	R$ 6,257,333.38
São João de Meriti	RJ

BUILDING with no number, suitable for residence, divided into several rooms, and its plot of land on which it is built, of No. 04 of block 9, measuring 14.00m in the front to Rua Morro das Pedras, same width in the back line, crossing lot 03, the right side of 30.00m crossing lot 2, and the left side of 30.00m crossing lot 6, with an area of 420.00 m²; distant 15,00m from the right side of Avenida Automóvel Clube, located in Vilar dos Teles, 3rd District of the city, within the city

		Property Title No. 8,513	3rd Office of Justice of São João de Meriti	R$ 11,261,733.38
Rio de Janeiro	RJ

Store 354-A of Edifício Solar Martin Ferreira, located at Rua Voluntários da Pátria, Lagoa parish, this city and loft with area of 206.14m² owned by the said store with 23 parking spaces, 12 spaces for car parking in the parking of the ground floor (access), in the back of the store, 9 places for car parking located in a underground parking, which will always be used one hand to the other, and 2 spaces for parking located in the parking lot of the 2nd basement, which will be interchangeably used and the corresponding to fraction of 99/333 of the land

		Property Title No. 42,899	3rd Official Property Registry of Rio de Janeiro-RJ	R$ 4,180,666.62
Curitiba	PR

Land with total area of 35,082.29m² resulting from the unification of 798.17m² area to RLSC lot, located in Pinheirinho, in this capital. Listed an improvement in the property with total floor area of 20,345.78m², which took the building numbering No. 16923 of Rodovia BR-116

		Property Title No. 71,793	Official Property Registry of the 8th District of Curitiba-PR	R$ 61,350,933.37

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São Gonçalo	RJ

Land area designated by letter "B", spun off the area resulting from annexation of lots Nos 45, 46, 47, 48, 49, 50, 53 and 54, located in the former Estrada do Laranjal, in the urban area of the 1st district, measuring 31.85m facing the cited street, 20.50m in the back, which faces a land owned by S/A Distribuidora e mercantil; extension of 43.40m to the right, facing area A, where there is building No. 785; and extension of 50.20m on the left side, facing a projected street (corner) with an area of 1,322.12m²

		Property Title No. 6,528	1st Official Property Registry of São Gonçalo-RJ	R$ 4,832,133.38
Curitiba	PR

Plot of land measuring 48.70m facing Rua Com. Araújo, in the capital, corner with Rua Coronel Dulcídio, where it measures 58.40m and opposite to this street where it measures 47.35m, facing tax lots 009,000 and 015,000 and opposite to that street, i.e., Rua Com. Araújo, measuring 36.86m, where it faces the lot with tax statement 015,000, with a masonry building for the bank branch with a total built area of 2,581.00m², which take the No. 731 of Rua Cel. Dulcídio

		Property Title No. 13,012	Official Property Registry of the 6th District of Curitiba-PR	R$ 11,144,466.62
João Pessoa	PB

Building No. 162 located at Rua Peregrino de Carvalho, corner with Rua Duque de Caxias, in this city, measuring 26.14m in the front; 26.14m in the back; 30.50m in the right side; and 33.00m in the left side

		Property Title No. 11,638	2nd Official Property Registry of João Pessoa-PB	R$ 4,021,533.38
Rio de Janeiro	RJ

Store A and Store B, consisting of basement and mezzanine floor of the building to Rua da Assembleia, No. 66 in the parish of São José and the corresponding fraction of 0.250 on the land measuring 20.81m facing the Rua da Assembleia, 7.54m in right side of the back starting from the alignment of Rua da Assembleia measuring 35.21m deepening the land over 12.58m narrowing the field, over 13.61m deepening the land, 49.50m to the left

		Property Title No. 5,896	7th Official Property Registry of Rio de Janeiro-RJ	R$ 32,153,666.62

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Paulinia	SP

plot of land in No. 8-A, block 155 of Allotment Vila Angelina Breda, in the city of Paulínia, Campinas County, arising from the unification of lots 8 and 9, thus described: it starts at a common point between Avenida José Paulino lot 1-A and the area in question; then follows straight into 15.00m facing Av. José Paulino; then follows left into 15.00m; facing Av. José Paulino and Rua Adelmo Piva; then follows straight into 74.10m facing with Rua Adelmo Piva; then deflects left and follows straight into 50.70m facing lot 05; then deflects left and follows straight into 51.00m facing lots 4, 5, 6, 7, 8 and 9, then deflects to the left and follows straight into 31.00m facing lots 2-A and 1-A; then deflects to the right and follows straight into 36.00m facing lot 1-A, reaching the starting and closing an area of 3,305.00m²

		Property Title No. 65,179	2nd Official Property Registry of Campinas-SP	R$ 3,071,333.38
Rio de Janeiro	RJ

Store 115-A of Rua Soriano de Souza, 115 and further by Rua Santo Afonso No. 486-A with the fraction of 0.1444976 of the land with outbuildings in the basement and 24 parking spaces, 16 underground and 8 in high parking in the parish of Engenho-Velho, the land measuring 30.05m in front of Rua Soriano de Souza and Rua Santo Afonso, 22.00m Rua Santo Afonso, 23.00m in the right and 37.15m in the back, facing to the right No. 97 of Rua Soriano de Souza and in the back with No.791, 903 and 9013 of Rua General Roca

		Property Title No. 57,278	11th Official Property Registry of Rio de Janeiro-RJ	R$ 8,779,333.38
São Paulo	SP

Vacancy No. 01, located on the ground floor of Edifício Morumbi Plaza, located at Av. Dr. Chucri Zaidan, on the 30th Sub district - Ibirapuera, intended for parking a passenger car, oversize, with floor area of 12.66m², common area of 33.218m², and total area of 45.878m², with a corresponding undivided fraction in the plot of 6.9645%

		Property Title No. 97,223	15th Official Property Registry of São Paulo/SP	R$ 54,663.17
São Paulo	SP

Vacancy No. 02, located on the ground floor of Edifício Morumbi Plaza, located at Av. Dr. Chucri Zaidan, on the 30th Sub district - Ibirapuera, intended for parking a passenger car, oversize, with floor area of 12.66m², common area of 33.218m², and total area of 45.878m², with a corresponding undivided fraction in the plot of 6.9645%

		Property Title No. 97,224	15th Official Property Registry of São Paulo/SP	R$ 54,663.17
São Paulo	SP

Vacancy No. 03, located on the ground floor of Edifício Morumbi Plaza, located at Av. Dr. Chucri Zaidan, on the 30th Sub district - Ibirapuera, intended for parking a passenger car, oversize, with floor area of 12.66m², common area of 33.218m², and total area of 45.878m², with a corresponding undivided fraction in the plot of 6.9645%.

		Property Title No. 97,225	15th Official Property Registry of São Paulo/SP	R$ 54,663.17

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São Paulo	SP

Vacancy No. 04, located on the ground floor of Edifício Morumbi Plaza, located at Av. Dr. Chucri Zaidan, on the 30th Sub district - Ibirapuera, intended for parking a passenger car, oversize, with floor area of 12.66m², common area of 33.218m², and total area of 45.878m², with a corresponding undivided fraction in the plot of 6.9645%

		Property Title No. 97,226	15th Official Property Registry of São Paulo/SP	R$ 54,663.17
São Paulo	SP

Vacancy No. 05, located on the ground floor of Edifício Morumbi Plaza, located at Av. Dr. Chucri Zaidan, on the 30th Sub district - Ibirapuera, intended for parking a passenger car, oversize, with floor area of 12.66m², common area of 33.218m², and total area of 45.878m², with a corresponding undivided fraction in the plot of 6.9645%

		Property Title No. 97,227	15th Official Property Registry of São Paulo/SP	R$ 54,663.17
São Paulo	SP

Vacancy No. 06, located on the ground floor of Edifício Morumbi Plaza, located at Av. Dr. Chucri Zaidan, on the 30th Sub district - Ibirapuera, intended for parking a passenger car, oversize, with floor area of 12.66m², common area of 33.218m², and total area of 45.878m², with a corresponding undivided fraction in the plot of 6.9645%

		Property Title No. 97,228	15th Official Property Registry of São Paulo/SP	R$ 54,663.17
São Paulo	SP

Vacancy No. 07, located on the ground floor of Edifício Morumbi Plaza, located at Av. Dr. Chucri Zaidan, on the 30th Sub district - Ibirapuera, intended for parking a passenger car, oversize, with floor area of 12.66m², common area of 33.218m², and total area of 45.878m², with a corresponding undivided fraction in the plot of 6.9645%

		Property Title No. 97,229	15th Official Property Registry of São Paulo/SP	R$ 54,663.17
São Paulo	SP

Vacancy No. 08, located on the ground floor of Edifício Morumbi Plaza, located at Av. Dr. Chucri Zaidan, on the 30th Sub district - Ibirapuera, intended for parking a passenger car, oversize, with floor area of 12.66m², common area of 33.218m², and total area of 45.878m², with a corresponding undivided fraction in the plot of 6.9645%

		Property Title No. 97,230	15th Official Property Registry of São Paulo/SP	R$ 54,663.17
São Paulo	SP

Vacancy No. 09, located on the ground floor of Edifício Morumbi Plaza, located at Av. Dr. Chucri Zaidan, on the 30th Sub district - Ibirapuera, intended for parking a passenger car, oversize, with floor area of 12.66m², common area of 33.218m², and total area of 45.878m², with a corresponding undivided fraction in the plot of 6.9645%

		Property Title No. 97,231	15th Official Property Registry of São Paulo/SP	R$ 54,663.17
São Paulo	SP

Vacancy No. 10, located on the ground floor of Edifício Morumbi Plaza, located at Av. Dr. Chucri Zaidan, on the 30th Sub district - Ibirapuera, intended for parking a passenger car, oversize, with floor area of 12.66m², common area of 33.218m², and total area of 45.878m², with a corresponding undivided fraction in the plot of 6.9645%

		Property Title No. 97,232	15th Official Property Registry of São Paulo/SP	R$ 54,663.17
São Paulo	SP

Vacancy No.11, located on the ground floor of Edifício Morumbi Plaza, located at Av. Dr. Chucri Zaidan, on the 30th Sub district - Ibirapuera, intended for parking a passenger car, oversize, with floor area of 12.66m², common area of 33.218m², and total area of 45.878m², with a corresponding undivided fraction in the plot of 6.9645%

		Property Title No. 97,233	15th Official Property Registry of São Paulo/SP	R$ 54,663.17

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São Paulo	SP

Vacancy No. 12, located on the ground floor of Edifício Morumbi Plaza, located at Av. Dr. Chucri Zaidan, on the 30th Sub district - Ibirapuera, intended for parking a passenger car, oversize, with floor area of 12.66m², common area of 33.218m², and total area of 45.878m², with a corresponding undivided fraction in the plot of 6.9645%.

		Property Title No. 97,234	15th Official Property Registry of São Paulo/SP	R$ 54,663.17
São Paulo	SP

Vacancy No. 13, located on the ground floor of Edifício Morumbi Plaza, located at Av. Dr. Chucri Zaidan, on the 30th Sub district - Ibirapuera, intended for parking a passenger car, oversize, with floor area of 12.66m², common area of 33.218m², and total area of 45.878m², with a corresponding undivided fraction in the plot of 6.9645%.

		Property Title No. 97,235	15th Official Property Registry of São Paulo/SP	R$ 54,663.17
São Paulo	SP

Vacancy No. 14, located on the ground floor of Edifício Morumbi Plaza, located at Av. Dr. Chucri Zaidan, on the 30th Sub district - Ibirapuera, intended for parking a passenger car, oversize, with floor area of 12.66m², common area of 33.218m², and total area of 45.878m², with a corresponding undivided fraction in the plot of 6.9645%.

		Property Title No. 97,236	15th Official Property Registry of São Paulo/SP	R$ 54,663.17
São Paulo	SP

Vacancy No. 15, located on the ground floor of Edifício Morumbi Plaza, located at Av. Dr. Chucri Zaidan, on the 30th Sub district - Ibirapuera, intended for parking a passenger car, oversize, with floor area of 12.66m², common area of 33.218m², and total area of 45.878m², with a corresponding undivided fraction in the plot of 6.9645%.

		Property Title No. 97,237	15th Official Property Registry of São Paulo/SP	R$ 54,663.18
São Paulo	SP

Vacancy No. 16, located on the ground floor of Edifício Morumbi Plaza, located at Av. Dr. Chucri Zaidan, on the 30th Sub district - Ibirapuera, intended for parking a passenger car, oversize, with floor area of 12.66m², common area of 33.218m², and total area of 45.878m², with a corresponding undivided fraction in the plot of 6.9645%.

		Property Title No. 97,238	15th Official Property Registry of São Paulo/SP	R$ 54,663.18
Duque de Caxias	RJ

Building No. 12,930, Rodovia Washington Luiz, suitable for business, built in masonry, located at Parque Dona Amélia, 2nd District of this City, from the urban area and its land designated by Lot 7, block 02, coming from the split-off of lots 07 and 08 of block 02, measuring 26.00m in front of that highway, 6.28m cornering between the highway and Rua Dona Delfina, width of 30.00m in line with the back, facing lots 9 and 10, extension of 50.00m from front to back, on the right side, facing lot 06 and 46.00m, on the left side, with an area 1,491.56m².

		Property Title No. 23,163	2ND PROPERTY REGISTRY OF DUQUE DE CAXIAS	R$ 7,740,800.00
Rio de Janeiro	RJ

Store F of the building located at Rua Humaíta, No. 109, parish of Lagoa and its fraction 1/90 of the land, which measures in its entirety two measurements of 51.03m, more 8.66m, 33.48m in the back by a line perpendicular to the alignment; 33.30m in the right and 23.06m in the left on two measurements of 14.40m, more 8.66m.

		Property Title No. 13,752	3RD OFFICIAL PROPERTY REGISTRY OF RIO DE JANEIRO	R$ 2,012,066.62

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Sete Lagoas	MG

A commercial building of No. 71, with a built area of 870.80m², and the respective plot of land with a total area of 541.20m², more or less situated on Avenida Emilio de Vasconcelos Costa, in the Property Registry of the District of Sete Lagoas, State of Minas Gerais.

		Property Title No. 18,015	Property Registry of the District of Sete Lagoas	R$ 669,884.18
São João de Meriti	RJ

Building designated by No. 352, with a built area of 530.00m², registered in the City, under No. 000.299-2, located in the former No. 72 of Rua Nossa Senhora das Graças, former Tavares Guerra, 352 back, 352 house 1, 352 house 3, 352 house 5 and 352 house 7 of Rua Nossa Senhora das Graças, with the other characteristics listed in the property title

		Property Title No. 575	Property Registry Office of the 1st. Official Letter of the said District	R$ 320,776.02
Barra do Pirai	RJ

Store of the Building named Miguel Calixto Saleme, which has No. 10 of Rua Padre Alfredo, corner of Praça Nilo Peçanha and its fractions namely: standalone unit in a private area of 200.20, common use area corresponding to the stand-alone unit 29.07, autonomous unit with built area of 229.07, area of ideal fraction of the land 19.3673, ideal land in percentage 8.4074%, ideal portion in decimal 8.4074, with the building in an area of land with 226.44m2 measuring 15.22m facing Praça Nilo Peçanha, the back in two rows of 4.14m and 11.64m on the border with Rubens Muniz owned property on the left side, also in two lines, one of 7.78m and 4.50m, bordering the property of Maria Manoel Francisco, Antônio Francisco and his wife Julieta Miguel Francisco, Paulina José Moreira, Ivone Francisco Ibraim Arbex and her husband Badilha Farid Francisco and the right at the corner with said Praça Nilo Peçanha, 16.40m on the border with Rua Padre Alfredo

		Property Title No. 490, Book 2-B at page 196	2nd Property Registry of Barra do Piraí/RJ	R$ 683,003.55

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Barra do Pirai	RJ

Store of Building called Miguel Calixto Saleme, which has the No. 10 of Rua Padre Alfredo, corner with Praça Nilo Peçanha, their ideal fractions namely: private area of autonomous unit 203.66 common use area corresponding to the standalone unit 25.61 , total built area of the autonomous unit 229.27, ideal fraction area of the land 19.3673, ideal land in percentage 8.4074%, ideal portion in decimal 8.4074, with the building in an area of land with 226.44m2 measuring 15.22m facing Praça Nilo Peçanha, at the back in two rows of 4.14m and 11.64m, on the border with Rubenz Muniz owned property on the left side, also in two lines, one of 7.78m and 4.50m bordering the property of Maria Manoel Francisco, Antônio Francisco and his wife Julieta Miguel Francisco, Paulina José Moreira, Ivone Francisco Ibraim Arbex and her husband and Badilha Farid Francisco and on the right side, at the corner with Praça Nilo Peçanha, 16.40m on the border with Rua Padre Alredo

		Property Title No. 491, Book 2-B at page 197	2nd Property Registry of Barra do Piraí/RJ
Duque de Caxias	RJ

Commercial Building No. 101, at Avenida Presidente Vargas, Jardim 25 de Agosto, in the first district of the city of Duque de Caxias/RJ, property code No. 1.2.235.014.001, masonry construction, with two floors, with a built area of 2,423.94m2, built on the split-off of lot No. 04, block 76, measuring 24.00m facing said Avenida Presidente Vargas, width of 24.50m in line with the back by 30.60m of the extension of the front to the back by right side, 30.00m by the left side, facing by the right side lot No. 06, by the left with lot No. 03, and in the back with lots 4b, 4c and 4d, with area of 737.00m2

		Property Title 16,870	2nd Judicial Circuit - 5th Office of the District of Duque de Caxias/RJ	R$ 2,039,454.84
Belo Horizonte	MG

Store No. 01, on the ground floor of Edifício Dr. Omar Andrade, Rua dos Otoni No. 883, in the city of the Municipality and District of Belo Horizonte, Minas Gerais, with real private area of 181.03m², real total area of 197.7148m², with all its facilities, improvements and belongings, and its land, ideal fraction of 0.023414, lots 19 and 20 of block 43 of the 6th. urban section

		Property Title No. 62,321	Property Registry Office of the 4th Official Letter of the Belo Horizonte/MG District	R$ 167,365.76
Belo Horizonte	MG

Store No. 02, on the ground floor of Edifício Dr. Omar Andrade, Rua dos Otoni No. 883, in the city of the Municipality and District of Belo Horizonte, Minas Gerais, with real private area of 84.76m², real total area of 92.4881m², with all its facilities, improvements and belongings, and its land, ideal fraction of 0.010845, lots 19 and 20 of block 43 of the 6th. urban section

		Property Title No. 62,322	Property Registry Office of the 4th Official Letter of the Belo Horizonte/MG District	R$ 77,497.77

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Belo Horizonte	MG

Store No. 03, on the ground floor of Edifício Dr. Omar Andrade, Rua dos Otoni No. 883, in the city of the Municipality and District of Belo Horizonte, Minas Gerais, with real private area of 84.76m², real total area of 92.4881m², with all its facilities, improvements and belongings, and its land, ideal fraction of 0.010845, lots 19 and 20 of block 43 of the 6th. urban section

			Property Title No. 62,323	Property Registry Office of the 4th Official Letter of the Belo Horizonte/MG District	R$ 77,497.77
Belo Horizonte	MG

Store No. 04, on the ground floor of Edifício Dr. Omar Andrade, Rua dos Otoni No. 883, in the city of the Municipality and District of Belo Horizonte, Minas Gerais, with real private area of 373.15m², real total area of 407.6648m², with all its facilities, improvements and belongings, and its land, ideal fraction of 0.048435, lots 19 and 20 of block 43 of the 6th. urban section

			Property Title No. 62,324	Property Registry Office of the 4th Official Letter of the Belo Horizonte/MG District	R$ 346,299.34
Curitiba	PR

Land consists of the unification of lots No. 1 to 20 of Block No. 52, Hauer 2-A Plan-Off, of Hauer 2-A, with its front measuring 120.00m facing Rua Frederic Maurer; 110.00m facing Rua Cel. Antonio Ricardo dos Santos; 110.00m facing Rua Pres. Padua Fleuy and 120.00m facing Rua Professora Maria Assumpção, thus with a surface area of 13,200.00m2 containing a warehouse in masonry and brick, covered with tiles, with built area of 10,000.00m2

			Property Title 1,907	the 7th Property Judicial Circuit of the District of Curitiba/PR	R$ 1,642,579.54
Niteroi	RJ	Store 110 at Rua Galvão, 148, Block I, former Box 119, in the city of Niterói/RJ, ideal fraction of 1/142 of useful land domain plus marine, Lot 4,067, tenement of the Federal Government.	Property Title No. 5,406	6th Property Registry of the District of Niterói/RJ	R$ 26,942.38
Niteroi	RJ	Store 111 at Rua Galvão, 148, Block I, former Box 121, in the city of Niterói/RJ, ideal fraction of 1/142 of useful land domain plus marine, Lot 4,067, tenement of the Federal Government.	Property Title No. 5,392	6th Property Registry of the District of Niterói/RJ	R$ 26,942.38
Niteroi	RJ

Store 112 at Rua Galvão, 148, Block I, former Boxes 123, 125 and 127, in the city of Niterói/RJ, ideal fraction of 3/142 of useful land domain plus marine, Lot 4,067, tenement of the Federal Government.

			Property Title No. 5,393	6th Property Registry of the District of Niterói/RJ	R$ 80,827.17
Porto Velho	RO	Urban land lot 719, block 036, sector 003, registry 003-036-719, with an area of 1,260.00m², located in Porto Velho/RO, with a commercial building with a built area of 1,973.64m²	Property Title No. 9,030	2nd Property Registry of the District of Porto Velho/RO	R$ 353,205.91
Rio de Janeiro	RJ	Store "A" of the building located at Rua Cardoso de Moraes, No. 157, in the city of Rio de Janeiro/RJ and its corresponding ideal fraction of 3/100 of its land	Property Title 19,127	6th Property Registry of the District of Rio de Janeiro/RJ	R$ 217,331.34

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Rio de Janeiro	RJ	Store "B" of the building located at Rua Cardoso de Moraes, No. 157, in the city of Rio de Janeiro/RJ and its corresponding ideal fraction of 4/100 of its land	Property Title 19,128	6th Property Registry of the District of Rio de Janeiro/RJ	R$ 289,775.12
São Paulo	SP	A building and its grounds, located at Avenida Paranaguá, No. 1705, at Jardim Matarazzo, in Ermelino Matarazzo District, in the District of São Paulo/SP, with a total area of 1,524.30m2	Property Title No. 115,802	12th Property Judicial Circuit of the District of São Paulo/SP	R$ 1,261,917.45
Rio de Janeiro	RJ

Store A of the building at Avenida 28 de Setembro 192, Andarai district, municipality of Rio de Janeiro/RJ and 6/100 of the land with 02 parking spaces in the underground, the land measuring 23.90m at the front, 22.50m at the left, 6.00m + 1.35m narrowing the land + 22.50m deepening to the right and 11.10m + 6.00m deepening it + 11.45m extending it in the back; facing right with the entrance of Vila 196-A, of Luiz B. Matera, at the left with No. 186 of Francisco M. Teixeira and at the back with the entrance of Vila 196-A and house 2 of the said Vila of Luiz B. Matera and No. 13 of the street Duque de Caxias, of Ernestino A. de Moura

			Property Title 29,748	10th Property Registry of the District of Rio de Janeiro/RJ	R$ 125,786.18
Rio de Janeiro	RJ

Store B of the building at Avenida 28 de Setembro 192, Andarai district, municipality of Rio de Janeiro/RJ and 10/100 of the land with 04 parking spaces in the underground, the land measuring 23.90m at the front, 22.50m at the left, 6.00m + 1.35m narrowing the land + 22.50m deepening to the right and 11.10m + 6.00m deepening it + 11.45m extending it in the back; facing right with the entrance of Vila 196-A, of Luiz B. Matera, at the left with No. 186 of Francisco M. Teixeira and at the back with the entrance of Vila 196-A and house 2 of the said Vila of Luiz B. Matera and No. 13 of the street Duque de Caxias, of Ernestino A. de Moura

			Property Title 29,750	10th Property Registry of the District of Rio de Janeiro/RJ	R$ 209,643.60
Rio de Janeiro	RJ

Store C of the building at Avenida 28 de Setembro 192, Andarai district, municipality of Rio de Janeiro/RJ and 12/100 of the land with 05 parking spaces, the land measuring 23.90m at the front, 22.50m at the left, 6.00m + 1.35m narrowing the land + 22.50m deepening to the right and 11.10m + 6.00m deepening it + 11.45m extending it in the back; facing right with the entrance of Vila 196-A, of Luiz B. Matera, at the left with No. 186 of Francisco M. Teixeira and at the back with the entrance of Vila 196-A and house 2 of the said Vila of Luiz B. Matera and No. 13 of the street Duque de Caxias, of Ernestino A. de Moura

			Property Title 29,752	10th Property Registry of the District of Rio de Janeiro/RJ	R$ 251,572.41
Uberlandia	MG	Land located in Uberlandia, Minas Gerais, at Praça Tubal Vilela, comprising Lot "A", of the Block w/n, with a total area of 1,214.64m²	Property Title No. 72,017	1st Registry of Uberlandia District	R$ 1,616,310.50
Salvador	BA

A property located at Avenida Sete de Setembro No. 797, sub-district of São Pedro in the city of Municipality and District of Salvador, Capital of the State of Bahia, with a built area of 1,478,00m², built in a tenement land to the Mosteiro de São Bento

			Property Title No. 13,497	5th Property Registry of the District of Salvador/BA	R$ 705,852.96

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Palmas	TO

An office building with an area of 335.75m² and a commercial building with a built area of 1,661.05m², built on lot 07-A, of Block ACSE 01, Group 01, with a total area of 2,100.00m², located at Avenida Juscelino Kubitschek, of Palmas allotment

		Property Title No. 34,847	. Property Registry of the District of Palmas	R$ 1,240,748.78
Rio de Janeiro	RJ

Store A, Edifício Lucas Center, located at Avenida Olegario Maciel No. 570, entitled to six (06) parking spaces, four (4) spaces on the ground floor and two (2) spaces in the basement, in the parish of Jacarepaguá, and the corresponding fractions of 0.33267 (store) and 0.00853 (each space) of land designated by lot 1 of the PA. 42457

		Property Title No. 176,592	Property Registry Office of the 9th Office of the Capital District of Rio de Janeiro	R$ 2,017,355.84
Rio de Janeiro	RJ

A commercial building with two floors, for the Banking Branch, located in the Praça Barão da Taquara No. 43, former Praça 25 de Outubro, formerly known as Praça Seca. PARISH - Jacarepaguá, Rio de Janeiro, State Capital of Rio de Janeiro, registration No. FRE 330456 CL 1374

		Property Title No. 36,955	Property Registry Office of the 9th Office of the Capital District of Rio de Janeiro	R$ 671,989.38
Rio de Janeiro	RJ

Store "D", Edifício located at Rua Cupertino Durão No. 219, entitled to 03 parking spaces, 01 in the access floor and 02 in the uncovered high garage floor and its corresponding ideal fraction of 1930/100,000 of its land, registered under No. 1.313.506 CL 6926

		Property Title No. 30,729	Property Registry Office of the 2nd Office of the District of Rio de Janeiro	R$ 242,384.98
Rio de Janeiro	RJ

Store "E", of Edifício located at Rua Cupertino Durão No. 219, entitled to 14 parking spaces, 05 in the access floor and 09 in the uncovered high garage floor and its corresponding ideal fraction of 8270/100,000 of its land

		Property Title No. 30,857	Property Registry Office of the 2nd Office of the District of Rio de Janeiro	R$ 1,038,656.25
Rio de Janeiro	RJ

Store "F", Edifício located at Rua Cupertino Durão No. 219, entitled to 3 parking spaces, 01 in the access floor and 02 in the uncovered high garage floor and its corresponding ideal fraction of 1800/100,000 of its land, FRE No. 1.313.512 CL 6926

		Property Title No. 30,858	Property Registry Office of the 2nd Office of the District of Rio de Janeiro	R$ 226,077.86
Rio de Janeiro	RJ

Store "G", of Edifício located at Rua Cupertino Durão No. 219, entitled to 02 parking spaces, 01 in the access floor and 01 in the uncovered high garage floor and its corresponding ideal fraction of 1420/100,000 of its land, FRE No. 1.313.513 CL 6929

		Property Title No. 30,859	Property Registry Office of the 2nd Office of the District of Rio de Janeiro	R$ 178,342.42
Rio de Janeiro	RJ

Property consisting of building No. 77 of Rua Agostinho Coelho, located in Campo Grande parish, in the City and County of Rio de Janeiro, Judicial District of the State of Rio de Janeiro, with 32 parking spaces, and its land limited by lot No. 1, of PA 39.398

		Property Title No. 141,797	Property Registry Office of the 4th Office of the said District of Rio de Janeiro	R$ 2,169,158.39

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São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as Office 11, located on the 1st Floor - Block A, with a useful area of 1237.60m²

		Property Title No. 115,383	15th Property Registry of São Paulo/SP	R$ 64,062.94
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 222, located on the Floor Basement - Block A, with an area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 115,384	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 223, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 115,385	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 224, located on the Floor Basement - Block A, with an area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 115,386	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 225, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 115,387	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 226, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 115,388	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 227, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 115,389	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 147, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 115,390	15th Property Registry of São Paulo/SP	R$ 1,464.92

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São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 148, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 115,391	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 149, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 115,392	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 150, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 115,393	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 151, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 115,394	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 152, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 115,395	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 153, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 115,396	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 067, located on the Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

		Property Title No. 115,397	15th Property Registry of São Paulo/SP	R$ 1,943.21
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 068, located on the Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

		Property Title No. 115,398	15th Property Registry of São Paulo/SP	R$ 1,943.21

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São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 069, located on the Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

		Property Title No. 115,399	15th Property Registry of São Paulo/SP	R$ 1,943.21
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as Office 31, located on the 3rd Floor - Block A, with a useful area of 1237.60m²

		Property Title No. 101,340	15th Property Registry of São Paulo/SP	R$ 64,062.94
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 183, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,341	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 184, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,342	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 185, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,343	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 186, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,344	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 187, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,345	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 188, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,346	15th Property Registry of São Paulo/SP	R$ 1,790.51

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São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 189, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,347	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 190, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,348	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 191, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,349	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 192, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,350	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 193, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,351	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 194, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,352	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 195, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,353	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 070, located on the Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

		Property Title No. 101,354	15th Property Registry of São Paulo/SP	R$ 1,943.21

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São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 071, located on the Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

		Property Title No. 101,355	15th Property Registry of São Paulo/SP	R$ 1,943.21
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 072, located on the Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

		Property Title No. 101,356	15th Property Registry of São Paulo/SP	R$ 1,943.21
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as Office 41, located on the 4th Floor - Block A, with a useful area of 1237.60m²

		Property Title No. 101,464	15th Property Registry of São Paulo/SP	R$ 64,062.94
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 196, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,465	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 197, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,466	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 198, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,467	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 199, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,468	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 200, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,469	15th Property Registry of São Paulo/SP	R$ 1,790.51

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São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 201, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,470	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 202, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,471	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 203, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,472	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 204, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,473	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 205, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,474	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 206, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,475	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 207, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,476	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 208, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,477	15th Property Registry of São Paulo/SP	R$ 1,464.92

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São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 073, located on the Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

		Property Title No. 101,478	15th Property Registry of São Paulo/SP	R$ 1,943.21
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 074, located on the Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

		Property Title No. 101,479	15th Property Registry of São Paulo/SP	R$ 1,943.21
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 075, located on the Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

		Property Title No. 101,480	15th Property Registry of São Paulo/SP	R$ 1,943.21
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as Office 51, located on the 5th Floor - Block A, with a useful area of 1237.60m²

		Property Title No. 101,840	15th Property Registry of São Paulo/SP	R$ 64,062.94
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 084, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,841	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 085, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,842	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 086, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,843	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 087, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,844	15th Property Registry of São Paulo/SP	R$ 1,790.51

Back to indexã Page 119 in 134

São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 088, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,845	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 089, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,846	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 119, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,847	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 120, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,848	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 121, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,849	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 122, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,850	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 123, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,851	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 124, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,852	15th Property Registry of São Paulo/SP	R$ 1,464.92

Back to indexã Page 120 in 134

São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 125, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,853	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 060, located on the Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

		Property Title No. 101,854	15th Property Registry of São Paulo/SP	R$ 1,943.21
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 061, located on the Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

		Property Title No. 101,855	15th Property Registry of São Paulo/SP	R$ 1,943.21
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 062, located on the Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

		Property Title No. 101,856	15th Property Registry of São Paulo/SP	R$ 1,943.21
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as Office 61, located on the 6th Floor - Block A, with a useful area of 1237.60m²

		Property Title No. 101,676	15th Property Registry of São Paulo/SP	R$ 64,062.94
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 078, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,677	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 079, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,678	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 080, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,679	15th Property Registry of São Paulo/SP	R$ 1,790.51

Back to indexã Page 121 in 134

São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 081, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,680	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 082, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,681	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 083, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,682	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 135, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.03m²

		Property Title No. 101,683	15th Property Registry of São Paulo/SP	R$ 1,450.94
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 136, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.03m²

		Property Title No. 101,684	15th Property Registry of São Paulo/SP	R$ 1,450.94
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 137, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,685	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 138, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,686	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 139, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,687	15th Property Registry of São Paulo/SP	R$ 1,464.92

Back to indexã Page 122 in 134

São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 140, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,688	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 141, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,689	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 063, located on the Basement Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

		Property Title No. 101,690	15th Property Registry of São Paulo/SP	R$ 1,943.21
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 064, located on the Basement Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

		Property Title No. 101,691	15th Property Registry of São Paulo/SP	R$ 1,943.21
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 065, located on the Basement Floor - Block A, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

		Property Title No. 101,692	15th Property Registry of São Paulo/SP	R$ 1,943.21
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as Office 71, located on the 7th Floor - Block A, with a useful area of 1237.60m²

		Property Title No. 101,538	15th Property Registry of São Paulo/SP	R$ 64,062.94
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 096, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,539	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 097, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,540	15th Property Registry of São Paulo/SP	R$ 1,790.51

Back to indexã Page 123 in 134

São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 098, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,541	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 099, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,542	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 100, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,543	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 101, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,544	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 110, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,545	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 111, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,546	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 112, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,547	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 113, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,548	15th Property Registry of São Paulo/SP	R$ 1,464.92

Back to indexã Page 124 in 134

São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 114, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,549	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 127, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,550	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 128, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,551	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 054, located on the Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

		Property Title No. 101,552	15th Property Registry of São Paulo/SP	R$ 1,943.21
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 055, located on the Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

		Property Title No. 101,553	15th Property Registry of São Paulo/SP	R$ 1,943.21
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 056, located on the Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

		Property Title No. 101,554	15th Property Registry of São Paulo/SP	R$ 1,943.21
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as Office 81, located on the 8th Floor - Block A, with a useful area of 1237.60m²

		Property Title No. 101,447	15th Property Registry of São Paulo/SP	R$ 64,062.94
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 090, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,448	15th Property Registry of São Paulo/SP	R$ 1,790.51

Back to indexã Page 125 in 134

São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 091, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,449	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 092, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,450	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 093, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,451	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 094, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,452	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 095, located on the Floor Basement - Block A, with a useful area of 12.66m², common area 21.93m², resulting in a total area of 34.59m²

		Property Title No. 101,453	15th Property Registry of São Paulo/SP	R$ 1,790.51
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 102, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,454	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 103, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,455	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 104, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

		Property Title No. 101,456	15th Property Registry of São Paulo/SP	R$ 1,464.92

Back to indexã Page 126 in 134

São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 105, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

			Property Title No. 101,457	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 106, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

			Property Title No. 101,458	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 107, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

			Property Title No. 101,459	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 108, located on the Floor Basement - Block A, with a useful area of 10.36m², common area 17.94m², resulting in a total area of 28.30m²

			Property Title No. 101,460	15th Property Registry of São Paulo/SP	R$ 1,464.92
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 057, located on the Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

			Property Title No. 101,461	15th Property Registry of São Paulo/SP	R$ 1,943.21
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 058, located on the Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

			Property Title No. 101,462	15th Property Registry of São Paulo/SP	R$ 1,943.20
São Paulo	SP

• Property located at Av. Jurubatuba, No. 73, in the city of São Paulo / SP, part of Edifício Morumbi Plaza, consisting of the unit described as parking space 059, located on the Floor - Block B, with a useful area of 10.36m², common area 27.18m², resulting in a total area of 37.54m²

			Property Title No. 101,463	15th Property Registry of São Paulo/SP	R$ 1,943.21
São Paulo	SP

Land consisting of Avenida Gustavo Adolfo and Rua Ernesto Eugênio Pleaded, following the alignment of Rua Ernesto Eugênio Piedade, over a distance of 35.10 meters, at that point deflects left and follows facing Maria Piedade, over a distance of 20.90 meters, then deflects left and follows over a distance of 16.00 meters, at that point deflects to the right and follows over a distance of 20.00 meters, facing Maria Piedade, then deflects to the left and follows the alignment of Rua José Antônio da Silva, former Rua "A", over a distance of 17.40 meters, then deflects left and follows the alignment of Avenida Gustavo Adolfo, over a distance of 37.80 meters meeting the starting point, closing the perimeter, enclosing an area of 1,059.62 square meters, and under No. Av-3 of the same property title on the land in which was built a commercial building with two floors under No. 2,904 of Avenida Gustavo Adolfo, corner with Rua José Antônio da Silva, No. 197, and Rua Ernesto Eugênio Piedade, with a built area of 636.90 square meters

			PROPERTY TITLE No. 105,856	15th Official Property Registry of the District of the State Capital of São Paulo - SP	R$ 925,707.04
Belo Horizonte	MG

Autonomous unit # 01, consisting of one-story store and its mezzanine, designated as No. 01, eight parking spaces from No. 01 to 09, corresponding to it, total area of 810.21 m² and an ideal fraction of 2.74% of the land, a unit that is located at Edificio Miraflori, at Rua Guajaca, 40, built in lots No. 1-c and 1-b, block 30, in the 4th urban section with area, limits and boundaries of its plan-off

			Property Title No. 33,908	2nd Property Registry of the District	R$ 1,183,652.74
Belo Horizonte	MG	Store and Mezzanine with 922.73m² of area and 902,76m² of built area and its ideal fraction of the land with limits and boundaries according to the plan-off	Property Title No. 64,207	6th Official Property Registry	R$ 1,421,879.09
Belo Horizonte	MG	Parking space No. G-301 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,621	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-302 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,622	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-303 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,623	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-304 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,624	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-305 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,625	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-306 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,626	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-307 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,627	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-308 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,628	6th Official Property Registry	R$ 14,974.84

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Belo Horizonte	MG	Parking space No. G-309 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,629	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-310 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,630	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-311 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,631	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-312 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,632	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-313 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,633	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-314 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,634	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-315 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,635	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-316 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,636	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-317 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,637	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-318 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,638	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-319 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,639	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-320 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,640	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-321 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,641	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-322 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,642	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-323 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,643	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-324 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,644	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-325 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,645	6th Official Property Registry	R$ 14,974.84

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Belo Horizonte	MG	Parking space No. G-326 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,646	6th Official Property Registry	R$ 14,974.84
Belo Horizonte	MG	Parking space No. G-327 with a private area of 23.96m² and its respective ideal fraction of the land with limits and boundaries according to the plan-off.	Property Title No. 64,647	6th Official Property Registry	R$ 14,974.84
Campinas	SP

1st Floor STORE, at the condominium "Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 403.66m² (common) 161.90 m², total 565.56m² and fraction of the land 56556/835210 (this being a pavement linked to parking spaces Nos 01, 02 and 03 respectively located on the 1st basement)

			Property Title No. 137,123	2nd Property Registry Service	R$ 1,621,762.79
Campinas	SP

Mezzanine of the condominium "Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 198.65m² (common) 79.48m², total 278.13m² and fraction of the land 27813/835210 (this being a pavement linked to parking spaces Nos 04 and 05 respectively located on the 1st basement)

			Property Title No. 137,124	2nd Property Registry Service	R$ 521,696.09
Campinas	SP

2nd Floor STORE, at the condominium "Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 475.77m² (common) 189.84 m², total 665.61m² and fraction of the land 66561/835210 (this being a pavement linked to parking spaces Nos 06 and 07 respectively located on the 1st basement)

			Property Title No. 137,125	2nd Property Registry Service	R$ 831,226.04
Campinas	SP

3rd Floor STORE, at the condominium "Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 329.81m² (common) 131.63 m², total 461.44m² and fraction of the land 66561/835210 (this being a pavement linked to parking spaces Nos 08 and 09 respectively located on the 1st basement)

			Property Title No. 137,126	2nd Property Registry Service	R$ 576,917.46
Campinas	SP

4th Floor STORE, at the condominium "Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 362.51m² (common) 144.67 m², total 507.18m² and fraction of the land 66561/835210 (this being a pavement linked to parking spaces Nos 10 and 11 respectively located on the 1st basement)

			Property Title No. 137,127	2nd Property Registry Service	R$ 633,592.01
Campinas	SP

Parking space No. 01 located at the 1st basement of the condominium “Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 20.00m² common 3.95m² total of 23.95m² and fraction on the ground 2395/835210 (linked to the 1st floor STORE)

			Property Title No. 138,301	2nd Property Registry Service	R$ 13,997.30

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Campinas	SP

Parking space No. 02 located at the 1st basement of the condominium “Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 20.00m² common 3.95m² total of 23.95m² and fraction on the ground 2395/835210 (linked to the 1st floor STORE)

		Property Title No. 138,302	2nd Property Registry Service	R$ 13,997.30
Campinas	SP

Parking space No. 03 located at the 1st basement of the condominium “Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 20.00m² common 3.95m² total of 23.95m² and fraction on the ground 2395/835210 (linked to the 1st floor STORE)

		Property Title No. 138,303	2nd Property Registry Service	R$ 13,997.30
Campinas	SP

Parking space No. 04 located at the 1st basement of the condominium “Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 20.00m² common 3.95m² total of 23.95m² and fraction on the ground 2395/835210 (linked to the Mezzanine)

		Property Title No. 138,304	2nd Property Registry Service	R$ 13,997.30
Campinas	SP

Parking space No. 05 located at the 1st basement of the condominium “Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 20.00m² common 3.95m² total of 23.95m² and fraction on the ground 2395/835210 (linked to the Mezzanine)

		Property Title No. 138,305	2nd Property Registry Service	R$ 13,997.30
Campinas	SP

Parking space No. 06 located at the 1st basement of the condominium “Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 20.00m² common 3.95m² total of 23.95m² and fraction on the ground 2395/835210 (linked to the 2nd floor STORE)

		Property Title No. 138,306	2nd Property Registry Service	R$ 13,997.30
Campinas	SP

Parking space No. 07 located at the 1st basement of the condominium “Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 20.00m² common 3.95m² total of 23.95m² and fraction on the ground 2395/835210 (linked to the 2nd floor STORE)

		Property Title No. 138,307	2nd Property Registry Service	R$ 13,997.30
Campinas	SP

Parking space No. 08 located at the 1st basement of the condominium “Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 20.00m² common 3.95m² total of 23.95m² and fraction on the ground 2395/835210 (linked to the 3rd floor STORE)

		Property Title No. 138,308	2nd Property Registry Service	R$ 13,997.30
Campinas	SP

Parking space No. 09 located at the 1st basement of the condominium “Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 20.00m² common 3.95m² total of 23.95m² and fraction on the ground 2395/835210 (linked to the 3rd floor STORE)

		Property Title No. 138,309	2nd Property Registry Service	R$ 13,997.30

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Campinas	SP

Parking space No. 10 located at the 1st basement of the condominium “Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 20.00m² common 3.95m² total of 23.95m² and fraction on the ground 2395/835210 (linked to the 4th floor STORE)

		Property Title No. 138,310	2nd Property Registry Service	R$ 13,997.30
Campinas	SP

Parking space No. 11 located at the 1st basement of the condominium “Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 20.00m² common 3.95m² total of 23.95m² and fraction on the ground 2395/835210 (linked to the 4th floor STORE)

		Property Title No. 138,311	2nd Property Registry Service	R$ 13,997.30
Campinas	SP

Parking space No. 12 located at the 1st basement of the condominium “Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 20.00m² common 3.95m² total of 23.95m² and fraction on the ground 2395/835210 (linked to the 5th floor STORE)

		Property Title No. 139,719	2nd Property Registry Service	R$ 22,912.58
Campinas	SP

Parking space No. 13 located at the 1st basement of the condominium “Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 20.00m² common 3.95m² total of 23.95m² and fraction on the ground 2395/835210 (linked to the 5th floor STORE)

		Property Title No. 139,720	2nd Property Registry Service	R$ 22,912.58
Campinas	SP

5th Floor STORE, at the condominium "Edificio Banco de Boston" located at Avenida Francisco Glicerio No. 1422 (store) and 1424 in this city 2nd property district with the following useful areas of 362.51m² (common) 144.67 m², total 507.18m² and fraction of the land 50718/835210 (currently linked to parking spaces Nos 12 and 13 respectively located on the 1st basement)

		Property Title No. 139,721	2nd Property Registry Service	R$ 513,040.22

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Campinas	SP

Autonomous unit designated as "6th Floor" of the building "Banco de Boston" located at the sub district No. 2 of the city, Avenida Francisco Glicério No. 1422 (store) and 1424 with 375.85m², 308.90m² for the private area, with hall, three toilets, place for air conditioning and 66.95 m² for the common parts, with stairs, ante-chamber, duct of ante-chamber, garbage compartment, hall, three wells for lifts (one closed) with parking spaces Nos 14 and 15 (linked to the 6th floor, each with 20 m² of private area and located on the 1st basement, as the private and common areas around the building, the pavement mentioned herein can thus be discriminated: useful area of 308.90 m², common area 308.90 m², common area 123.20m², total area of 432.10m² and ideal fraction interest in the land of 43,210/835,210 in turn, and in view of the private and common areas of all building, each parking space can be broken down into: floor area of 20m², common area of 3.95m², total area of 23.95m² and land fraction of 2395/835210

		Property Title No. 41,771	2nd Property Registry Service	R$ 509,488.13
Campinas	SP

Autonomous unit designated as "7th floor" of the building "Banco de Boston" located at the sub district No. 2 of the city, Avenida Francisco Glicério No. 1422 (store) and 1424 with 408.55m², 339.28m² for the private area, with hall, three toilets, place for air conditioning and 66.95 m² for the common parts, with stairs, ante-chamber, duct of ante-chamber, garbage compartment, hall, three wells for lifts (one closed) with parking spaces No. 16, 17, 18 and 19 (linked to the 7th floor, each with 20 m² of private area and located on the 1st basement, as the private and common areas around the building, the pavement mentioned herein can thus be discriminated: useful area of 339.28 m², common area 308.90 m², common area 135.27m², total area of 474.55m² and ideal fraction interest in the land of 47,455/835,210 in turn, and in view of the private and common areas of all building, each parking space can be broken down into: floor area of 20m², common area of 3.95m², total area of 23.95m² and land fraction of 2395/835210

		Property Title No. 41,772	2nd Property Registry Service	R$ 594,962.25
Campinas	SP

The Group No. 801 located in the "8th Floor" at the "Edificio Banco de Boston" located at Avenida Francisco Glicério No. 1422 (store) and 1424 has a useful area of 73.07m², common area of 29.08 m², total area of 102.15m² and ideal fraction of the land of 10,215/835,210.

		Property Title No. 46,834	2nd Property Registry Service	R$ 108,677.26
Campinas	SP

The Group No. 802 located in the "8th Floor" at the "Edificio Banco de Boston" located at Avenida Francisco Glicério No. 1422 (store) and 1424 has a useful area of 60.35m², common area of 24.04 m², total area of 89.39m² and ideal fraction of the land of 8,439/835,210.

		Property Title No. 46,835	2nd Property Registry Service	R$ 90,668.44

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Campinas	SP

The Group No. 803 located in the "8th Floor" at the "Edificio Banco de Boston" located at Avenida Francisco Glicério No. 1422 (store) and 1424 has a useful area of 83.43m², common area of 33.35m², total area of 116.78m² and ideal fraction of the land of 11,678/835,210.

		Property Title No. 46,836	2nd Property Registry Service	R$ 123,324.53
Campinas	SP

The Group No. 804 located in the "8th Floor" at the "Edificio Banco de Boston" located at Avenida Francisco Glicério No. 1422 (store) and 1424 has a useful area of 61.18m², common area of 24.24m², total area of 85.42m² and ideal fraction of the land of 8,542/835,210.

		Property Title No. 46,837	2nd Property Registry Service	R$ 91,771.75
Campinas	SP

The Group No. 802 located in the "8th Floor" at the "Edificio Banco de Boston" located at Avenida Francisco Glicério No. 1422 (store) and 1424 has a useful area of 60.35m², common area of 24.04 m², total area of 89.39m² and ideal fraction of the land of 8,439/835,210.

		Property Title No. 46,838	2nd Property Registry Service	R$ 57,884.04
Campinas	SP

The Group No. 806 located in the "8th Floor" at the "Edificio Banco de Boston" located at Avenida Francisco Glicério No. 1422 (store) and 1424 has a useful area of 47.55m², common area of 19.07m², total area of 66.62m² and ideal fraction of the land of 6,662/835,210.

		Property Title No. 46,839	2nd Property Registry Service	R$ 72,377.88
São Paulo	SP

Store No. 01, located partially on the ground floor and partially on the mezzanine of Edifício Bom Retiro Business Center, located at Rua Ribeiro de Lima, No. 282, in the 15th Sub district – Bom Retiro, with the private area of 149.620m² and common area of 326.157m²", with total area of 475.777m², corresponding to an ideal fraction of 2.4085% in the condominium land, entitled to 14 parking spaces, located on the ground floor, to park 14 passenger cars, in an indeterminate manner

		Property Title No. 123,317	8th Official Property Registry of São Paulo/SP	R$ 2,146,746.66
São Paulo	SP

Store No. 02, located partially on the ground floor and partially on the mezzanine of Edifício Bom Retiro Business Center, located at Rua Ribeiro de Lima, No. 282, in the 15th Sub district – Bom Retiro, with the private area of 159.240m² and common area of 349.334m²", with total area of 508.574m², corresponding to an ideal fraction of 2.5574% in the condominium land, entitled to 15 parking spaces, located on the ground floor, to park 15 passenger cars, in an indeterminate manner

		Property Title No. 123,318	8th Official Property Registry of São Paulo/SP	R$ 2,146,746.67
São Paulo	SP

Store No. 03, located partially on the ground floor and partially on the mezzanine of Edifício Bom Retiro Business Center, located at Rua Ribeiro de Lima, No. 282, in the 15th Sub district – Bom Retiro, with the private area of 166.070m² and common area of 349.740m²", with total area of 515.810m², corresponding to an ideal fraction of 2.6353% in the condominium land, entitled to 15 parking spaces, located on the ground floor, to park 15 passenger cars, in an indeterminate manner

		Property Title No. 123,319	8th Official Property Registry of São Paulo/SP	R$ 2,146,746.67
Total Book Value				R$ 635,129,092.82

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Evaluation Report of the shareholders' equity of HSBC Bank to be transferred to Banco Bradesco S.A. and work and remuneration proposals of KPMG Auditores Independentes

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KPMG

HSBC BANK BRASIL S.A. – BANCO MULTIPLO

Professional services proposal

Audit

August 30th, 2016

kpmg.com/BR

KPMG Auditores Independentes

Av. Dionysia Alves Barreto, 500 - 10º andar - Cj. 1001 - Centro

06086-050 – Osasco, SP - Brazil

Caixa Postal 79518

04707-970 - São Paulo/SP - Brazil

Phone: +55 (11) 2856-5300 – Fax: +55 (11) 2856-5320

www.kpmg.com.br

To

HSBC Bank Brasil S.A. – Banco Múltiplo

Curitiba - PR

August 30th, 2016

Att.: Mr. Marcelo Santos Dall’Occo

Dear Sirs/Madams:

We are pleased to present the proposal from KPMG Auditores Independentes (KPMG) for the provision of audit services for issuing an appraisal report of the book value of equity of HSBC Bank Brasil S.A. – Banco Múltiplo, a financial institution belonging to the Bradesco Organization, and hereinafter referred to as [“HSBC Bank Brasil”].

This proposal is aimed to confirm our agreement on the terms and goals of our engagement, in addition to the nature and scope of the services to be provided. It also demonstrates that KPMG will make available all the resources necessary to serve you with the professionalism and technical capacity required for performing the audit.

We will be pleased to schedule a meeting to present the services or provide further information should you find it convenient.

Best Regards,

André Dala Pola

Partner

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

2

Contents

1 - Audit approach	4
2 - Reports to be issued	6
3 - Fees	7
II - Other terms and conditions for contracting our audit services
5 - Acceptance	10

Appendix I - Terms and conditions for contracting the services

Appendix II - General terms and conditions for invoicing the services

3

1 - Audit approach

Nature and scope of the services

1.     Shareholders’ Equity Appraisal Report. Appraisal of the book value of equity (“book value appraisal report”) of HSBC Bank Brasil S.A., on the base date of July 31st, 2016, in accordance with the Brazilian GAAP, applicable to the institutions authorized to operate by the Brazilian Central Bank, aimed at spinning-off HSBC Bank Brasil S.A. for Banco Bradesco S.A., Bradesco Leasing S.A. - Arrendamento Mercantil and Banco Bradesco Cartões S.A.

As part of our audit process, for the purpose of issuing the appraisal report at book value, we will request from Management and, when appropriate, those in charge of governance, a written confirmation of the representations made to us.

Our audit will be performed in accordance with technical announcement CTA 20, approved by the Federal Accounting Council (CFC), which provides for the application of procedures of an audit examination of the shareholders’ equity of the institution, and the Brazilian and international audit standards, and complemented, when necessary, with the policies of KPMG.

Our responsibility is to express an opinion about the book value of the shareholders’ equity of HSBC Bank Brasil on July 31st, 2016 based on the works performed in accordance with technical announcement CTA 20, approved by the CFC, which provides for the application of audit examination procedures on the shareholders’ equity.

4

As a result of inherent limitations of internal controls, the fact that the audit is performed on sample basis and that can be other limitations in an audit, a audit examination does not absolutely guarantee that do not exist in the financial statements, improprieties arising from fraud, irregularity or error.

During the performance of our works, we may learn about topics related to internal control deficiencies or areas of its operations in which it is possible to improve the efficiency of controls. We will keep Management informed about major topics through a specific report.

As required by professional audit standards, the assessment of internal controls is solely performed to determine the nature, extent and period of performance of other audit tests. Therefore, we are neither being hired to analyze the internal controls of HSBC Bank Brasil nor to issue reports on these.

We believe that the information, records and documents necessary for preparing the review will be made available to us. The cooperation of Management by timely providing such records, documents, information and support, as agreed, is of paramount importance in the preparation of our report on the specified date. As part of our review process, we will request from Management a written confirmation of the representations made to us.

5

2 - Reports to be prepared

As a result of our works, we will prepare the following documents:

•         Appraisal report of the book value of equity prepared based on the accounting books on July 31st, 2016 for HSBC Bank Brasil S.A. – Banco Múltiplo, in accordance with the Brazilian GAAP, applicable to the institutions authorized to operate by the Brazilian Central Bank; and

•         A free translation into English of the appraisal report of the book value of equity of HSBC Bank Brasil S.A. – Banco Múltiplo is provided for the base date of July 31st, 2016.

The dates for the delivery of the reports described will be defined separately with you.

6

3 - Fees

For the performance of the services described in this proposal, HSBC Bank Brasil will pay KPMG fees in the amount of two hundred, ninety seven thousand and eighty three reais (R$297,083), which include, exclusively:

1.      Compensation for the works to be performed by the several professional categories that shall be involved in the performance of same.

2.      The taxes (ISS, PIS and COFINS) applicable pursuant to the legislation in force on the execution date of this proposal. In addition, the Parties agree that any increase in the taxes will be automatically passed on to HSBC Bank Brasil, aimed to maintain the economic and financial balance set forth in this contract.

3.      Payment of common expenses incurred by KPMG for the performance of the services proposed herein. Common expenses, as defined by this provision, are usual expenses, such as those incurred with telephone calls, photocopies, infrastructure, food and transportation, provided that they are made in urban areas where KPMG has offices.

The total net amount of the fees above, as acknowledged by the parties, shall be paid fifteen (15) working days after the execution date of this document.

The fees agreed herein do not include:

a.       Extraordinary expenses, as defined pursuant to the terms of this instrument, extraordinary expenses are those incurred with travel and hotel, as well as those incurred outside urban areas where KPMG has offices, whether with food, transportation, photocopies, etc. Therefore, extraordinary expenses are the sole responsibility of HSBC Bank Brasil, which, pursuant to the dates and locations previously agreed with KPMG, shall provide for any measures necessary, such as air ticket and hotel reservations, delivery of the respective vouchers to KPMG professionals, payment to the providers of such services, or reimbursement to KPMG of expenses not previously scheduled.

Should KPMG fail to carry out any trip or perform the corresponding service due to a default by Bradesco in providing for the acts indicated above, HSBC Bank Brasil will be the sole responsible for any losses or damages.

b.       Inflationary expectations, in compliance with the provisions of the legislation in force and taking into account that the stability currently verified in the price indices will remain up to the respective settlements.

Therefore, our fees will be readjusted annually, in accordance with the General Price Index - Market, prepared by Fundação Getúlio Vargas (IGP-M/FGV), and, should it be suppressed or eliminated, same shall be replaced with a readjustment index as permitted by Law, with similar composition and breadth, as a way of preserving the economic value of the amounts contracted, so as not to allow it to devalue as a result of the inflation. However, we reserve the right to automatically apply any legal superseding provision that may authorize the indexation of agreements in a period shorter than one year.

c.       Unusual circumstances taking place over the duration of the agreement, such as, but not limited to, the unavailability of information required for the performance of the services, the need of rework caused by HSBC Bank Brasil or its associates, or other circumstances requiring an additional or extraordinary commitment or effort by KPMG. Should this type of circumstance be observed by KPMG, we will inform you about that and, in this case, the parties will reach an agreement, in order to prevent KPMG from unilaterally bear the consequences of such unforeseen events.

d.      Additional services. If requested by you, any additional services, such as enquiries involving the specific research or study of issues that are not included in this proposal, will be charged separately, in accordance with the time effectively spent, and same will be agreed with you in advance.

We would like to clarify that any delay in the payment of any installment will automatically result in the obligation by HSBC Bank Brasil of adding the following to the regular amount: (I) a late charge in the amount of two percent (2%) on the invoice

7

amount; (ii) interest on arrears equivalent to the rate in force for a default in the payment of income taxes owed to the Brazilian National Treasury (Selic); and (iii) should the rate in force for a default in the payment of taxes owed to the Brazilian National Treasury fail to include an adjustment for inflation, such an adjustment shall be added to the regular amount based on the General Price Index - Market, prepared by Fundação Getúlio Vargas (IGP-M/FGV), and, should it be suppressed or eliminated, same shall be replaced with a readjustment index as permitted by Law, with similar composition and breadth, as a way of preserving the economic value of the amounts contracted, so as not to allow it to devalue as a result of the inflation.

In any event in which the economic and financial balance set forth by this agreement is impacted, the parties shall agree on the adjustment necessary to reestablish such balance, and any impasse will constitute a fair reason for terminating the agreement set forth based on this proposal, regardless of any penalty.

In light of the nature of the services described herein, the enforceability of the installments in favor of KPMG, provided for in this section, shall not require proof of performance of specific consideration, simply depending on the claim of existence of the agreement set forth as a result of this proposal, without prejudice to the right of HSBC Bank Brasil to demand, through the appropriate means, the complete fulfillment of KPMG's specific considerations, in view of any default, pursuant to specific execution.

Finally, the scope of KPMG's services does not include any requests for further information by regulators. Such requests may (or may not) arise after the delivery of our report. Should that be the case, we may be required to work additional hours that are not included in our above-mentioned estimate.

8

II - Other terms and conditions for contracting our audit

services

Appendix I

The document entitled “Terms and Conditions for Contracting Our Services” is an integral part of this Proposal. In the event of inconsistency between the provisions of the document entitled “Terms and Conditions for Contracting Our Services” and this instrument, the terms and conditions of the latter will prevail.

9

5 - Acceptance

The conditions of this offer are valid for thirty (30) working days, as of its issuance.

Should HSBC Bank Brasil S.A. – Banco Múltiplo (“HSBC Bank Brasil”) be interested in contracting the audit services of KPMG Auditores Independentes, it shall express its acceptance of this proposal pursuant to the return of a copy duly signed by its representative, including their initials on each page of same.

Should HSBC Bank Brasil fail to express its acceptance as indicated, but should it authorize the beginning of the services that are the object hereof, either orally or in writing and without expressly recording any restriction to the terms and conditions herein, such act shall represent the implied acceptance by HSBC Bank Brasil of any terms and conditions set forth herein and, therefore, the contractual relationship that will be established between the parties shall be regulated, under any circumstances, by this document.

HSBC Bank Brasil, hereby agrees to the terms and conditions of this proposal and contracts KPMG Auditores Independentes to carry out the works described in this instrument, in accordance with the conditions set forth herein. This document supersedes all previous understandings and agreements between the parties regarding the matters that are the object of this proposal. Any changes to the terms herein shall be formally made in writing and will be effective only should the document be duly signed by the authorized representatives of the parties.

10

The agreement made pursuant to the terms of this proposal will be governed and construed in accordance with the laws of the Federative Republic of Brazil, and the jurisdiction to settle any disputes between KPMG and HSBC Bank Brasil, based on the express will of the parties, will irrevocably be the jurisdiction of the Judicial District of São Paulo (“Comarca do Município de São Paulo”), in the state of São Paulo.

KPMG Auditores Independentes						HSBC Bank Brasil

Engagement partner’s signature:						Signature:

Name:	André Dala Pola					Name:

Title:

Date:	08	/	30	/	16	Date of approval:	08	/	30	/	16

Witnesses:

1.						2.
Name:						Name:
Individual Taxpayer Identification Number (CPF/MF):						Individual Taxpayer Identification Number (CPF/MF):

11

Appendix I - Terms and conditions for contracting the services

This document is an integral part of the attached

Proposal. In case of inconsistency between that set

forth herein and the Proposal, the terms and

conditions of this document shall prevail, unless the

Proposal explicitly amends one of the provisions of

this document.

1 - Definitions

The meanings of words and phrases below shall

apply when used in these Engagement Terms and Conditions:

• CLIENT: The Proposal addressee(s), which can

also be identified or referred to as “Company

(s)”, “Partnership (s)”, or any abbreviation of the

Company or Partnership entity name.

• Data: The data, documents, materials or other

tangible or intangible information related to the

Services.

• KPMG: The partnership identified in the Proposal

letterhead, which is a Brazilian entity and a member

firm of the KPMG global network of

independent member firms affiliated with KPMG

International, a Swiss cooperative that does not

provide services to clients.

• Proposal: The proposal for KPMG services to

which this document must be attached.

• Representatives: The partners, employees,

consultants, sub - contractors and agents of

KPMG.

• Result (s) of the Services and / or product (s)

of the Services: Any materials developed by KPMG

for the CLIENT due or result of service.

• Services: The services to be provided by KPMG

as described in the Proposal.

2 - Services and responsibilities of parties

2.1 – Services

a. Our services will be conducted in accordance with applicable auditing standards, supplemented, whenever necessary, by KPMG’s policies.

b. During the course of our work, matters may come to our attention related to weaknesses in internal controls or areas where it may be possible to improve the efficiency or effectiveness of your operations. We will report any such matters of significance to Management and/or those charged with governance in a management report.

c. As required by professional auditing standards, the examination of internal controls, when applicable, is performed exclusively to determine the nature, extent and timing of our other audit procedures. Therefore, we are not being engaged to report on the internal control structure of CLIENT, nor to issue a report on these controls.

d. We point out that the events and circumstances listed below are inherent to an audit and/or review of financial statements, review of interim financial information and audit or review of reporting package, as applicable based on the scope of work defined in this engagement letter, and may not, in any case, be considered as an inadequacy or deficiency in the performance of our services:

d.1 Our services are performed on a sampling

basis and due to this fact and other

limitations inherent to the audit and/or the

review, as well as the limitations inherent to

any internal control system, it is possible

that even a significant failure in the financial,

interim financial information and/or reporting

package may not be detected.

d.2 The scope of the work proposed herein does not include an obligation to detect fraud in the operations, processes, records and documents to which KPMG may have access as a result, of or arising from the performance of the services. Nevertheless, in the event we conclude on the existence of fraud, the cases will be immediately reported to the Management of CLIENT and/or those charged with governance, regulators and Group Auditors, when applicable.

d.3 The scope of an audit and/or a review does not include serving personal or specific interests and is related to legal, regulatory and ethical issues that require that work be performed in an independent manner.

d.4 Brazilian tax legislation is complex and very often the same provision can be interpreted in more than one way. KPMG seeks always to be up-todate in relation to the various interpretative tendencies, in order to permit an ample evaluation of the alternatives and risks involved. Accordingly, it is inevitable that there may be interpretations of the law that are different from ours. Under these circumstances, neither KPMG, nor any other firm, can give CLIENT total assurance that it will not be questioned by third parties or even assessed additional taxes by tax authorities.

d.5 There are circumstances in which misstatements arising from the documentation of the internal controls or of the accounting records impose the need to include qualifications in the auditor’s report, clearly informing the reader of specific aspects of or limitations in the information contained in the audited financial statements, reviewed interim financial information and/or audited reporting package. Depending on the gravity of the weaknesses, the audit may be concluded with a report containing a disclaimer of opinion or an adverse opinion by the auditor on the financial statements, review of interim financial information and/or reporting package. In the specific case of a review of interim financial information, when applicable, since there is no legal responsibility or regulation for the issuance of the report, we will communicate, in writing, to the appropriate level of management and those charged with governance the reason why the review did not can be completed.

d.6 Our audit and/or review will be conducted on the basis that Management and those charged with governance, acknowledge and understand that they have responsibility:

a. For the preparation and fair presentation of the financial statements, interim financial information and/or reporting package, in accordance with accounting practices as applicable based on the scope of work defined in this engagement letter.

b. For such internal controls as Management determines are necessary to enable the preparation of financial statements, interim financial information and/or reporting package, as applicable based on the scope of work defined in this engagement letter, that are free from material misstatement, whether due to fraud or error.

c. To provide us with:

i.    access to all significant information Management is aware of to prepare financial statements interim financial information and/or reporting package, as applicable based on the scope of work defined in this engagement letter, such as records, documents and other matters;

ii.   additional information the auditor may request from Management for audit and/or review purposes; and

iii. unrestricted access to the entity’s personnel the auditor considers to be necessary to obtain audit and/or review evidence.

d. As part of our audit process, we will request from Management, and those charged with governance, (as appropriate), written confirmation concerning representations made to us in connection with our services.

e.  The CLIENT shall be solely responsible for its employees’ and agents’ performance and for the accuracy and integrity of the data and information provided to us for the purposes of rendering the services described in this proposal. KPMG will not be held responsible, in any case, or endure damages or losses resulting or arising from the untimely presentation of information by CLIENT which may prejudice the regular course of the audit or the results of the audit, nor will KPMG bear such damages or losses. KPMG will neither be held responsible for the quality or sufficiency of the documents, the main and auxiliary accounting records and the information which is provided at the request of KPMG.

f. Our services may include recommendations. However, the decisions in respect of the implementation of these recommendations are the full responsibility of CLIENT. Thus, in the capacity of a service provider, KPMG will not be responsible for any act or practice of anagement that CLIENT may adopt based on, or as a result of, information, opinions and/or conclusions and reports resulting or arising from the services proposed herein, nor for inadequate or unauthorized use that CLIENT may make of them directly or indirectly or facilitate third

parties to do so.

g. If CLIENT is interested in engaging the audit and/or the review services of KPMG and provided that there is no impediment, KPMG will perform the services in accordance with this proposal and the rules established by relevant laws and the regulatory procedures issued by the authorities which regulate the activities of CLIENT, when applicable, and Brazilian professional organizations, employing a sufficient number of qualified professionals, for whom CLIENT must provide the appropriate and indispensable infrastructure needed for the performance of the services.

h. The matters which must be communicated to those responsible for governance in the general supervision of the financial reporting process, in accordance with the applicable auditing standards, include significant issues resulting from the audit or review of the financial statements, review of the interim financial information and/or reporting package, as applicable based on the scope of work defined in this engagement letter, which are relevant to governance.

i.    Auditing and/or review standards do not require that the independent auditor plan procedures aiming at identifying supplementary matters to communicate to those responsible for governance.

j.      The independent auditor may have to communicate certain matters required by law or regulations, due to specific agreement with the entity, or due to further requirements applicable to audit and/or review work, when applicable.

k. The scope of this work does not include work related to any securities offering. Thus, the audit report and other documents and materials we issue to the CLIENT by reason of this contract shall not be referred to or used in connection with any offering of securities of any kind in any jurisdiction without hiring specifies services for this purpose separately.

2.2  - Labor responsibilities of KPMG

a.       Labor and social security/medical obligations pertaining to professionals who represent KPMG before the CLIENT by virtue of service, are solely the responsibility of KPMG, which undertakes to keep the CLIENT always free from any claim, complaint and claims arising from professional relationships established between the CLIENT and the representatives of KPMG, and shall assume, at its sole expense, the defense of the CLIENT actions that may result from such claims, complaints and claims, notwithstanding the duty to indemnify you in the event our intervention as set forth herein proves to be impossible, ineffective or insufficient.

3      - Engagement team

a.       KPMG may, in its sole discretion at any time replace the professionals listed in the Proposal by others with similar experience.

4      - Acceptance of the services results

a.     The contents of the aforementioned reports will be discussed with the Management of CLIENT, before issuing the final report. In the absence of any pronouncement on the part of CLIENT within 30 days of the delivery of the reports by KPMG to CLIENT, the report will be considered as accepted and the unreasonable non-acceptance will be considered as an automatic assumption by CLIENT of total, unrestricted responsibility for each and every effect arising from the nonacceptance of the reports that may be prejudicial to CLIENT, to KPMG or to third parties.

5      - Ownership and use of the results

a.     In order to be able to provide better services, we have created, acquired or already use various concepts, methodologies and techniques, models, standards, software, operator interfaces or screen designs, as well as general advisory and software tools and systems operation methods, coherence and logic (collectively denominated “KPMG Property”). We retain all the rights to ownership of the KPMG Property. Therefore, no interest in or right to such property may be claimed by CLIENT. Additionally, regardless of the acceptance or not of this proposal by CLIENT, we shall be free to offer services of any type to any other party, as we consider appropriate, and we may use the KPMG Property for that purpose. We recognize that the KPMG Property will not include any part of your confidential information nor your tangible or intangible property and we shall have no right to the property of CLIENT.

b.    Acceptance of this proposal will imply recognition and agreement by CLIENT that any advice, recommendation or information provided by us, in relation to this proposal, will be for your own confidential use. Except in cases foreseen in law or in which the product submitted by us is for disclosure to third parties, CLIENT will not reveal nor permit access to third parties of this advice, recommendation, information or to the product of the work, nor will it summarize or refer to this advice, recommendation, information, or to the product of the work or to the contents of the documents that established the basis for engaging KPMG, including the Proposal, except with our express, prior and valid consent.

c.     CLIENT undertakes to formally consult us prior to revealing any material provided by us, due to or as a result of the services which are the subject matter of this proposal, or prior to authorizing their total or partial disclosure to third parties, and to provide to us the material to be disclosed, in writing, so that we are able to evaluate and consider it, exclusively, in accordance with the ethical and legal principles which we are governed by, due to internal, regulatory and legal norms.

6 - Fees

6.1 - The fees described in the proposal do not

include:

a.     Inflation, it being presumed that the current price stability will be maintained until final settlement. Therefore, the fees will be adjusted annually, according to the General Market Price Index of the Getúlio Vargas Foundation (IGP-M/FGV) and, if this index is discontinued, according to an inflation adjustment index established by law, with similar composition and scope, in order to preserve the economic value in question and avoid its deterioration as a result of inflation. However, we reserve the right to automatically apply to any outstanding payment any legal ruling that changes the method for indexing contracts in a period lower than one year.

b.    Unusual situations during the course of our contractual relationship, such as, but not exclusively related to, the unavailability of information required for the performance of the services, the need for rework caused by CLIENT or its employees, or other situation in which KPMG has to incur additional or extraordinary dedication or effort, caused by CLIENT or its employees. If this type of situation is noted by KPMG, we will inform you and, in these circumstances, the parties will meet to reach an agreement, in order to avoid that KPMG bears

alone the consequences of such unforeseen

events.

c.     Additional services. Should you request additional services, such as consultations that involve research or specific studies of matters not included in this proposal, these will be charged separately, according to the time effectively spent, and will be previously agreed upon with you.

6.2 - We clarify herein that any delay in the payment of an invoice will subject CLIENT to:

a. a fine of 2% (two percent) on the full amount of the invoice

b.    default interest equal to the interest rate in force for the late payment of taxes due to the National Treasury (Selic).

c.     if the interest rate in force for late payment taxes due to the National Treasury does not include an inflation adjustment, an adjustment in accordance with the variation of the General Market Price Index of the Getúlio Vargas Foundation (IGPM/FGV) will be added to the interest amount and, if this IGPM/FGV index is discontinued, another inflation adjustment index established by law, with similar composition and scope, will apply in order to preserve the economic value in question and avoid its deterioration as the result of inflation.

6.3 - If there is any change in the economic and financial equilibrium established herein in this engagement, we understand that we may review the matter with you in order to agree upon the necessary readjustment that reflects the increase in our costs. If there is no agreement on this matter, this shall constitute just cause for the rescission of the contract based on this proposal, irrespective of any penalty.

7    - Work papers

a. During the performance of the services, we will have access to verbal and written information, documents and data in general, which will be recorded and filed, if necessary, in electronic media. Nevertheless it is an obligation of CLIENT to safeguard, for the period set forth in law, its accounting records and other documents that support its transactions for commercial and tax purposes. However, in accordance with professional legal and regulatory rules, we may retain and maintain on file copies and annotations of all the verbal and written information and documents in general, including confidential information that is provided to us as a result of or arising from the rendering of the services.

8       - Confidentiality

a.      CLIENT upon accepting this proposal, recognizes its validity, agrees to its terms and undertakes, as does KPMG, to act in such a manner that all information communicated by one party (Disclosing party) to the other party (Receiving Party), in relation to the services hereby agreed upon, will be received in confidence and used only for the purposes of performing the services, as defined in this engagement letter, and that no confidential information will be disclosed by the Receiving Party or by its representatives or personnel, without the prior written consent of the Disclosing Party.

b.      The obligation of confidentiality does not apply to information that: (i) is already known by the Receiving Party with no confidentiality obligation at the time this information is disclosed by the Disclosing Party; (ii) is in the public domain or becomes of public domain other than through a breach of this agreement; (iii) is lawfully received from third parties that are not subject to nondisclosure agreements or commitments with the Disclosing Party; (iv) is independently developed or acquired by the Receiving Party, without reference to the confidential information of the Disclosing Party; (v) is disclosed by the Disclosing Party to third parties without any similar restrictions; (vi) is approved for disclosure or is no longer considered by the Disclosing Party as confidential information; (vii) may be required in accordance with the law by a competent authority or professional rule; or (viii) needs to be disclosed so that the Receiving Party may defend itself in the event of an administrative, arbitration or judicial proceeding brought against it.

c.      KPMG may share Confidential Information with other member firms of KPMG International Cooperative, without prejudice to the confidentiality duty established herein.

d.      We may be asked to give access to and/or furnish copies of our work papers that served as a basis for the issuance of the review of the interim financial statements, issuance of the audit report of financial statements and/or issuance of the audit report of reporting package, in accordance with the scope defined in this proposal, for inspection by the regulatory agencies to which either CLIENT or KPMG are subordinated.

e. KPMG may, without the prior consent of CLIENT, disclose the Confidential Information to the competent authorities when it finds signs of money laundering or the funding of terrorism, as set forth in applicable law.

f.    On the occasion of any such request, you shall be given prior notice, as long as it is not prohibited by law, so that you can take those measures that you understand appropriate to protect your interests, it being evident that a simple disallowance, unaccompanied by judicial protection, will not be sufficient to prevent compliance with orders issued by the aforementioned authority/regulatory agencies.

g.   If one of the parties receives a service of notice or other duly issued administrative or judicial request, requiring the disclosure of confidential information of the other party, if not prohibited by law, that party shall immediately notify the other party in writing of such demand, in order to enable it to seek a protective order. As soon as the party summoned to reveal information delivers the notice, the summoned party shall be entitled to comply with such demand to the extent permitted by law or as determined in such demand, and is subject to any protective or similar order valid and effective, that the party interested in the confidentiality of the information may happen to obtain.

9    - Use of electronic mail

a.      KPMG’s Information Security policy is in compliance with market practices (except encryption). During the contractual relationship established according to the present document, KPMG may communicate with CLIENT by email, and transmit documents by e-mail. CLIENT accepts the risks inherent to this means of communication (including the risks of interception or unauthorized access to the communications described above, the risk of corruption of these communications and the risks of virus or other possible harmful devices, which are possible despite the security policy practiced by KPMG) and agrees that only the final versions of the documents and information transmitted by KPMG should be considered by CLIENT. KPMG will accept responsibility only for the original content in its records.

10  - Corporate logotype

a. KPMG reserves the right to use the name and

the logotype of CLIENT in client reports and

communications concerning Services performed

for CLIENT.

b. For the purpose of marketing, publication or the

negotiation of services KPMG and KPMG

International member firms may reveal the fact

that they are rendering services to CLIENT,

identifying the CLIENT by name (and/or logo) and

indicating only the general nature or category of

these services and any details that legally

became information in the public domain.

11  – Rescission

a. Noncompliance with any term or condition

established through this document, as well as

the performance of its subject matter in

disagreement with the provisions herein, shall

give the innocent party the right to rescind it

through express notice to the party that gave

rise to this, with prior notice of ten working

days.

b. In addition to the aforementioned

circumstances, the agreement may be

rescinded in the following cases:

b.1 Amendment to the articles of association

or by-laws or a change in the purpose or

corporate structure of the parties that

impairs the execution of this agreement.

b.2 Transfer of the rights and/or obligations

pertaining to this proposal, without prior,

express authorization by the other party.

b.3 Recurrent failures, duly proven by the

parties.

b.4 In the interest of any parties, through

communication with thirty days’ prior

notice.

b.5 Automatically, if there is a petition for

bankruptcy, judicial or extrajudicial recovery

or intervention or dissolution of any of the

parties.

b.6 In the event a fact occurs which, due to

local or international standards, causes an

impediment to the continuity of the work

or of the contractual relationship.

c. Irrespective of the reason and origin of the

rescission, without prejudice to the admissible

penalties, CLIENT is obliged to reimburse all

expenses incurred by us until the effective date

of rescission, as well as to pay for the services

performed until said date.

12  – Notices

The notices related to this contract shall be effective

when addressed as follows:

a. in the case of the CLIENT, to the address given

in the heading of the Proposal, to the attention of

the person to whom the proposal is addressed.

b. in the case of KPMG, to the address in the

letterhead of the Proposal, to the attention of the

person signing the Proposal.

c. Notices will be valid when there is evidence that

they were delivered to the correct address, even

if they are not received for any reason.

d. If either party changes its address for notification

purposes, it shall send to the other party prior

written notice of the new address, and the date

on which it takes effect. If this is not done, the

notices sent to the last address provided by a

particular party will be deemed valid for all

purposes.

13 - Solidarity

a.   If there is more than one addressee in the

Proposal, they will answer jointly and severally

for compliance with all CLIENT terms and

conditions contained in the Proposal and this

document in accordance with Article 264 of the

Brazilian Civil Code.

14 - Parties independent

a. None of the terms of the Proposal or this

document - nor the acceptance of them - may be

interpreted by the parties or third parties as

characterizing a partnership, joint venture,

partnership or any kind of representation

relationship between the parties, or employment

relationship between the representatives of

KPMG and the CLIENT .

15 - The force majeure

a. Neither party shall be in default or incur liability if

it fails to fulfill its obligations under the Proposal

and attachments due to causes beyond its

control, as provided in Article 393 of the Brazilian

Civil Code. In the event of a force majeure event

affecting either party, said party shall notify the

other as soon as possible.

16 – Severability

a.      Each clause or term of this document constitutes a separate and independent term. If any of the terms hereof are deemed void or unenforceable by a judge or competent authority, the remaining terms shall remain in force. In this case, the parties will be released from obligations arising from the defective provision, but shall engage their best efforts to replace the invalid or unenforceable provision with one that does not contain the defects such that the results originally intended by the parties are achieved as closely as possible.

17 - Entire agreement and amendments

a.      This agreement represents the entire agreement between the parties on the proposed services and may only be amended by mutual agreement among the parties.

18 – Term

a. The contractual relationship based on the

Proposal and it( s ) Attachment( s ) shall enter

into force on the date of acceptance, tacit or

express, of the Proposal by the CLIENT, and will remain in force for the period necessary for the full performance of the Services and fulfillment of all obligations undertaken by the parties, subject, in any event to the exceptions that authorize early termination and rescission hereunder.

b. In the event of tacit acceptance of the Proposal, the initial expiration of the contractual relationship shall be deemed for all purposes to be the date of commencement of performance of the Services, even if the CLIENT signs the proposal indicating a date subsequent to the beginning of the performance of the services.

19 - Governing law and jurisdiction

a. The contract signed by express or tacit

acceptance of the Proposal and its attachments shall be governed and construed in accordance with the laws of the Federative Republic of Brazil and the forum for resolving any disagreement whatsoever between KPMG and the CLIENT will be the Courts of the City of São Paulo in the State of São Paulo, Brazil.

Appendix II - General terms and conditions for invoicing the services

This document is an integral part of the Proposal to which it is attached. For all legal purposes, HSBC Bank Brasil represents that, in order to facilitate the timely and accurate payment of the agreed fees, as desired by the Parties and recorded herein, it made available for KPMG all information it deems relevant so that the invoicing may be carried out within standards compatible with the practices and the financial flow of the Bradesco Organization, fulfilling the expectations and requirements of all parties, people and departments involved in the accounts payable process of the Organization, in particular those responsible for receiving, assessing, approving, releasing and processing billing documents, and making payments.

HSBC Bank Brasil acknowledges that it reviewed all data in the INVOICE SUMMARY TABLE - EXAMPLE below that it agrees that said data is correct and represents all information that shall be complied with, so that the invoicing of the fees may be deemed compatible and be accepted by the standards of your Organization; and, therefore,  the invoicing of the fees carried out pursuant to the terms of this Proposal, in compliance with the data in the INVOICE SUMMARY TABLE, will be paid on their due dates agreed herein, under the penalty of having the corresponding contractual and legal measures and fines immediately applied.

The payment shall be made using the bank payment slips to be sent by KPMG, together with the corresponding invoices, on each installment.

INVOICE SUMMARY TABLE
Corporate Name (for the invoice)	Company Name
Corporate Taxpayer Identification Number (for the invoice)	xx.xxx.xxx/0001-20
Net value Taxes on fees	R$100,000.00 Municipal Services Tax (“ISS”): 5% Tax for Social Security Financing (“COFINS”): 7.6% Social Integration Program (“PIS”): 1.65%
Number of installments	2
First due date	2/18/2016
Amount of the 1st installment	R$50,000.00
Other installments – provide due date for each month	25
COMPLEMENTARY INFORMATION FOR INVOICING
Days in advance, prior to due date, for invoicing	15
Invoice (“Nota Fiscal”) shall be addressed to	Name: Pedro Silva / José de Oliveira E-mail: pedrosilva@empresa.com.br E-mail: joseoliveira@empresa.com.br Telephone: 11 xxxx-xxxxx
Contact at Accounts Payable	Name: Antonio Souza E-mail: antoniosouza@empresa.com.br Telephone:: 11 xxxx-xxxxx
Withholding income taxes (“IRRF”):	(X) IRRF at 1.5% ( ) IRRF at 4.8%
( ) Funds ( ) Others
Other information required for invoicing to allow payment to be approved on a timely and accurate way (*)

(*) Field to be filled in case additional information is required.

Contact our team

André Dala Pola

Partner

+55 (11) 2856-5301

+55 (11) 997008737

apola@kpmg.com.br

kpmg.com/BR

© 2016 KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity. All rights reserved. Printed in Brazil.

This proposal was prepared by KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG

International Cooperative (“KPMG International”), a Swiss entity. KPMG International does not provide services to clients. This proposal is strictly confidential and has been prepared for

Banco Bradesco S.A. for its internal use only. It is aimed to provide sufficient information for the bank to decide whether or not to contract the services of KPMG Auditores

Independentes. This document may not be disclosed, discussed or copied, in whole or in part, without our prior written consent. Any disclosure beyond whatever may have been allowed may adversely affect the commercial interests of KPMG Auditores Independentes. KPMG retains the ownership of this document, including its copyright and any other IP rights.

The name KPMG and its logotype are trademarks and registered trademarks of KPMG International.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 07, 2016

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.